As filed with the Securities and Exchange Commission on December 11, 2020

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Augmedix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	83-3299164
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1161 Mission Street

Suite LL

San Francisco, California 94103

(888) 669-4885

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Ginocchio

Chief Financial Officer

1161 Mission Street

Suite LL

San Francisco, California 94103

(888) 669-4885

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Freedman, Esq.

Nicolas H.R. Dumont, Esq.

Fenwick & West LLP

555 California Street

San Francisco, California 94104

(415) 875-2300

From time to time after this registration statement is declared effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	28,970,553	$3.00	$86,911,659	$9,483

(1)	Represents shares offered by the selling stockholders identified in this prospectus. Includes an indeterminable number of additional shares of common stock that, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholders.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based upon the original sale price of the shares of common stock registered hereunder. On October 5, 2020, and in subsequent closings thereafter through November 13, 2020, Augmedix, Inc. sold shares of common stock at a price of $3.00 per share in the offering. The price per share and aggregate offering price in the table above are based on the price per share in the offering.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2020

PRELIMINARY PROSPECTUS

28,970,553 Shares of Common Stock

This prospectus relates to the offering and resale by the selling stockholders identified herein of up to 28,970,553 shares of common stock, par value $0.0001 per share, of Augmedix, Inc., which include (i) 15,259,501 shares of common stock privately issued to the selling stockholders on October 5, 2020 in exchange for common stock of Augmedix Operating Corporation (f/k/a Augmedix, Inc.) (“Augmedix”), a privately held Delaware corporation, in connection with the closing of the merger between us and Augmedix, (ii) 2,166,667 shares of common stock held by pre-merger stockholders of Malo Holdings Corporation, our predecessor, (iii) an aggregate of 2,187,453 shares of common stock issuable upon the exercise of warrants issued to the issued to the selling stockholders, (iv) an aggregate of 9,138,853 shares of common stock issued in the initial closing of the offering on October 5, 2020 and in subsequent additional closings thereafter through November 13, 2020, and (v) an aggregate of 218,079 shares of common stock issuable upon the exercise of warrants issued to the Placement Agent in connection with such offering.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. The selling stockholders may sell the shares of common stock offered by this prospectus from time to time through the means described in this prospectus under the caption “Plan of Distribution”. For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 86 of this prospectus. We have borne and will continue to bear the costs relating to the registration of these shares.

There is not currently, and there has never been, any established public trading market for any of our securities. The common stock is not currently eligible for trading on any national securities exchange, including the Nasdaq Stock Market, or any over-the-counter markets, including the OTC Markets-OTCQB tier, or the OTCQB. In connection with this offering, we intend to have a registered broker-dealer to apply to have the common stock quoted on the OTCQB or another OTC system. We cannot assure you that the common stock will become eligible for trading on any exchange or market. Until such time as the common stock is quoted on the OTCQB or another public trading market otherwise develops, the selling stockholders identified herein may only sell their shares of common stock pursuant to this prospectus at a fixed price of $3.00 per share, the price per share in the offering discussed above, for a total offering amount of $86,911,659. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company”.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2020.

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ABOUT THIS PROSPECTUS

We have not, and the selling stockholders have not, authorized anyone to give you any information other than the information contained in this prospectus, the information incorporated by reference herein, any applicable prospectus supplement or any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). We and the selling stockholders take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. Neither we nor the selling stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For Non-U.S. investors

Neither we nor the selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus, any prospectus supplement or free writing prospectus filed with the SEC, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any prospectus supplement or free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any prospectus supplement or free writing prospectus outside the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of our Business”, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“the Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “will,” “could,” “project,” “target,” “potential,” “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding changes in regulatory requirements;

●	our ability to interoperate with the EHR (as defined below) systems of our customers;

●	our reliance on Vendors (as defined below);

●	our ability to attract and retain key personnel;

●	the competition to attract and retain RDSs (as defined below);

●	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

●	our ability to further penetrate our existing customer base;

●	our estimates regarding the use of proceeds from the Offering (as defined below), expenses, future revenues, capital requirements and our need for or ability to obtain additional financing to fund our operations;

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●	our ability to protect and enforce our intellectual property protection and the scope and duration of such protection;

●	developments and projections relating to our competitors and our industry, including competing dictation software providers, third-party, non-real time medical note generators and real time medical note documentation services;

●	the impact of current and future laws and regulations;

●	the impact of the COVID-19 crisis on our business, results of operations and future growth prospects;

●	our intended use of proceeds from the Offering (as defined below); and

●	other risks and uncertainties, including those listed under the caption “Risk Factors”.

These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus, in any applicable prospectus supplement and in any related free writing prospectus.

Any forward-looking statement in this prospectus, in any applicable prospectus supplement and in any related free writing prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our business, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus and the documents that we reference therein and have filed with the SEC as exhibits thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus contains, any applicable prospectus supplement and any related free writing prospectus may contain, estimates, projections and other information concerning our industry, our business and the markets for certain therapeutics. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained these industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources that we believe to be reliable. In some cases, we do not expressly refer to the sources from which such data are derived.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the securities covered by this prospectus. For a more complete understanding of the Company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, any related prospectus supplement and any related free writing prospectus, including the information set forth in the section titled “Risk Factors” in this prospectus, any related prospectus supplement and any related free writing prospectus in their entirety before making an investment decision.

All references to “Augmedix” refer to Augmedix Operating Corporation, a privately held Delaware corporation and our direct, wholly-owned subsidiary. Unless otherwise stated or the context otherwise indicates, references to the “Company”, “we”, “our”, “us” or similar terms refer to Augmedix, Inc. (formerly named Malo Holdings Corporation) together with its wholly-owned subsidiary, Augmedix. Augmedix holds all material assets and conducts all business activities and operations of Augmedix, Inc.

Overview

The medical note documentation burden in the U.S. is significant. It is a major contributor to doctor burnout, which according to a recent study in the Annals of Internal Medicine, costs the U.S. healthcare industry $4.6 billion from lost productivity and recruiting costs.

Healthcare practitioners in the U.S. often look to outsourced solutions to handle their documentation. There are various solutions that are marketed to clinicians (which include licensed physicians, nurse practitioners and physicians’ assistants, but not registered nurses). These range in scope from self-serve dictation tools to fully out-sourced medical note documentation solutions. We are a provider of a fully out-sourced medical note documentation solution that also provides supplemental clinical support to the U.S. healthcare industry.

Augmedix was incorporated in 2013 and launched its commercial real-time, remote documentation services in 2014. We provide software compatible with off-the-shelf, mobile client devices (smartphones or Google Glass) that enables clinicians to communicate with remotely-located documentation specialists (each an “RDS”, and collectively “RDSs”). Our RDSs observe the clinician-patient interaction, through an audio/video stream, and extract the relevant elements of that interaction to create the medical notes that are then uploaded into the patient’s chart contained within the electronic health record (“EHR”) system. The EHR system is third-party software licensed by the healthcare clinic or system to manage patient charts.

Patient care in the U.S. is provided in ambulatory or clinical environments and hospitals. We focus most of our efforts in the ambulatory/clinical segment of the patient care market. Roughly 85-90% of the physicians who subscribe to our service are employed directly by, or are affiliated with, a healthcare enterprise. The remaining 10-15% consists of small practices and individual practitioners.

We have generated in excess of four million medical notes since we began offering our service and are currently delivering over 35,000 notes to our customers each week. We estimate that our solution saves doctors two to three hours each day which is time that they can redeploy to see more patients or improve their work-life balance. We believe the benefits to healthcare enterprises are increased productivity and higher clinician and patient satisfaction.

The current COVID-19 crisis and resulting safety protocols have prompted a significant shift towards delivering health services remotely via telemedicine. Our technology platform was designed to enable real time, two-way communication between remotely-located participants. As such, we were able to continue to provide uninterrupted service to our customers. In early April 2020, over 90% of the physicians we served conducted approximately 60% of their patient visits remotely. As of July 2020, while the number of clinicians practicing telemedicine stayed relatively constant, the proportion of their daily telemedicine visits declined to approximately 30% as patients became more comfortable seeing their doctors in person. However, we believe telemedicine will remain an important part of health services delivery even after the end of the COVID-19 crisis.

The COVID-19 crisis has also required modifications to how we deliver our service. While our general business model is to provide RDS service from central operating centers, local shelter in place orders have required us to shift to work-from-home for all employees and contracted employees. We were able to transition to full work from home for all RDSs worldwide within a few days with very little service interruption. We will continue our work from home model until local conditions remove shelter in place orders and employees can safely work from our central operations centers. We instituted additional system controls to ensure compliance with our privacy practices.

Our technology vision is to automate as much of the medical note creation process as possible by applying an approach we refer to as “intelligence amplification.” While the unstructured nature of a conversation between physician and patient places inherent limitations on how much note creation can ultimately be automated, we believe automation, even if partial, could generate significant benefits including improved operating efficiencies, higher-quality medical notes and a more uniform level of note quality.

Our intelligence amplification approach toward achieving note automation is different than that being pursued by other participants in our industry. Our approach is based upon our belief that technicians will be a necessary part of the note creation process for a long time. We use widely available technology today to mine our data sets and help us build the models needed to enable automation. However, we use such technology to build tools that our RDSs can use to automate some of the principal tasks in the note creation process rather than attempt to build self-serve software designed for use directly by physicians.

Our Industry

Accurate medical records are indispensable to ongoing patient care. The cornerstone of any medical record system is proper recording of a patient’s examination as it occurs. Pen and paper, either in the hands of a physician or an in-person documentation specialist, have been the traditional method of producing medical notes, but this method can be both time consuming in the hands of a caregiver and subject to subsequent misinterpretation due to illegibility or other factors. Misinterpretation of the information actually recorded can lead to confusion regarding the patient’s condition and/or clinician services provided. The volume of medical information required to be recorded and the number of intended recipients has also increased.

The advent of computerized record systems, that are now an integral part of the healthcare landscape as a result of the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), has ushered in a new era of record keeping in which medical records are stored as electronic text and data that enhances legibility and has the potential to be more thorough. Furthermore, computerized record systems can be instantly accessed by numerous practitioners at the same time, which has enabled medical practitioners to instantly share medical records with each other for mutually-served patients.

The enormous resources expended on medical documentation has burdened the healthcare industry and caused many organizations, as well as individual practitioners, to look to outsourcing solutions. Existing EHR medical record systems are generally cumbersome for practitioners to use due to their highly structured nature and user interfaces that cause data entry to be regimented by design and be quite time consuming. Today, we estimate that up to one-third of a doctor’s day is consumed by the required and complex interactions with the EHR. This can lead to many physicians authoring their notes hours or days after the actual patient visit. Physicians also need to invest significant time to familiarize themselves with the EHR whenever a new EHR is adopted or whenever an update to an existing EHR is introduced. These issues are compounded by the fractured nature of the EHR space, with over 700 different EHRs available in the U.S. The largest of these are Epic, Cerner, Allscripts and Athena.

The COVID-19 crisis is placing even more pressure on healthcare systems by compelling organizations to radically change patient care protocols to ensure patient and care team safety. One of the changes having a profound effect on the documentation sector is the shift towards telehealth. Technology available today is enabling effective clinician-patient interactions conducted remotely, which had previously not been possible.

In April 2020, over 60% of all patient visits were conducted remotely. That number has decreased since then, as patients become more comfortable with in-person visits and healthcare organizations institute appropriate safety measures at their facilities to accommodate in-person visits. Nevertheless, this shift to telehealth is expected to remain a key component of the U.S. healthcare delivery system even after the current COVID-19 crisis.

The principal legacy tools and solutions (manual, or existing EHR solutions) are not ideally suited to the changing U.S. healthcare landscape. Automated dictation tools have evolved such that they convert speech to text with minimal errors, however, they demand a great deal of the clinician’s time to convert the relevant aspects of their interactions with patients into a cogent, accurate and comprehensive medical note. The in-person documentation specialist, one of the most prevalent out-sourced solution, has been severely impacted by the COVID-19 crisis which reduced the ability for such personnel to be physically present at the point of care delivery.

Our Opportunity

We believe that we have the opportunity to serve the ambulatory/clinical segment of the U.S. patient care services market with solutions that address medical note documentation needs. Our solutions cater to large and small healthcare organizations but can also be adopted by individual practitioners. There are currently about 1.1 million physicians in the U.S. About 88% of these, or 980,000 work within the specialties that we currently cover. Of these, about 30%, or 295,000, fall within the productivity parameters we establish as the best prospects for realizing the highest customer return on investment (“ROI”). Using our average current subscription price of $1,800/doctor/month, we believe that our total addressable market in the U.S. is approximately $6.0 billion annually.

Our existing customers employ directly, or are affiliated with, about 212,000 physicians. Applying similar ratios as the industry as a whole, yields a total of about 56,000 addressable physicians, which translates to a $1.0 billion opportunity annually. As such, our existing enterprise healthcare customers represent about 19% of the total U.S. addressable market. Based upon the number of physicians we currently service, we have penetrated about ½ of one percent of the potential that resides within our existing enterprise customer base.

In addition to physicians who work in the ambulatory or clinical setting of healthcare centers, there are approximately 57,000 emergency department physicians in the U.S. today. We are currently piloting our service at one hospital in California. If successful, we plan to roll out the service more broadly, which would increase the size of our total addressable market.

Risks Related to Our Business and Industry

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section titled “Risk Factors”. These risks include, among others, the following:

●	We have incurred significant losses in the past and will likely experience losses in the future.

●	We have outstanding debt obligations that exceed our cash reserves, and we may be unable to find additional sources of capital to fund our operations.

●	Our sales have been concentrated in a small number of customers.

●	We depend on a limited number of Vendors, and if we are unable to secure services from them, or the services they provide are inadequate, our business and operating results could be harmed.

●	We depend on a number of technology providers, and if we are unable to source solutions from them then our business and operating results could be harmed.

●	Our solution depends on our ability to operate within the EHR systems of our customers, and if we are unable to access these systems then our operations and business and operating results could be harmed.

●	Our significant international operations subject us to additional risks that can adversely affect our business results of operations and financial condition.

●	If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenues, operating results and reputation could suffer.

●	Due to the COVID-19 crisis, we have taken certain precautions to keep our RDSs and employees safe that could harm our business.

●	We may not be able to keep pace with changes in technology or provide timely enhancements to our products and services.

●	Any failure to offer high-quality customer support for our platform may adversely affect our relationships with our customers and harm our financial results.

●	If we are unable to attract and retain key personnel, our business could be harmed.

●	We are subject to various state and federal and foreign laws and regulations, including healthcare, data protection and privacy laws and regulations, that may impact our business and could subject us to significant fines and penalties or other negative consequences.

Recent Developments

Merger Agreement

On October 5, 2020, our wholly-owned subsidiary, August Acquisition Corp., a corporation formed in the State of Delaware on September 29, 2020 (“Acquisition Sub”) and Augmedix entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 5, 2020 (the “Closing Date”), Acquisition Sub merged with and into Augmedix, with Augmedix continuing as the surviving corporation and our wholly-owned subsidiary (the “Merger”).

As a result of the Merger, we acquired the business of Augmedix, a provider of remote medical documentation and live clinical support services with a mission to rehumanize the clinician-patient relationship so that doctors can focus on what they do best — patient care. See “Description of our Business” below. At the time the certificate of merger reflecting the Merger was filed with the Secretary of State of Delaware (the “Effective Time”), each of Augmedix’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive (a) 0.420864013 shares of our common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of Augmedix’s capital stock), with the maximum number of shares of our common stock issuable to the former holders of Augmedix’s capital stock equal to 15,458,133 after adjustments due to rounding for fractional shares. Immediately prior to the Effective Time, an aggregate of 2,833,333 shares of our common stock owned by the stockholders of Malo Holdings Corporation prior to the Merger were forfeited and cancelled (the “Stock Forfeiture”). In addition, pursuant to the Merger Agreement, (i) options to purchase 10,011,161 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix 2013 Equity Incentive Plan (the “Augmedix Plan”) were assumed and converted into options to purchase 4,213,153 shares of our common stock, (ii) stock appreciation rights to purchase 601,768 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix Plan were assumed and converted into stock appreciation rights to purchase 252,983 shares of our common stock (iii) warrants to purchase 6,576,565 shares of Augmedix’s Series B convertible preferred stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 2,767,836 shares of our common stock, and (iv) warrants to purchase 13,273 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 5,584 shares of our common stock.

Following the closing of the Merger, Malo Holdings Corporation changed its name to Augmedix, Inc.

See “Description of Capital Stock” below for more information. The issuance of shares of our common stock, or options, stock appreciation rights or warrants to purchase shares of our common stock, to Augmedix’s former security holders are collectively referred to as the “Share Conversion.”

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

As a condition to the Merger, we entered into an indemnity agreement with our former officer and directors (the “Pre-Merger Indemnity Agreement”), pursuant to which we agreed to indemnify such former officer and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.

The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes. Augmedix is considered the acquirer for accounting purposes, and our historical financial statements before the Merger will be replaced with the historical financial statements of Augmedix before the Merger in future filings with the SEC. The Merger is intended to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The issuance of securities pursuant to the Share Conversion was not registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506 of Regulation D promulgated by the SEC thereunder. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement, and are subject to further contractual restrictions on transfer.

The Offering

Following the Effective Time of the Merger, we sold 9,138,853 shares of our common stock pursuant to a private placement offering for up to 10,000,000 shares of our common stock, at a purchase price of $3.00 per share in multiple closings through November 13, 2020. The private placement offering is referred to herein as the “Offering.”

The aggregate gross proceeds from the closings of the Offering were $27.4 million (before deducting placement agent fees and expenses of approximately $2.2 million).

The closings of the Offering was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the SEC thereunder. The common stock in the initial closing of the Offering was sold to “accredited investors,” as defined in Regulation D, and was conducted on a “reasonable best efforts” basis.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including this prospectus; reduced disclosure about our executive compensation arrangements;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as amended, on the effectiveness of our internal controls over financial reporting;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year in which the fifth anniversary of the completion of this offering occurs. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We were incorporated in the State of Delaware as Malo Holdings Corporation on December 27, 2018. On October 5, 2020, August Acquisition Corp. merged with and into Augmedix. Following the Merger, Augmedix was the surviving entity and became our wholly-owned subsidiary, and all of the outstanding shares of common and preferred stock of Augmedix were converted into shares of our common stock. The business of Augmedix became our business as a result of the Merger. Following the consummation of the Merger, Augmedix changed its name to “Augmedix Operating Corporation.” Immediately after completion of the Merger, we changed our name to “Augmedix, Inc.”

Prior to the Merger, Malo Holdings Corporation was a “shell” company registered under the Exchange Act, with no specific business plan or purpose until it began operating the business of Augmedix following the closing of the Merger.

Our principal executive offices are located at 1161 Mission Street Suite LL, San Francisco, CA 94103. Our telephone number is (888) 669-4885. Our website address is www.augmedix.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

All trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

THE OFFERING

Common stock offered by selling stockholders	28,970,553 shares

Common stock outstanding	26,798,139 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

Offering price	The selling stockholders may only sell their shares of common stock pursuant to this prospectus at a fixed price of $3.00 per share until such time as our common stock is quoted on the OTCQB, or another public trading market for the common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Market for our shares	There is not now and never has been any market for our securities and an active market may never develop. In connection with this offering, we have arranged for a broker-dealer to apply to have our common stock quoted on the OTCQB or another over-the-counter system. In the future, we intend to seek to have the common stock quoted on a national securities exchange. However, we may not be successful in having our shares quoted on an over-the-counter market or listed on a national securities exchange.

The number of shares of common stock outstanding is based on an aggregate of 26,798,139 shares outstanding as of November 15, 2020, and excludes:

●	4,308,687 shares of common stock issuable upon the exercise of stock options outstanding under our Augmedix Plan, with an average exercise price of $0.76 per share;

●	Stock appreciation rights to purchase 252,983 shares of common stock under our Augmedix Plan, with an average exercise price of $0.77 per share;

●	2,991,499 shares of common stock issuable upon the exercise of common stock warrants outstanding, with an exercise price of $2.91 per share; and

●	441,411 shares of common stock available for future issuance under the Augmedix, Inc. 2020 Equity Incentive Plan (the “2020 Plan”).

SUMMARY FINANCIAL DATA

The following tables set forth summary financial data as of, and for the nine months ended, September 30, 2020 and 2019, and as of, and for the years ended, December 31, 2019 and 2018 and should be read together with our consolidated financial statements and the related notes, as well as the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and related notes. The summary consolidated financial data as of, and for the nine months ended, September 30, 2020 and 2019 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. The summary financial data as of, and for the years ended, December 31, 2019 and 2018 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our operating results for the nine-month period ended September 30, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2020 or any other interim periods or any future year or period.

	Nine Months Ended September 30,		Year Ended December 31,
	2020 (unaudited)	2019 (unaudited)	2019	2018

Revenues	$11,940,407	$10,150,048	$14,107,681	$10,815,253
Cost of revenues	7,153,228	6,832,388	9,428,454	10,029,336
Gross profit	4,787,179	3,317,660	4,679,227	785,917
Operating expenses:
General and administrative	8,480,410	8,257,287	10,861,392	13,153,849
Sales and marketing	2,945,161	2,634,205	3,583,285	3,593,745
Research and development	3,484,833	5,182,308	6,977,259	6,960,624
Total operating expenses	14,910,404	16,073,800	21,421,936	23,708,218
Loss from operations	(10,123,225)	(12,756,140)	(16,742,709)	(22,922,301)
Other income (expenses):
Interest expense	(1,197,150)	(2,379,486)	(2,812,361)	(2,083,195)
Interest income	3,144	3,602	6,268	4,594
Other income (expenses)	(496,324)	312,018	1,050,461	838,157
Total other income (expenses), net	(1,690,330)	(2,063,866)	(1,755,632)	(1,240,444)
Net loss	(11,813,555)	(14,820,006)	(18,498,341)	(24,162,745)
Other comprehensive income:
Foreign exchange translation adjustment	(8,585)	(45,172)	6,903	1,182
Total comprehensive loss	$(11,822,140)	$(14,865,178)	$(18,491,438)	$(24,161,563)
Net loss per share of common stock, basic and diluted	$(5.95)	$(7.51)	$(9.36)	$(20.32)
Weighted average shares of common stock outstanding, basic and diluted	1,985,064	1,973,580	1,975,911	1,189,374

	September 30, 2020 (unaudited)	December 31, 2019	December 31, 2018

Assets
Current assets:
Cash	$1,428,888	$9,603,266	$9,914,454
Restricted cash	2,000,189	2,000,119	—
Accounts receivable, net of allowance for doubtful accounts	2,561,619	2,290,803	2,167,265
Prepaid expenses and other current assets	412,714	458,509	451,695
Total current assets	6,403,410	14,352,697	12,533,414
Property and equipment, net	994,589	1,213,026	1,347,650
Deferred offering costs	934,692	—	—
Deposits	173,295	173,294	122,500
Total assets	$8,505,986	$15,739,017	$14,003,564

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Note payable, current portion	$2,893,667	$2,893,667	$240,000
Subordinated note payable, current portion	2,747,409	—	251,130
Accounts payable	291,447	640,896	266,076
Accrued expenses and other current liabilities	3,887,968	2,766,248	2,298,545
Deferred revenue	5,166,198	5,510,460	4,865,499
Customer deposits	1,052,900	1,052,900	1,161,650
Total current liabilities	16,039,589	12,864,171	9,082,900
Note payable, net of current portion	2,180,300	—	3,433,667
Subordinated note payable, net of current portion	7,220,742	9,721,608	9,721,177
Deferred rent, net of current portion	—	20,877	230,887
Preferred stock warrant liability	5,252,855	4,391,372	328,559
Total liabilities	30,693,486	26,998,028	22,797,190

Convertible preferred stock	54,282,964	53,882,460	38,257,039
Stockholders’ deficit:
Common stock	198	198	197
Additional paid-in capital	3,667,134	3,173,987	2,773,356
Accumulated deficit	(80,087,811)	(68,274,256)	(49,775,915)
Accumulated other comprehensive loss	(49,985)	(41,400)	(48,303)
Total stockholders’ deficit	(76,470,464)	(65,141,471)	(47,050,665)
Total liabilities, convertible preferred stock and stockholders’ deficit	$8,505,986	$15,739,017	$14,003,564

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information set forth in this prospectus, you should carefully consider the risk factors discussed below when considering an investment in our common stock and any risk factors that may be set forth in the applicable prospectus supplement, any related free writing prospectus, as well as the other information contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have incurred significant losses in the past and will likely experience losses in the future.

We have incurred significant losses in the past and recorded a net loss of $18.5 million for the year ended December 31, 2019, and $11.8 million and $14.8 million for the nine months ended September 30, 2020 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $68.3 million, and $80.1 million at September 30, 2020. If we cannot make consistent progress toward future profitability, our business and our stock price may be adversely affected.

Our ability to be profitable in the future depends upon continued demand for our solutions from existing and new customers. Further adoption of our solutions depends upon our ability to improve the quality of our products, enhance clinician and physician satisfaction and increase efficiency and productivity. In addition, our profitability will be affected by, among other things, our ability to execute on our business strategy, the timing and size of contracts, the pricing and costs of our solutions, competitive offerings, macroeconomic conditions affecting the healthcare industry, the COVID-19 crisis, and the extent to which we invest in sales and marketing, research and development and general and administrative resources.

We have outstanding debt obligations that exceed our cash reserves, and we may be unable to find additional sources of capital to fund our operations.

As of September 30, 2020, we had a $2.9 million senior term loan under the Loan and Security Agreement, dated June 11, 2015, with Comerica Bank (as amended from time to time, including by that certain First Amendment to Loan and Security Agreement dated as of February 14, 2017, that certain Second Amendment to Loan and Security Agreement dated as of April 11, 2017, that certain Third Amendment to Loan and Security Agreement dated as of July 28, 2017, that certain Fourth Amendment to Loan and Security Agreement dated as of August 20, 2018, that certain Default Waiver and Fifth Amendment to Loan and Security Agreement dated as of September 6, 2018, that certain Default Waiver and Sixth Amendment to Loan and Security Agreement dated as of October 12, 2018, that certain Default Waiver and Seventh Amendment to Loan and Security Agreement dated as of August 5, 2019, and that certain Eighth Amendment to Loan and Security Agreement dated as of August 28, 2019, together the “Comerica LSA”), a $2.2 million “Paycheck Protection Program” loan under the Promissory Note, dated as of April 11, 2020, with East West Bank (the “PPP Loan”) and a $10.0 million subordinated term loan outstanding under the Loan and Security Agreement, dated May 31, 2017, with Trinity Capital Fund III, L. P. (as amended from time to time, including by that certain First Amendment to Loan and Security Agreement dated May 31, 2018, that certain Second Amendment to Loan and Security Agreement dated October 15, 2018, and that certain Third Amendment to Loan and Security Agreement dated August 29, 2019, together the “Trinity LSA” and together with the Comerica LSA, the “Senior Secured Credit Facilities Credit Agreements”). The senior term loan under the Comerica LSA is due and payable in December 2020. The PPP loan is due and payable in April 2022. The subordinated term loan under the Trinity LSA begins amortizing over 28 monthly installments beginning in January 2021. Under current federal guidelines governing PPP loans, we believe we qualify for 100% repayment forgiveness of the PPP Loan, however, there can be no assurance that the federal guidelines will not change in the future and that we will be required to repay some, or all, of the PPP Loan.

Our cash and restricted cash balance stood at $3.4 million on September 30, 2020, of which $2.0 million is restricted under the Comerica LSA. As we currently do not generate positive cash flow from operations, we will need to refinance our debt obligations, or we will require an injection of outside funding to enable us to service our debt, which may result in dilution to our stockholders. We plan to refinance the Senior Secured Credit Facilities Credit Agreements, however, there can be no assurance that we will be able to refinance any of our debt or that we will be able to do so on favorable terms. Moreover, there can be no assurance that we will be able to secure additional outside funding in the event we are not able to refinance our existing debt on favorable terms, or at all. In the event our refinancing does not occur, our stock price may decline.

Our sales have been concentrated in a small number of customers.

Our revenues have been concentrated in a relatively small number of large customers, and we have historically derived a significant percentage of our total revenues from a few customers. For fiscal years ended December 31, 2019 and 2018, our two largest customers accounted for 43% and 36%, respectively, of our consolidated revenues. Our two largest customers comprised 48% and 42% for the nine months ended September 30, 2020 and 2019, respectively. If one or more customers terminate all or any portion of an agreement, or if we fail to procure additional commitments with these or similarly significant customers, there could be a material adverse effect on our business, financial condition or results of operations.

We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our total revenues for the foreseeable future. The loss of any of these customers or groups of customers for any reason, or a change of relationship with any of our key customers could cause a material decrease in our total revenues.

Additionally, mergers or consolidations among our customers in the healthcare industry could reduce the number of our customers and could adversely affect our revenues and sales. In particular, if our customers are acquired by entities that are not also our customers, that do not use our solutions or that have more favorable contract terms and choose to discontinue, reduce or change the terms of their use of our solutions, our business and operating results could be materially and adversely affected.

We depend on a limited number of Vendors, and if we are unable to secure services from them, or the services they provide are inadequate, our business and operating results could be harmed.

We depend on a limited number of Vendors in India and Sri Lanka who provide, manage and supervise a significant proportion of the RDSs we depend upon for our business. Any interruption in our relationship with any of these Vendors could cause interruptions or delays in the delivery of our solutions to our customers, and this may force us to seek services from alternative sources, either externally or internally, which may not have the required specifications, or be available in time to meet demand or on commercially reasonable terms, if at all. In addition, any disruption in the ability of our Vendors to secure services from RDSs could disrupt our offering.

Our medical note documentation business relies on the deployment of RDSs through Vendors. The failure to achieve and maintain high-quality standards, including high accuracy of medical notes, reduction in errors that may cause harm to patients and avoidance of delays in the delivery of medical notes, could seriously hurt our business. If our Vendors fail to provide high quality services, we may incur additional costs and loss of revenues and harm to our reputation.

Our RDSs observe the clinician-patient interaction through an audio/video stream and extract the relevant elements of that interaction to create the medical notes that are then uploaded into the patient’s chart contained within the EHR system. We have limited control over the RDSs employed by our Vendors and any significant interruption in the operation of the facilities where they are employed, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, or a failure of Vendors to handle higher volumes of use or train new personnel adequately, could reduce our ability to provide services, which could result in cancelled sales, loss of revenues and damage to our brand and reputation.

While we endeavor to ensure that our Vendors and their RDSs comply with all of our corporate policies and practices, including privacy and data security practices, we have a limited ability to monitor and ensure compliance. If a Vendor deviates from these policies, our reputation with our customers may be harmed and we may incur liability from our customers or governmental agencies.

Currently, many of the RDSs employed by our Vendors and us are forced to work from home due to ongoing shelter-in-place orders due to the COVID-19 crisis. The productivity of our RDSs may suffer as they adapt to these new environments and our ability to ensure compliance with our privacy and data security policies is more limited than in our RDS Operations Centers. This shift has also required additional IT resources for both us and our Vendors and has made the training of RDSs remote, and therefore more resource intensive. Any of these circumstances may also force us to redesign our solutions.

During the first half of 2020, we shifted to a new payment arrangement with our Vendors. This payment arrangement represents a substantial change from the previous model that operated prior to the first half of 2020 wherein Vendors charged us additional flat fees for each RDS passing our training and certification requirements. Under the new arrangement, effective for all Vendors, the hourly rate paid to each Vendor incorporates the amortized cost of training and certifications. If this arrangement proves unsatisfactory to us or our Vendors, we may need to modify these arrangements, which may impact the availability or productivity of our RDSs and may ultimately adversely impact our business.

We depend on a number of technology providers, and if we are unable to source solutions from them, then our business and operating results could be harmed.

Our solutions incorporate multiple software components obtained from licensors on a non-exclusive basis, such as customer relations management software and database and reporting software. Our license agreements can be terminated for cause. In many cases, these license agreements specify a limited term and are only renewable beyond that term with the consent of the licensor. If a licensor terminates a license agreement for cause, objects to its renewal or conditions renewal on modified terms and conditions, we may be unable to obtain licenses for equivalent software components on reasonable terms and conditions, including licensing fees, warranties or protection from infringement claims. Some licensors may discontinue licensing their software to us or support of the software version used in our solutions. In such circumstances, we may need to redesign our solutions with substantial cost and time investment to incorporate alternative software components or be subject to higher royalty costs. Any of these circumstances could adversely affect the cost and availability of our solutions.

Our solution depends on our ability to operate within the EHR systems of our customers, and if we are unable to access these systems, then our operations and business and operating results could be harmed.

Our RDSs observe the clinician-patient interaction, through an audio/video stream, and extract the relevant elements of that interaction to create the medical notes that are then uploaded into the patient’s chart contained within the EHR system employed by our customers. While over 700 different EHRs are available in the U.S., the largest providers are Epic, Cerner, Allscripts and Athena. Any interruption in our ability to access our customer’s EHR systems, either due to software bugs, outages or changes in EHR licenses or policies, could interfere with our ability to update patient records. For example, earlier this year Epic instituted a privacy and security policy change which restricted the ability of non-U.S. vendors from accessing the EHR system for certain of Epic’s health system customers unless grandfathered. While we were unaffected by this policy change for current customers, this change could affect our ability to serve future customers with our foreign-based RDSs and consequently such EHR policy changes may affect our operations.

Our significant international operations subject us to additional risks that can adversely affect our business results of operations and financial condition.

We have significant international operations, including in emerging markets such as Bangladesh, India and Sri Lanka, and we continue to expand our international operations as part of our growth strategy. As of September 30, 2020, approximately 79% of our employees were in Bangladesh, where we conduct a significant portion of our RDS operations, development activities and various support services. Of our RDSs, as of September 30, 2020, including those provided by our Vendors, approximately 25% were in Bangladesh, 69% were in India, and 4% were in Sri Lanka.

Our strategy to diversify geographical risk by operating out of several operating centers located in various cities throughout Asia may fail due to our inability to navigate the challenge of international operations. Operating in international markets, and particularly South Asia, requires significant resources and management attention and will subject us to regulatory, economic and political risks and competition that are different from those in the U.S. We cannot assure you that our international expansion efforts will be successful or that returns on such investments will be achieved in the future. In addition, our international operations may fail to succeed due to other risks inherent in operating businesses internationally, including:

●	difficulties and costs associated with staffing and managing foreign operations;

●	anti-bribery or corruption compliance by us or our partners;

●	the potential diversion of management’s attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

●	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

●	legal systems in which our ability to enforce and protect our rights may be different or less effective than in the U.S. and in which the ultimate result of dispute resolution is more difficult to predict;

●	differences in workplace cultures;

●	unexpected changes in regulatory requirements;

●	our ability to comply with differing technical and certification requirements outside the U.S.;

●	more limited protection for intellectual property rights in some countries;

●	adverse tax consequences, including as a result of transfer pricing adjustments involving our foreign operations;

●	fluctuations in currency exchange rates; and

●	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenues, operating results and reputation could suffer.

Our success depends, in part, upon our ability to develop and introduce new solutions and to add features to existing solutions that meet existing and new customer requirements. We may not be able to develop and introduce new solutions or features on a timely basis or in response to customers’ changing requirements. Similarly, our new solutions and features, including our investments in employing Artificial Intelligence / Machine Learning (“AI/ML”) in Notebuilder, use of new streaming technology solutions, use of new hardware devices and enhanced EHR system integration efforts, may not sufficiently differentiate us from competing solutions such that customers can justify deploying our solutions. If we encounter setbacks in our efforts to employ AI/ML and other intelligence automation tools to increase the rate at which our RDSs convert unstructured data into structured data in the process of creating medical notes, our business may suffer. We expect to incur costs associated with the development and introduction of new solutions before the anticipated benefits or the returns are realized, if at all. We may experience technical problems and additional costs as we introduce new features to our platform and service and the productivity and satisfaction of physicians and clinicians could decrease, which might result in decreased use of our Augmedix Live and Augmedix Notes solutions. If any of these problems were to arise, our revenues, operating results and reputation could suffer.

Due to the COVID-19 crisis, we have taken certain precautions to keep our RDSs and employees safe that could harm our business.

In light of the uncertain and rapidly evolving situation relating the spread of COVID-19 crisis and in compliance with ongoing shelter-in-place orders and other government executive orders directing that all non-essential businesses close their physical operations, we have taken measures intended to help minimize the risk of transmitting the virus to our employees, our customers and the communities in which we participate, which could negatively impact our business. These measures include temporarily requiring all non-essential employees to work remotely, suspending all non-essential travel worldwide for our employees, canceling, postponing or holding virtually Company-sponsored events and discouraging employee attendance at industry events and in-person work-related meetings. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce is not fully remote. Our employees travel frequently to establish and maintain relationships with one another and with our customers, partners and investors. Further, most of our U.S.-based and internationally-based RDSs have shifted to remote working which may have an adverse impact on our business due to decreased morale among RDSs, increased strain on IT systems, increased difficulty in ensuring compliance with our data security and compliance policies, and increased difficulty in the training, development and recruitment of new RDSs. Our ability to service our customers with RDSs working remotely is contingent upon the consent of our customers, which some customers may not provide. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, temporarily suspending travel and doing business in-person could negatively impact our marketing efforts, our ability to enter into customer contracts in a timely manner, our international expansion efforts, our ability to recruit employees across the organization and in sales and marketing, in particular, which could have longer term effects on our sales pipeline or create operational or other challenges as we adjust to a fully-remote workforce for the duration of the COVID-19 crisis, any of which could harm our business. In addition, our management team has, and will likely continue, to spend significant time, attention and resources monitoring the COVID-19 crisis and seeking to manage its effects on our business and workforce. The extent to which the COVID-19 crisis and our precautionary measures may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

We may not be able to keep pace with changes in technology or provide timely enhancements to our products and services.

The market for our products is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. To maintain our growth strategy, we must adapt and respond to technological advances and technological requirements of our customers. Our future success will depend on our ability to: enhance our current products, including Augmedix Notes and Augmedix Live; introduce new products in order to keep pace with products offered by our competitors; enhance capabilities, including efforts to increase RDS efficiency through improvements to Notebuilder and Builder Manager; increase the performance of our internal systems, particularly our systems that meet our customers’ requirements and integration with their EHR systems; and adapt to technological advancements and changing industry and regulatory standards for privacy and the management of EHR systems. We continue to make significant investments related to the development of new technology. If our systems become outdated, it may negatively impact our ability to meet performance expectations related to quality, time to market, cost and innovation relative to our competitors. The failure to increase efficiency for healthcare enterprises and improve patient and clinician satisfaction may adversely impact our business and operating results. The failure to continually develop enhancements and use of technologies such as AI/ML, use of new streaming technology solutions, advancements in hardware devices for RDSs and clinicians and enhanced EHR systems integration efforts may impact our ability to increase the efficiency of, and reduce costs associated with, operational risk management and compliance activities.

Any failure to offer high-quality customer support for our platform may adversely affect our relationships with our customers and harm our financial results.

Once our solutions are implemented, our customers use our support organization to resolve technical issues relating to our solutions. In addition, we also believe that our success in selling our solutions is highly dependent on our business reputation and on favorable recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to maintain existing customers or sell our solutions to existing and prospective customers, and harm our business, operating results and financial condition.

We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could also increase costs and adversely affect our operating results.

If we are unable to attract and retain key personnel, our business could be harmed.

To execute our business strategy, we must attract and retain highly qualified personnel. If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Although we have arrangements with some of our executive officers designed to promote retention, our employment relationships are generally at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. In particular, we compete with many other companies for software developers and other skilled information technology, marketing, sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications. In particular, we have experienced a competitive hiring environment in the Greater San Francisco Bay Area, where we are headquartered. Many of the companies with which we compete for experienced personnel have greater resources than we do. For example, in September 2020, our Chief Technology Officer resigned to join a larger technology company. In addition, in making employment decisions, job candidates often consider the value of the equity incentives they are to receive in connection with their employment. We and our Vendors also face increasing competition in the recruitment of RDSs in the U.S., Bangladesh, India and Sri Lanka, both from competitors and other opportunities emerging for those with our RDSs’ skillset. If we and our Vendors experience difficulty in recruiting and retaining RDSs, our business may be adversely affected. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. We intend to continue to hire additional highly qualified personnel, including research and development and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our revenues and operating results have fluctuated, and are likely to continue to fluctuate, making our quarterly results difficult to predict, which may cause us to miss analyst expectations and may cause the price of our common stock to decline.

Our operating results have been and may continue to be difficult to predict, even in the near term, and are likely to fluctuate as a result of a variety of factors, many of which are outside of our control.

Comparisons of our revenues and operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

●	the financial health of our healthcare customers and budgetary constraints on their ability to outsource medical note documentation;

●	the availability of government funding for healthcare facilities operated by the U.S. federal, state and local governments;

●	occurrence of health epidemics or contagious diseases, such as the novel coronavirus, and potential effects on our business and operations;

●	market acceptance and adoption of our Augmedix Live and Augmedix Notes solutions;

●	changes in the regulatory environment affecting our healthcare customers, including impediments to their ability to obtain reimbursement for their services;

●	our ability to expand our sales and marketing operations;

●	our ability to successfully integrate acquired businesses, technologies or assets;

●	the announcement of new significant contracts or relationships;

●	the procurement and deployment cycles of our healthcare customers and the length of our sales cycles;

●	changes in how healthcare operating and capital budgets are administered within the enterprise;

●	changes in customer deployment timelines;

●	variations in the amount of new customers booked in a prior quarter, but not delivered until later quarters;

●	our mix of solutions and the varying revenue recognition rules that apply;

●	new competitive product launches by our customers that negatively impact sales or our sales cycle;

●	pricing, including discounts by us or our competitors;

●	our ability to successfully deploy our solutions in a timely manner;

●	our ability to forecast demand and manage lead times for the recruitment and training of RDSs;

●	our ability to develop and introduce new solutions and features to existing solutions that achieve market acceptance;

●	the announcement of a new product, which may cause sales cycles to lengthen;

●	federal or state government shutdowns;

●	fluctuations in foreign currencies in Bangladesh, India and Sri Lanka; and

●	future accounting pronouncements and changes in accounting policies.

We are subject to various state and federal and foreign laws and regulations, including healthcare, data protection and privacy laws and regulations, that may impact our business and could subject us to significant fines and penalties or other negative consequences.

Our operations may be directly or indirectly subject to various state and federal healthcare laws, including, without limitation, the federal Anti-Kickback Statute, federal civil and criminal false claims laws, Health Insurance Portability and Accountability Act of 1996’s (“HIPAA”), the federal Health Information Technology for Economic and Clinical Health Act (“HITECH”), the federal civil monetary penalties statute, and the federal transparency requirements under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (“PPACA”). These laws may impact, among other things, the sales, for Augmedix Live and Augmedix Notes.

The federal Anti-Kickback Statute prohibits persons and entities from knowingly and willingly soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Additionally, PPACA amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that would otherwise be lawful in businesses outside of the healthcare industry.

The federal civil and criminal false claims laws, including the civil False Claims Act, prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false claim to, or the knowing use of false statements to obtain payment from or approval by the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. PPACA codified case law that provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Suits filed under the civil False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. Many life science and other healthcare companies have recently been investigated or subject to lawsuits by whistleblowers and have reached substantial financial settlements with the federal government under the civil False Claims Act for a variety of alleged improper marketing or other activities, including providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees, grants, free travel, and other benefits to physicians to induce them to prescribe the Company’s products; and inflating prices reported to private price publication services, which are used to set drug reimbursement rates under government healthcare programs.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, PPACA amended the intent requirement of the criminal healthcare fraud statutes such that a person or entity no longer needs to have actual knowledge of the statute or intent to violate it to have committed a violation.

HIPAA, as amended by HITECH, and its implementing regulations, governs certain types of individuals and entities with respect to the conduct of certain electronic healthcare transactions and imposes certain obligations with respect to the security and privacy of protected health information. The federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Many states and foreign jurisdictions have similar laws and regulations, such as anti-kickback, anti-bribery and corruption, false claims, privacy and data protection laws, to which we are currently and/or may in the future, be subject. We are also subject to numerous other laws and regulations that are not specific to the healthcare industry. For instance, the U.S. Foreign Corrupt Practices Act (“FCPA”), prohibits companies and individuals from engaging in specified activities to obtain or retain business or to influence a person working in an official capacity. Under the FCPA, it is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, governmental staff members, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Although we take our obligation to maintain our compliance with these various laws and regulations seriously and our compliance program is designed to prevent the violation of these laws and regulations, we cannot guarantee that our compliance program will be sufficient or effective, that we will be able to integrate the operations of acquired businesses into our compliance program on a timely basis, that our employees will comply with our policies and that our employees will notify us of any violation of our policies, that we will have the ability to take appropriate and timely corrective action in response to any such violation, or that we will make decisions and take actions that will necessarily limit or avoid liability for whistleblower claims that individuals, such as employees or former employees, may bring against us or that governmental authorities may prosecute against us based on information provided by individuals. If we are found to be in violation of any of the laws and regulations described above or other applicable state and federal healthcare laws, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, imprisonment, diminished profits and future earnings, exclusion from government healthcare reimbursement programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and/or the curtailment or restructuring of our operations, any of which could have a material adverse effect on our business, results of operations and growth prospects. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal, state and foreign healthcare laws is costly and time-consuming for our management.

We also may be bound by contractual obligations and other obligations relating to privacy, data protection, and information security that are more stringent than applicable laws and regulations. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. For example, in January 2020, the California Consumer Privacy Act, which provides new data privacy rights for consumers and contains new operational requirements for companies, went into effect. Some companies, particularly larger or global enterprises, often will not contract with vendors that do not meet these rigorous standards and often seek contract terms to ensure we are financially liable for any breach of laws or regulations. Accordingly, our failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our solution, reduce overall demand for our solution, lead to regulatory investigations, breach of contract claims, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance or slow the pace at which we close sales transactions, any of which could harm our business.

Efforts to comply with regulatory mandates to increase the use of electronic health data and health system interoperability may lead to negative publicity which could adversely affect our business.

For many years, a primary focus of the healthcare industry has been to increase the use of EHRs and the sharing of the health data among providers, payors and other members of the industry. The federal government has been a significant driver of that initiative through rules and regulations. In 2009, as part of HITECH, the federal government set aside $27 billion of incentives for hospitals and providers to adopt EHR systems. In 2019, the Centers for Medicare & Medicaid Services (the “CMS”), proposed policy changes supporting its MyHealthEData initiative to improve patient access and advance electronic data exchange and care coordination throughout the healthcare system. The Interoperability and Patient Access Proposed Rule seeks to make patient data more useful and transferable through open, secure, standardized, and machine-readable formats while reducing restrictive burdens on healthcare providers. In addition to this proposed rule, CMS released a request for information to obtain feedback on interoperability and health information technology adoption in post-acute care settings. As noted in connection with the release of the proposed rule, CMS seeks to break down existing barriers to important data exchange in all aspects of healthcare from patients to providers to payers and researchers.

The goals of increased use of electronic health data and interoperability are improved quality of care and lower healthcare costs generally, and the services we provide rely upon the necessity of electronic health data. However, increased use of electronic health data and the interoperability between our services and those systems inherently magnifies the risk of security breaches involving that data and information systems, including our own. Additionally, the sharing of health information such as that we produce and summarized through Augmedix Live and Augmedix Notes, has received increasingly negative publicity. There is at least one well publicized instance where organizations received significant negative publicity for sharing health data despite having appeared to comply in all respects with privacy laws. There can be no assurance that our efforts to improve the services we deliver and to comply with the law through the use of electronic data and system interoperability will not receive negative publicity that may materially and adversely affect our ability to serve clinicians. Negative publicity may also lead to federal or state regulation that conflicts with current federal policy and interferes with the healthcare industry’s efforts to improve care and reduce costs through use of electronic data and interoperability. Further regulation of EHR systems and health records generally may also interfere with our intelligence amplification efforts to help automate the medical note creation process.

The healthcare industry is highly regulated. Any material changes in the political, economic or regulatory healthcare environment that affect the group purchasing business or the purchasing practices and operations of healthcare organizations, or that lead to consolidation in the healthcare industry, could require us to modify our services or reduce the funds available to providers to purchase our solutions and services.

Our business, financial condition and results of operations depend upon conditions affecting the healthcare industry generally and hospitals and health systems particularly. Our ability to grow will depend upon the economic environment of the healthcare industry, as well as our ability to increase the number of solutions that we sell to our customers. The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Factors such as changes in reimbursement policies for healthcare expenses, consolidation in the healthcare industry, regulation, litigation and general economic conditions affect the purchasing practices, operation and, ultimately, the operating funds of healthcare organizations. In particular, changes in regulations affecting EHRs, or restrictions on permissible discounts and other financial arrangements, could require us to make unplanned modifications to our solutions and services, or result in delays or cancellations of orders or reduce funds and demand for our solutions and services.

If we fail to offer high-quality services and support for any of our solutions, our operating results and our ability to sell those solutions in the future will be harmed.

Our ability to sell our solutions depends on our implementation services and technical support teams providing high-quality services and support. Our implementation services team assists our customers with their clinical integration, training and project management during the pre-deployment and deployment stages. Once our solutions are deployed within a customer’s facility, the customer typically depends on our technical support team to help resolve technical issues, assist in optimizing the use of our solutions and facilitate adoption of new functionality. If we do not effectively assist our customers in deploying our solutions, succeed in helping our customers quickly resolve technical and other post-deployment issues, or provide effective ongoing support services, our ability to expand the use of our solutions within existing customers and to sell our solutions to new customers will be harmed. If deployment of our solutions is deemed unsatisfactory, we may incur significant costs to attain and sustain customer satisfaction or, in extreme cases, our customers may choose not to deploy our solutions. As we hire new services and support personnel, we may inadvertently hire underperforming people who will have to be replaced, or fail to effectively train such employees, leading in some instances to slower growth, additional costs and poor customer relations.

As we continue to pursue opportunities for larger deals that have greater technical complexity or that involve the deployment of products and services that are untested as compared to our older products (such as Augmedix Notes), including deals that require more complex integrations with our customer’s workflows, we may experience a longer time period for our solutions to deploy and as a result, our revenue recognition for these deals may be delayed. Additionally, as we enter agreements with new and existing customers for larger and more complex deals, we have been, and may continue to be, required to agree to customer acceptance and cancellation clauses. With acceptance clauses, delays may occur in obtaining customer acceptance regardless of the quality of our products and services, and may cause us to defer revenue recognition where such acceptance provisions are substantive in nature, or they may require us to incur additional costs in an effort to obtain such customer acceptance. Cancellation clauses may result in a customer canceling an order for services, which could impact our revenues.

If our solutions experience data security breaches, and there is unauthorized access to our customers’ data, we may lose current or future customers, our reputation and business may be harmed and we may incur significant liabilities.

Our solutions are used by our customers to manage and store personally identifiable information, proprietary information and sensitive or confidential data relating to their business. Although we maintain security features in our solutions, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code, such as “ransomware,” and other disruptions that may jeopardize the security of information stored in and transmitted by our solutions. Cyber-attacks and other malicious Internet-based activity continue to increase generally and may be directed at either the solution used by our customers or our corporate information technology software and infrastructure.

Because techniques used to obtain unauthorized access, exploit vulnerabilities or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques, patch vulnerabilities, or implement adequate preventative measures. Certain of our customers may have a greater sensitivity to security defects or breaches in our software than to defects in other, less critical, software solutions. Any actual or perceived security breach or theft of the business-critical data of one or more of our customers, regardless of whether the breach is attributable to the failure of our software or solutions, may adversely affect the market’s perception of our solutions. There can be no assurance that limitation of liability, indemnification or other protective provisions in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. One or more large claims may be asserted against us that exceed our available insurance coverage, or changes in our insurance policies may occur, including premium increases or the imposition of large deductible or co-insurance requirements. Because the majority of our employees, Vendors and RDSs have shifted to remote work due to ongoing shelter in place orders due to the COVID-19 crisis, our ability to safeguard our systems may be adversely impacted, and we may be more susceptible to data security breaches.

Furthermore, a party that is able to circumvent our security measures or exploit any vulnerabilities in our solutions could misappropriate our or our customers’ proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems, misuse any information that they misappropriate, cause early termination of our contracts, subject us to notification and indemnity obligations, litigation, and regulatory investigation or governmental sanctions, cause us to lose existing customers, and harm our ability to attract future customers. Because our business is reliant on integration with EHR systems of healthcare providers, and the protection of sensitive patient information, any such breach could cause harm to our reputation, business, financial condition and results of operations, and we may incur significant liability, and as a result our business and financial position may be harmed.

Our business and reputation may be impacted by IT system failures or other disruptions.

We may be subject to IT systems failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins or other events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could prevent access to or the delivery of certain of our products or services, compromise our data or our customers’ data or result in delayed or cancelled orders, as well as potentially expose us to third-party claims. System failures and disruptions could also impede our transactions processing services and financial reporting.

War, terrorism, geopolitical uncertainties, public health issues, including pandemics, and other business disruptions have caused and could cause damage to the global economy, and thus have a material and adverse impact on our business, financial condition and operating results. Our business operations are subject to interruption by natural disasters, fire, power shortages, terrorist attacks and other hostile acts, labor disputes, public health issues and other issues beyond our control. Such events could decrease our demand for our products or services or make it difficult or impossible for us to develop and deliver our products or services to our customers. A significant portion of our research and development activities, our corporate headquarters, our IT systems and certain of our other critical business operations are concentrated in a few geographic areas. In the event of a business disruption in one or more of those areas, our ability to provide medical note documentation services could suffer, and we could incur significant losses, require substantial recovery time, and experience significant expenditures in order to resume operations, which could materially and adversely impact our business, financial condition and operating results.

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management focus and efforts.

Our sales cycles are lengthy, and it is difficult for us to predict when or if sales will occur.

Our sales efforts are often targeted at larger healthcare systems, and large physician specialty practices, and as a result, we face greater costs, must devote greater sales support to individual customers, have longer sales cycles and have less predictability in completing some of our sales. Also, sales to large healthcare systems often require us to provide greater levels of education regarding the use and benefits of our solutions. Our average sales cycle length is approximately 70 days, as measured from the point of initial contact with a potential client to the time a contract is signed.

We believe that our customers view the purchase of our solutions as a significant and strategic decision. As a result, customers carefully evaluate our solutions, often over long periods with a variety of internal constituencies. In addition, the sales of our solutions may be subject to delays if the customer has lengthy internal budgeting, integration, approval and evaluation processes, which are quite common in the context of introducing large enterprise-wide technology solutions in the healthcare industry. As a result, it is difficult to predict the timing of our future sales.

We depend on our management team and our key sales and development and services personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends on the expertise, efficacy and continued services of our executive officers. We have in the past, and may in the future, continue to experience changes in our executive management team resulting from the departure of executives or subsequent hiring of new executives, which may be disruptive to our business. For example, in March 2019, we hired a Chief Operating Officer, in April 2019, we hired a new Chief Revenue Officer, in May 2019, we hired a new Chief Technology Officer, in January 2020, we hired a Chief Medical Officer, in July 2020, we hired a new Chief Financial Officer, and in September 2020, our Chief Technology Officer resigned from the Company to join a larger technology company. Any changes in business strategies or leadership can create uncertainty, may negatively impact our ability to execute our business strategy quickly and effectively and may ultimately be unsuccessful. The impact of hiring new executives may not be immediately realized. We are also substantially dependent on the continued service of our existing development and services personnel because of their familiarity with the inherent complexities of our systems and solutions.

Failure to adequately expand and train our direct sales force will impede our growth.

We rely almost exclusively on our direct sales force to sell our solutions. We believe that our future growth will depend, to a significant extent, on the continued development of our direct sales force and its ability to manage and retain our existing customer base, expand the sales of our solutions to existing customers and obtain new customers. Because our solution is complex and often must interoperate with complex healthcare provider workflows and systems, it can take longer for our sales personnel to become fully productive. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and may, in some cases, take considerable time before becoming fully productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, and if these sales personnel are unable to achieve full productivity, sales of our solutions will suffer and our growth will be impeded.

If we fail to increase market awareness of our brand and solutions, expand our sales and marketing operations, improve our sales execution, and increase our sales channels, our business could be harmed.

We intend to continue to add personnel and resources in sales and marketing as we focus on expanding awareness of our brand and solutions and capitalize on sales opportunities with new and existing customers. Our efforts to improve sales of our solutions will result in an increase in our sales and marketing expense and general and administrative expense, and these efforts may not be successful. Some newly hired sales and marketing personnel may subsequently be determined to be unproductive and have to be replaced, resulting in operational and sales delays and incremental costs. If we are unable to significantly increase the awareness of our brand and solutions or effectively manage the costs associated with these efforts, our business, financial condition and operating results could be harmed.

We must improve our sales execution in order to, among other things, increase the number of our sales opportunities and grow our revenues. We must improve the market awareness of our solutions, expand our relationships with our channel partners and create new channel partnerships, in order to increase our revenues. Further, we believe that we must continue to develop our relationships with new and existing customers and partners and create additional sales opportunities to effectively and efficiently extend our geographic reach and market penetration. Our efforts to improve our sales execution could result in a material increase in our sales and marketing expense and general and administrative expense, and there can be no assurance that such efforts will be successful. Further, as we increase our efforts to target smaller medical practices and independent physicians as well as leverage channel partnerships to drive sales, we may be unable to tailor our sales efforts to these strategies. If we are unable to significantly improve our sales execution, increase the awareness of our solutions, create additional sales opportunities, expand our relationships with channel partners, leverage our relationship with strategic partners, or effectively manage the costs associated with these efforts, our operating results and financial condition could be materially and adversely affected.

Our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers.

The continued growth of our revenues is dependent in part on our ability to expand the use of our solutions by existing customers and attract new customers. Our customers have no obligation to renew their agreements after the expiration of the initial term, and there can be no assurance that they will do so. We have had in the past, and may in the future, have customers discontinue the use of our solution, which may impact such customers’ decisions to continue to use our solutions.

If we are unable to expand our customers’ use of our solutions (which principally involves ensuring that more physicians and clinicians within our existing healthcare group customers adopt our solutions), maintain our renewal rates and expand our customer base, our revenues may decline or fail to increase at historical growth rates, which could adversely affect our business and operating results. In addition, if our customers experience dissatisfaction with our service in the future, we may find it more difficult to increase use of our solutions within our existing customer base and it may be more difficult to attract new customers, or we may be required to grant credits or refunds, any of which could negatively impact our operating results and materially harm our business.

Our industry is highly competitive, and we may not be able to compete effectively.

Our industry is highly competitive, highly fragmented and subject to rapid change. We believe that the principal competitive factors in our markets are breadth and depth of process, technology and domain expertise, service quality, reliability of products, services and personnel, the ability to attract, train and retain qualified people, compliance rigor, price and marketing and sales capabilities. In particular, as AI/ML technology develops, competitors may be able to better utilize this technology to automate the medical note documentation process rendering our solution less competitive. Further, the recruitment and retention of RDSs by us and our Vendors has become more competitive in the U.S., Bangladesh, India and Sri Lanka as increasing opportunities emerge for our RDSs’ talents, and we may be unable to attract high quality documentation specialists which could cause the quality and competitiveness of our medical note documentation solution to suffer. We compete for business with a variety of companies, including large multinational firms that provide consulting, technology and/or transcription services, off-shore transcription service providers in low-cost locations, and in-house captives of potential customers.

Some of our competitors have greater financial, marketing, technological or other resources and larger client bases than we do and may expand their service offerings and compete more effectively for customers and employees than we do. Some of our competitors have more established reputations and client relationships in our markets than we do. There could also be new competitors that are more powerful as a result of strategic consolidation of smaller competitors or of companies that each provide different services or service different industries.

Due to the Covid-19 crisis, and ongoing shelter-in-place orders, many of our competitors providing in-person, real-time medical note documentation have been forced to rapidly adapt to shelter in place orders and employ technology for the delivery of their documentation solution. As more of these in-person providers shift to providing services remotely, we may face increased competition in the remote, real-time medical note documentation segment in which we primarily operate.

Increased competition may result in lower prices and volumes, higher costs for resources, especially people, and lower profitability. We may not be able to supply customers with services that they deem superior and at competitive prices and we may lose business to our competitors. Any inability to compete effectively would adversely affect our business, results of operations and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and most of our RDSs and Vendors are located in South Asia, a region known to suffer terrorism and natural disasters, including floods, typhoons, droughts and epidemics or contagious diseases. A significant natural disaster, such as an earthquake, fire or a flood, or epidemic or contagious disease, such as the COVID-19 crisis, occurring at our headquarters, our other facilities or where our RDSs are located, could harm our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our business, the businesses of our customers and suppliers, or the economy as a whole. We also rely on information technology systems to communicate among our workforce located worldwide, and in particular, our senior management, general and administrative, and research and development activities that are coordinated with our corporate headquarters in the San Francisco Bay Area. Any disruption to our internal communications, whether caused by a natural disaster, an epidemic or contagious disease, or by man-made problems, such as power disruptions, in the San Francisco Bay Area, Bangladesh, India or Sri Lanka could delay our research and development efforts, cause delays or cancellations of customer orders or delay deployment of our solutions, which could harm our business, operating results and financial condition.

Our use of open source and non-commercial software components could impose risks and limitations on our ability to commercialize our solutions.

Our solutions contain software modules licensed under open source and other types of non-commercial licenses. We also may incorporate open source and other licensed software into our solutions in the future. Use and distribution of such software may entail greater risks than use of third-party commercial software, as licenses of these types generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some of these licenses require the release of our proprietary source code to the public if we combine our proprietary software with open source software in certain manners. This could allow competitors to create similar products with lower development effort and time and ultimately result in a loss of sales for us.

The terms of many open source and other non-commercial licenses have not been judicially interpreted, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, in order to continue offering our solutions, we could be required to seek licenses from alternative licensors, which may not be available on a commercially reasonable basis or at all, to re-engineer our solutions or to discontinue the sale of our solutions in the event we cannot obtain a license or re-engineer our solutions on a timely basis, any of which could harm our business and operating results. In addition, if an owner of licensed software were to allege that we had not complied with the conditions of the corresponding license agreement, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages, be required to disclose our source code, or be enjoined from the distribution of our solutions.

We rely on a small number of third-party service providers to host and deliver our solution, and any interruptions or delays in services from these third parties could impair the delivery of our cloud-based solutions and harm our business.

We currently operate our solutions primarily through third-party data centers. We do not control the operation of these facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreements are of limited duration, subject to early termination rights in certain circumstances, may include inadequate indemnification and liability provisions, and the providers of our data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

We currently employ third-party data centers in the U.S. for hosting our solution and for retention of data, and we may transfer data to other providers or locations. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Interruptions in our service, data loss or corruption may subject us to liability to our customers, cause customers to terminate their agreements and adversely affect our renewal rates and our ability to attract new customers. Data transfers may also subject us to regional privacy and data protection laws that apply to the transmission of customer data across international borders.

We also depend on access to the Internet through third-party bandwidth providers to operate our solution. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our cloud-based solutions or we could be required to retain the services of a replacement bandwidth provider. Any Internet outages or delays could adversely affect our ability to provide our solutions to our customers. Our data center operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our third-party data centers were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a significant disruption of our business.

The estimates of market opportunity and forecasts of market growth included in this Prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenues for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our services and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We may require additional capital to support our business growth, and such capital may not be available.

We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new solutions or enhance existing solutions, enhance our operating infrastructure, expand our sales and marketing capabilities, and acquire complementary businesses, technologies or assets. Accordingly, we may need to engage in additional equity or debt financing to secure funds. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. If we raise additional funds through equity financing, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt If we are unable to obtain adequate financing or financing on terms satisfactory to us in the future, our ability to continue to support our business growth and to respond to business challenges could be significantly limited as we may have to delay, reduce the scope of, or eliminate some or all of our initiatives, which could harm our operating results.

Our Senior Secured Credit Facilities Credit Agreements provide our lenders with first-priority liens against substantially all of our assets and contain financial covenants and other restrictions on our actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our Senior Secured Credit Facilities Credit Agreements restricts our ability to, among other things:

●	use our accounts receivable, inventory, trademarks, and most of our other assets as security in other borrowings or transactions, unless the value of the assets subject thereto does not exceed a certain threshold;

●	incur additional indebtedness;

●	incur liens upon our property;

●	dispose of certain assets;

●	declare dividends or make certain distributions;

●	undergo a merger or consolidation or other transactions; and

●	creation or acquisition of a subsidiary.

Our Senior Secured Credit Facilities Credit Agreements also prohibits us during certain covered time periods from allowing Minimum Cash (as defined in the Senior Secured Credit Facilities Credit Agreements) and EBITDA (as defined in the Senior Secured Credit Facilities Credit Agreements) at all times from dropping below prescribed minimums. Our ability to comply with this and other covenants is dependent upon several factors, some of which are beyond our control.

Our failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our Senior Secured Credit Facilities Credit Agreements, could result in an event of default under the Senior Secured Credit Facilities Credit Agreements, which would give our lenders the ability to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, we have granted our lenders first-priority liens against all of our assets as collateral. Failure to comply with the covenants or other restrictions in the Senior Secured Credit Facilities Credit Agreements could result in a default. If the debt under our Senior Secured Credit Facilities Credit Agreements was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. We will need to refinance our debt obligations, or we will require an injection of outside funding to enable us to service our debt which may result in dilution to our stockholders. We plan to refinance our Senior Secured Credit Facilities Credit Agreements, however, in the event that such refinancing is successful, we may be subject to similar liens, covenants or other restrictions on our actions, or liens, covenants or other restrictions that are more restrictive than those as to which we are currently subject.

Non-compliance with the objective and subjective criteria for the Paycheck Protection Program loan could have a material adverse effect on our business.

On April 11, 2020, we availed ourselves of the PPP Loan in the aggregate amount of $2.2 million, pursuant to the Paycheck Protection Program under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan, which was in the form of a note dated April 11, 2020 issued by the Company, matures on April 11, 2022, and bears interest at a rate of 1.00% per annum, payable monthly commencing on November 11, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations. The Company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

On April 23, 2020, the Secretary of the U.S. Department of the Treasury stated that the SBA will perform a full review of any PPP loan over $2.0 million before forgiving the loan. In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, the maintenance of our entire workforce, notwithstanding certain “work-from-home” limitations. We also took into account our need for additional funding to continue operations, and our ability to currently access alternative forms of capital in the current market environment. Following this analysis, we believe that we satisfied all eligibility criteria for the PPP Loan, and that our receipt of the PPP Loan is consistent with the objectives of the CARES Act. If it is later determined that we were ineligible to receive the PPP Loan or determined that we did not comply with requirements after receiving the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on our business, results of operations, and financial condition.

Our lack of an entirely independent audit committee at this time may hinder our board of directors’ effectiveness in monitoring our compliance with our disclosure and accounting obligations. Until we establish such committee, we will be unable to obtain a listing on a national securities exchange.

Although our common stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by Nasdaq. Currently, our audit committee is not compromised of all independent directors.

An independent audit committee would play a crucial role in the corporate governance process, assessing our processes relating to our risks and control environment, overseeing financial reporting, and evaluating internal and independent audit processes. We may, however, have difficulty attracting and retaining independent directors with the requisite qualifications to serve on an audit committee. An independent audit committee (with certain exceptions and phase in-periods if we are a controlled company) is required for listing on any national securities exchange. Therefore, until such time as we meet the audit committee independence requirements of a national securities exchange, we will be ineligible for listing on any national securities exchange.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles (“GAAP”) is subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported operating results and financial condition and could affect the reporting of transactions already completed before the announcement of a change.

Our revenue recognition policy and other factors may distort our financial results in any given period and make them difficult to predict.

Under accounting standards update No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), we recognize revenues when our customer obtains control of goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. Our subscription revenues consist of the monthly service fees for Augmedix Live and Augmedix Notes, our remote medical documentation and clinical support solutions. A significant increase or decline in our subscription contracts in any one quarter may not be fully reflected in the results for that quarter, but will affect our revenues in future quarters. These may make it challenging to forecast our revenues for future periods, as both the mix of solutions and services we will sell in a given period, as well as the size of contracts, is difficult to predict.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. See “Management’s Discussion and Analysis of Financial—Critical Accounting Policies and Estimates.”

Given the foregoing factors, our actual results could differ significantly from our estimates, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and our past results may not be indicative of our future performance.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, deferred income tax valuation allowances, the valuation of the stock-based awards, including the determination of fair value of common stock and the estimates of our warrant liability. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are denominated in U.S. dollars. However, a portion of our operating expenses are incurred in Bangladesh and India and are denominated in Bangladeshi Takas and Indian Rupees and are therefore subject to fluctuations due to changes in foreign currency exchange rates. Historically, we have not, and we currently do not, use foreign exchange forward contracts to hedge against certain cash flow exposures resulting from changes in foreign currency exchange rates. We may decide to use forward currency contracts in the future, but this hedging strategy may not ultimately be effective and may adversely affect our financial condition and operating results.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

The market price and trading volume of our common stock may be volatile and could decline.

The quotation systems, including the OTC Markets QB, or stock markets, including Nasdaq, on which our common stock may be quoted or on which our common stock may be listed following the Merger under the symbol “AUGX” have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our common stock following the Merger, the market price of our common stock may be volatile and could decline significantly. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the market price of our common stock as of the date of the consummation of the Merger. We cannot assure you that the market price of common stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this prospectus;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of the OTC Markets QB, or following our potential up listing on Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	changes to healthcare laws and laws governing EHR systems;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our common stock;

●	publication of research reports about us, or the medical records industry generally;

●	the performance and market valuations of other similar companies;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems; and

●	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

We are obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired. In addition, the presence of material weaknesses increases the risk of material misstatement of the consolidated financial statements.

The Company is currently a public company and is required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting on its annual report on Form 10-K.  Effective internal control over financial reporting is necessary for reliable financial reports and, together with adequate disclosure controls and procedures, such internal controls are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet its reporting obligations. Ineffective internal controls could also cause investors to lose confidence in reported financial information, which could have a negative effect on the trading price of our common stock.

The report by management will need to include disclosure of any material weaknesses identified in internal control over financial reporting. However, for as long as we are an “emerging growth company” under the JOBS Act following the consummation of the Merger, its independent registered public accounting firm will not be required to attest to the effectiveness of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Management’s assessment of internal controls, when implemented, could detect problems with internal controls, and an independent assessment of the effectiveness of internal controls by our auditors could detect further problems that management’s assessment might not, and could result in the identification of material weaknesses that were not otherwise identified. Undetected material weaknesses in internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We are required to disclose changes made in internal control and procedures on a quarterly basis. To comply with the public company requirements, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of developing the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete its evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in internal control over financial reporting, we will be unable to assert that internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective including as a result of the material weaknesses described above, we could lose investor confidence in the accuracy and completeness of financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements following the consummation of the Merger, we may not be able to remain quoted on the OTC Markets QB, or following our potential up listing, Nasdaq.

Our common stock may not be eligible for listing or quotation on any securities exchange.

We do not currently meet the initial quantitative listing standards of any national securities exchange or over-the-counter trading system. We cannot assure you that we will be able to meet the initial listing standards of any national securities exchange, or, if we do meet such initial listing standards, that we will be able to maintain any such listing. Further, the national securities exchanges are adopting so-called “seasoning” rules that will require that we meet certain requirements, including prescribed periods of time trading over-the-counter and minimum filings of periodic reports with the SEC, before we are eligible to apply for listing on such national securities exchanges. We intend to contact an authorized market maker for an over-the-counter quotation system for sponsorship of our common stock, but we cannot guarantee that such sponsorship will be approved and our common stock listed and quoted for sale. Even if our common stock is quoted for sale on an over-the-counter quotation system, buyers may be insufficient in numbers to allow for a robust market and it may prove impossible to sell your shares. In addition, an investor may find it difficult to obtain accurate quotations as to the market value of our common stock. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

Because we became a reporting company under the Exchange Act by means other than a traditional underwritten initial public offering, we may not be able to attract the attention of research analysts at major brokerage firms.

Because we did not become a reporting company by conducting an underwritten initial public offering of our common stock, and because we will not be listed on a national securities exchange, security analysts of brokerage firms may not provide coverage of our Company. In addition, investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we became a public reporting company by means of an underwritten initial public offering, because they may be less familiar with our Company as a result of more limited coverage by analysts and the media, and because we became public at an early stage in our development. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock.

We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of the initial public offering of Malo Holdings Corporation. Our status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary of the completion of this Offering.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a “smaller reporting company” even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenues is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

We may face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards.

We may in the future become subject to claims and litigation alleging violations of the securities laws or other related claims, which could harm our business and require us to incur significant costs. Significant litigation costs could impact our ability to comply with certain financial covenants under our credit agreement. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these types of lawsuits. Regardless of the outcome, litigation may require significant attention from management and could result in significant legal expenses, settlement costs or damage awards that could have a material impact on our financial position, results of operations and cash flows.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and our restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

●	establish a classified board of directors so that not all members of our board are elected at one time;

●	permit only the board of directors to establish the number of directors and fill vacancies on the board;

●	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

●	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

●	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

●	eliminate the ability of our stockholders to call special meetings of stockholders;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	prohibit cumulative voting; and

●	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (“DGCL”), our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

In addition, Section 203 of the DGCL may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

Our stock price and trading volume following our quotation on the OTC Markets QB, if any, or following our potential up listing on Nasdaq, if any, will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few securities or industry analysts commence coverage of us, our stock price could be negatively affected. If securities or industry analysts downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

There currently is no market for our common stock and there can be no assurance that a market will ever develop. Failure to develop or maintain a trading market could negatively affect the value of our common stock and make it difficult or impossible for you to sell your shares. If a market for our common stock develops, our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our common stock is not listed on a national securities exchange or any other exchange, or quoted on an over-the-counter market. Therefore, there is no trading market, active or otherwise, for our common stock. We plan for our common stock to become listed on, and remain eligible for quotation on, the OTCQB, or on another over-the-counter quotation system, or in the pink sheets. In those venues, however, the shares of our common stock may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent and the trading price of our common stock may be extremely volatile. Investors may find it difficult to obtain accurate quotations as to the market value of our common stock or to sell their shares at or near bid prices or at all. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock. This would also make it more difficult for us to raise capital.

In addition, we may not ever be able to satisfy the listing requirements for our common stock to be listed on a national securities exchange, which is often a more widely-traded and liquid market. Some, but not all, of the factors which may delay or prevent the listing of our common stock on a more widely-traded and liquid market include the following: our stockholders’ equity may be insufficient; the market value of our outstanding securities may be too low; our net income from operations may be too low; our common stock may not be sufficiently widely held; we may not be able to secure market makers for our common stock; and we may fail to meet the rules and requirements mandated by the several exchanges and markets to have our common stock listed. Should we fail to satisfy the initial listing standards of the national exchanges or the OTCQB, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

If a market for our common stock develops, whether on a national exchange or the OTCQB, its market price could fluctuate substantially due to a variety of factors, including the other risks described in this section titled “Risk Factors.” In addition, the stock markets in general, including in the industry in which we operate, have experienced extreme volatility, particularly due to the COVID-19 crisis, that has, in some cases, been unrelated to the operating performance of the issuer. Accordingly, these broad market and industry factors may also seriously harm the market price of our common stock, regardless of our operating performance.

The designation of our common stock as “penny stock” would limit the liquidity of our common stock.

Our common stock may be deemed a “penny stock” (as that term is defined under Rule 3a51-1 of the Exchange Act) in any market that may develop in the future. Generally, a “penny stock” is a common stock that is not listed on a securities exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stock in start-up companies is among the riskiest equity investments. Broker-dealers who sell penny stock must provide purchasers with a standardized risk-disclosure document prepared by the SEC. The document provides information about penny stock and the nature and level of risks involved in investing in the penny stock market. A broker must also provide purchasers with bid and offer quotations and information regarding broker and salesperson compensation and make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. If our common stock is deemed “penny stock”, because of penny stock rules, there may be less trading activity in any market that develops for our common stock in the future and stockholders are likely to have difficulty selling their shares.

We do not anticipate paying dividends on our common stock, and investors may lose the entire amount of their investment.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions, contractual restrictions, including any loan or debt financing agreements, and on such other factors as our board of directors deems relevant. In addition, we have entered into agreements, including the Comerica LSA and Trinity LSA, that contain restrictions on payments of cash dividends, and we may continue to enter into agreements with such limitations in the future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares of common stock. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

Pursuant to the registration rights agreement we entered into with certain holders of our common stock issued in connection with the Private Placement and the Merger or held by our pre-Merger stockholders, as amended to date, we have agreed, at our expense, to prepare and file this registration statement with the SEC registering the resale of up to 28,970,553 shares of our common stock, which consists of shares of our common stock that are held by our pre-Merger stockholders, were issued in connection with the Merger and the Private Placement. After it is declared effective by the SEC, the registration statement of which this prospectus forms a part will permit the resale of these shares at any time for up to three years following the effective date of such registration statement. The resale, or expected or potential resale, of a substantial number of shares of our common stock in the public market could adversely affect the market price for our common stock and make it more difficult for you to sell shares of our common stock at times and prices that you feel are appropriate. Furthermore, we expect that, because all of our outstanding shares of common stock and shares underlying outstanding warrants and a convertible note will be registered pursuant to the registration statement of which this prospectus forms a part, selling stockholders will continue to offer shares covered by such registration statement in significant amounts and for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement of which this prospectus forms a part may continue for an extended period of time, and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.

DESCRIPTION OF THE MERGER, THE OFFERING, AND RELATED TRANSACTIONS

Merger Agreement

On October 5, 2020, Malo Holdings Corporation, Acquisition Sub and Augmedix entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, on the Closing Date, Acquisition Sub merged with and into Augmedix, with Augmedix continuing as the surviving corporation and our wholly-owned subsidiary.

As a result of the Merger, we acquired the business of Augmedix, a provider of remote medical documentation and live clinical support services with a mission to rehumanize the clinician-patient relationship so that doctors can focus on what they do best — patient care. See “Description of our Business” below. At the Effective Time, each of Augmedix’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive (a)  0.420864013 shares of our common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of Augmedix’s capital stock), with the maximum number of shares of our common stock issuable to the former holders of Augmedix’s capital stock equal to 15,458,133 after adjustments due to rounding for fractional shares. Immediately prior to the Effective Time, an aggregate of 2,833,333 shares of our common stock owned by the stockholders of Malo Holdings Corporation prior to the Merger were subject to the Stock Forfeiture.

In addition, pursuant to the Merger Agreement, (i) options to purchase 10,011,161 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix Plan were assumed and converted into options to purchase 4,213,153 shares of our common stock, (ii) stock appreciation rights to purchase 601,768 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix Plan were assumed and converted into stock appreciation rights to purchase 252,983 shares of our common stock (iii) warrants to purchase 6,576,565 shares of Augmedix’s Series B convertible preferred stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 2,767,836 shares of our common stock, and (iv) warrants to purchase 13,273 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 5,584 shares of our common stock.

See “Description of Capital Stock” below for more information. The issuance of shares of our common stock, or options, stock appreciation rights or warrants to purchase shares of our common stock, to Augmedix’s former security holders are collectively referred to as the “Share Conversion.”

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

As a condition to the Merger, we entered into a Pre-Merger Indemnity Agreement, pursuant to which we agreed to indemnify such former officer and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.

The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes. Augmedix is considered the acquirer for accounting purposes, and our historical financial statements before the Merger will be replaced with the historical financial statements of Augmedix before the Merger in future filings with the SEC. The Merger is intended to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Offering

Following the Effective Time of the Merger, we sold 9,138,853 shares of our common stock pursuant to a private placement offering for up to 10,000,000 shares of our common stock, at $3.00 per share in multiple closings through November 13, 2020.

The aggregate gross proceeds from the closings of the Offering were $27.4 million (before deducting placement agent fees and expenses of approximately $2.2 million).

The closings of the Offering were exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated by the SEC thereunder. The common stock in the initial closing of the Offering was sold to “accredited investors,” as defined in Regulation D, and was conducted on a “reasonable best efforts” basis.

Registration Rights

In connection with the Merger and the Offering, we entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which we have agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, we will file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering (i) the shares of our common stock issued in the Offering; (ii) the shares of common stock issuable upon exercise of the Placement Agent Warrants, (iii) the shares of our common stock issued as a result of the Share Conversion; and (iv) 2,166,667 shares of our common stock held by the stockholders of Malo Holdings Corporation prior to the Merger ((i)-(iv) collectively, the “Registrable Shares”). We will use our commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering.

Subject to customary exceptions, if (i) we are late in filing the Registration Statement, (ii) the Registration Statement is not declared effective within 150 days after the final closing of the Offering (provided that such failure of the Registration Statement to be declared effective within one hundred fifty (150) calendar days is the result of any action or failure to act on the part of the Company) (the “Registration Effectiveness Date”), (iii) we fail to maintain the effectiveness of the Registration Statement, (iv) the holders of Registrable Shares cannot use the Registration Statement to resell the Registrable Shares for a period of more than 15 consecutive trading days (except for suspension of the use of the Registration Statement during certain Blackout Period (as defined below)), or (v) following the listing or inclusion for quotation on the OTC Markets, the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the NYSE American, trading of our common stock is suspended or halted for more than three full, consecutive trading days ((i)-(v) collectively, “Registration Events”), we will make payments to each holder of Registrable Shares as monetary penalties at a rate equal to 12% per annum of the total value of Registrable Shares held or purchased by such holder and affected during the period, based on the offering price of $3.00 per share; provided that the maximum amount of monetary penalties paid by us will not exceed 5% of such total value. No monetary penalties will accrue with respect to (1) any Registrable Shares removed from the Registration Statement in response to a comment from the staff of the SEC limiting the number of shares of common stock which may be included in the Registration Statement (a “Cutback Comment”), (2) any Registrable Shares that may be resold without manner of sale restrictions, current information requirements, volume limitations or other limitations under Rule 144 or another exemption from registration under the Securities Act, (3) any Registrable Shares excluded from a Registration Statement because a holder fails to provide information concerning the holder and the manner of distribution of the holder’s Registrable Shares that is required by SEC rules to be disclosed, and (4) any circumstance in which the SEC does not declare the Registration Statement effective on or before 150 days after the final closing of the Offering, and the reason for the SEC’s determination is that (a) the offering of any of the Registrable Shares constitutes a primary offering of securities by the Company, (b) Rule 415 of the Securities Act may not be relied upon for the registration of the resale of any or all of the Registrable Shares, and/or (c) a holder of any Registrable Shares must be named as an underwriter and such holder does not consent to be so named in the Registration Statement. Notwithstanding the previous sentence, if the SEC does not declare the Registration Statement effective before the Registration Effectiveness Date, in certain circumstances we may still be liable for liquidated damages if we do not continue to use our commercially reasonable efforts at the first opportunity that is permitted by the SEC to register for resale all such Registrable Securities, using one or more registration statements that we are then entitled to use. Any cutback resulting from a Cutback Comment shall be allocated to the Registrable Shares pro rata based on the total number of such shares held by or issuable to each holder thereof.

We must use commercially reasonable efforts to keep the Registration Statement effective for three years from the date it is declared effective by the SEC or until the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

We will pay all expenses in connection with the registration obligations provided in the Registration Rights Agreement, including, without limitation, all registration, filing, and stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, the fees and disbursements of our counsel and of our independent public accountants, and the reasonable fees and disbursements of a single counsel to the holders of the Registrable Securities, not to exceed $35,000. Each holder will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any other attorney or advisor such holder decides to employ.

OTC Quotation

Our common stock is currently not listed on a national securities exchange or any other exchange, or quoted on an over-the-counter market. We intend to cause our common stock to be quoted on the OTC Markets QB tier as soon as practicable following the effectiveness of the Registration Statement. However, we cannot assure you that we will be able to do so and, even if we do so, there can be no assurance that our common stock will continue to be quoted on the OTC Markets or quoted or listed on any other market or exchange, or that an active trading market for our common stock will develop or continue. See “Risk Factors—There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to re-sell shares of our common stock at times and prices that you believe are appropriate.” below.

Assumption of Augmedix Warrants

Pursuant to the Merger Agreement and upon the closing of the Merger, the Company assumed each warrant to purchase Augmedix preferred or common stock that remained outstanding, and converted each into a warrant to purchase a number of shares of our common stock equal to the number of shares of Augmedix preferred or common stock subject to the warrant immediately prior to the Merger, multiplied by the Common Share Conversion Ratio, with any fraction rounded down to the nearest whole number. The exercise price per share of each such assumed warrant is equal to the exercise price of the Augmedix warrant prior to the assumption, divided by such applicable Merger conversion ratio (rounded up to the nearest whole cent).

DESCRIPTION OF OUR BUSINESS

Our Mission

Our mission is to re-humanize healthcare by enabling doctors to be doctors. Our solution helps relieve the burden of medical note documentation so that doctors can focus on what they do best — patient care.

Overview

The medical note documentation burden in the U.S. is significant. It is a major contributor to doctor burnout, which according to a recent study in the Annals of Internal Medicine, costs the U.S. healthcare industry $4.6 billion from lost productivity and recruiting costs.

Healthcare practitioners in the U.S. often look to outsourced solutions to handle their documentation. There are various solutions that are marketed to clinicians (which include licensed physicians, nurse practitioners and physicians’ assistants, but not registered nurses). These range in scope from self-serve dictation tools to fully out-sourced medical note documentation solutions. We are a provider of a fully out-sourced medical note documentation solution that also provides supplemental clinical support to the U.S. healthcare industry.

Augmedix was incorporated in 2013 and launched its commercial real-time, remote documentation services in 2014. We provide software compatible with off-the-shelf, mobile client devices (smartphones or Google Glass) that enables clinicians to communicate with remotely-located documentation specialists (each an “RDS”, and collectively “RDSs”). Our RDSs observe the clinician-patient interaction, through an audio/video stream, and extract the relevant elements of that interaction to create the medical notes that are then uploaded into the patient’s chart contained within the electronic health record (“EHR”) system. The EHR system is third-party software licensed by the healthcare clinic or system to manage patient charts.

Patient care in the U.S. is provided in ambulatory or clinical environments and hospitals. We focus most of our efforts in the ambulatory/clinical segment of the patient care market. Roughly 85-90% of the physicians who subscribe to our service are employed directly by, or are affiliated with, a healthcare enterprise. The remaining 10-15% consists of small practices and individual practitioners.

We have generated in excess of four million medical notes since we began offering our service and are currently delivering over 35,000 notes to our customers each week. We estimate that our solution saves doctors two to three hours each day which is time that they can redeploy to see more patients or improve their work-life balance. We believe the benefits to healthcare enterprises are increased productivity and higher clinician and patient satisfaction.

The current COVID-19 crisis and resulting safety protocols have prompted a significant shift towards delivering health services remotely via telemedicine. Our technology platform was designed to enable real time, two-way communication between remotely-located participants. As such, we were able to continue to provide uninterrupted service to our customers. In early April 2020, over 90% of the physicians we served conducted approximately 60% of their patient visits remotely. As of July 2020, while the number of clinicians practicing telemedicine stayed relatively constant, the proportion of their daily telemedicine visits declined to approximately 30% as patients became more comfortable seeing their doctors in person. However, we believe telemedicine will remain an important part of health services delivery even after the end of the COVID-19 crisis.

The COVID-19 crisis has also required modifications to how we deliver our service. While our general business model is to provide RDS service from central operating centers, local shelter in place orders have required us to shift to work-from-home for all employees and contracted employees. We were able to transition to full work from home for all RDSs worldwide within a few days with very little service interruption. We will continue our work from home model until local conditions remove shelter in place orders and employees can safely work from our central operations centers. We instituted additional system controls to ensure compliance with our privacy practices.

Our technology vision is to automate as much of the medical note creation process as possible by applying an approach we refer to as “intelligence amplification.” While the unstructured nature of a conversation between physician and patient places inherent limitations on how much note creation can ultimately be automated, we believe automation, even if partial, could generate significant benefits including improved operating efficiencies, higher-quality medical notes and a more uniform level of note quality.

Our intelligence amplification approach toward achieving note automation is different than that being pursued by other participants in our industry. Our approach is based upon our belief that technicians will be a necessary part of the note creation process for a long time. We use widely available technology today to mine our data sets and help us build the models needed to enable automation. However, we use such technology to build tools that our RDSs can use to automate some of the principal tasks in the note creation process rather than attempt to build self-serve software designed for use directly by physicians.

Our Industry

Accurate medical records are indispensable to ongoing patient care. The cornerstone of any medical record system is proper recording of a patient’s examination as it occurs. Pen and paper, either in the hands of a physician or an in-person documentation specialist, have been the traditional method of producing medical notes, but this method can be both time consuming in the hands of a caregiver and subject to subsequent misinterpretation due to illegibility or other factors. Misinterpretation of the information actually recorded can lead to confusion regarding the patient’s condition and/or clinician services provided. The volume of medical information required to be recorded and the number of intended recipients has also increased.

The advent of computerized record systems, that are now an integral part of the healthcare landscape as a result of the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), has ushered in a new era of record keeping in which medical records are stored as electronic text and data that enhances legibility and has the potential to be more thorough. Furthermore, computerized record systems can be instantly accessed by numerous practitioners at the same time, which has enabled medical practitioners to instantly share medical records with each other for mutually-served patients.

The enormous resources expended on medical documentation has burdened the healthcare industry and caused many organizations, as well as individual practitioners, to look to outsourcing solutions. Existing EHR medical record systems are generally cumbersome for practitioners to use due to their highly structured nature and user interfaces that cause data entry to be regimented by design and be quite time consuming. Today, we estimate that up to one-third of a doctor’s day is consumed by the required and complex interactions with the EHR. This can lead to many physicians authoring their notes hours or days after the actual patient visit. Physicians also need to invest significant time to familiarize themselves with the EHR whenever a new EHR is adopted or whenever an update to an existing EHR is introduced. These issues are compounded by the fractured nature of the EHR space, with over 700 different EHRs available in the U.S. The largest of these are Epic, Cerner, Allscripts and Athena.

The COVID-19 crisis is placing even more pressure on healthcare systems by compelling organizations to radically change patient care protocols to ensure patient and care team safety. One of the changes having a profound effect on the documentation sector is the shift towards telehealth. Technology available today is enabling effective clinician-patient interactions conducted remotely, which had previously not been possible.

In April 2020, over 60% of all patient visits were conducted remotely. That number has decreased since then, as patients become more comfortable with in-person visits and healthcare organizations institute appropriate safety measures at their facilities to accommodate in-person visits. Nevertheless, this shift to telehealth is expected to remain a key component of the U.S. healthcare delivery system even after the current COVID-19 crisis.

The principal legacy tools and solutions (manual, or existing EHR solutions) are not ideally suited to the changing U.S. healthcare landscape. Automated dictation tools have evolved such that they convert speech to text with minimal errors, however, they demand a great deal of the clinician’s time to convert the relevant aspects of their interactions with patients into a cogent, accurate and comprehensive medical note. The in-person documentation specialist, one of the most prevalent out-sourced solution, has been severely impacted by the COVID-19 crisis which reduced the ability for such personnel to be physically present at the point of care delivery.

Our Opportunity

We believe that we have the opportunity to serve the ambulatory/clinical segment of the U.S. patient care services market with solutions that address medical note documentation needs. Our solutions cater to large and small healthcare organizations but can also be adopted by individual practitioners. There are currently about 1.1 million physicians in the U.S. About 88% of these, or 980,000 work within the specialties that we currently cover. Of these, about 30%, or 295,000, fall within the productivity parameters we establish as the best prospects for realizing the highest customer ROIs. Using our average current subscription price of $1,800/doctor/month, we believe that our total addressable market in the U.S. is approximately $6.0 billion annually.

Our existing customers employ directly, or are affiliated with, about 212,000 physicians. Applying similar ratios as the industry as a whole, yields a total of about 56,000 addressable physicians, which translates to a $1.0 billion opportunity annually. As such, our existing enterprise healthcare customers represent about 19% of the total U.S. addressable market. Based upon the number of physicians we currently service, we have penetrated about ½ of one percent of the potential that resides within our existing enterprise customer base.

In addition to physicians who work in the ambulatory or clinical setting of healthcare centers, there are approximately 57,000 emergency department physicians in the U.S. today. We are currently piloting our service at one hospital in California. If successful, we plan to roll out the service more broadly, which would increase the size of our total addressable market.

The Benefits of our Services

The core value of our service is relieving the medical note documentation burden placed on clinicians. According to Physician Compensation Report and National Physician Report, as of 2019, it is estimated that clinicians spend one-third of their day on non-revenue generating documentation activity. We leverage technology and services to address the core documentation challenges of clinicians. Our solution saves this time while improving clinical documentation and quality measures for reimbursement. We believe our solution leads to higher patient satisfaction, as clinicians can focus their entire attention on their patients instead of having to disrupt the natural flow of discourse in order to write, type or dictate the medical note themselves during the visit.

For a subset of our customers, we also provide other services such as care reminders, orders and referrals, which can enhance our value proposition. Care reminders are text notifications we provide physicians during their interactions with patients that point out areas that should be addressed by the physician with the patient during the visit. Our RDSs source the information behind such reminders from the patient’s EHR, which physicians sometimes do not have the time to review thoroughly prior to the patient visit. Examples of reminders include notifications of medication contraventions, or related symptoms from prior visits. While we currently provide such auxiliary services today on a case-by-case basis, our goal is to institutionalize these services into our core offerings across all customers.

Our value proposition is anchored on the time savings we generate for our users. We can save certain clinicians up to two to three hours per day in paperwork administration, depending on their patient volume. Our documentation solution can also increase productivity by up to 20% as well as increase certain clinicians satisfaction with work-life balance by 49%, according to internal management studies and customer satisfaction surveys. We have created a data driven approach with health systems to evaluate productivity and charting efficiency of all eligible providers. Understanding each individual clinician’s efficiency enables us to clearly identify their potential ROI and provide the health system with an accurate estimate of the expected ROI at the enterprise level.

Based upon results of a study we conducted of 136 physicians from one of our enterprise customers, our service would generate an estimated $3.13 million net revenue over a 12-month period for a cohort of 100 users made up of 67 primary care physicians and 33 specialists. We believe the economic benefit of a high ROI, coupled with increased clinician’s satisfaction and the inherent tight integration into the clinician’s workflow, are the primary drivers behind our high net revenue retention rate, which stood at 113% as of September 30, 2020.

What Sets Us Apart

Since we developed our concept of remote, real time medical note documentation, several companies have entered the field. To varying degrees, each offers a solution that addresses the documentation burden faced by physicians. We believe that our service is distinct from these other providers because our solution addresses every aspect of the documentation burden placed upon clinicians.

At its core, our service is predicated upon four foundational elements, each of which is critical in relieving a clinician’s documentation burden. We believe we are the only service among our peers to offer all four.

We leverage the ambient conversation between physician and patient as the input source for the medical notes we produce. This results in the greatest time savings for physicians, as they do not have to expend time on extraneous functions to transmit the information to the RDS. It also results in higher patient satisfaction since physicians are not required to alter their natural interaction with their patients.

Furnishing doctors with mobile devices through which they access our service provides them with freedom of movement, which is essential as they see patients in several exam rooms and as they communicate with their RDS while they travel between exam rooms and their office. And as physicians have had to embrace telehealth during the COVID-19 crisis, having a mobile device enables them to connect to the service from the safety of their home.

Our RDSs are remotely-located. As a result, our services are less intrusive than an in-person documentation specialist and allow for a more comfortable environment for patients. The remote nature of our services also allows us to recruit from a large and geographically diverse base of candidates. The vast majority of our RDSs are currently located in South Asia. Importantly, we have not been impacted by the restrictions placed on in-person documentation specialists by many healthcare organizations.

Finally, our premium Augmedix Live service is real time. Real time offers significant benefits to physicians as it allows them the peace of mind that their documentation is completed when they are done with a patient visit, thus eliminating the need to recall what occurred during the typical 15-30 patient visits they service each day. More importantly, it allows for real time interactivity between the physician and RDS. This is critical in addressing any ambiguities in the information observed by the RDS and results in a higher quality medical note. Further, it enables us to deliver valuable clinical support services that our customers are increasingly demanding, such as care reminders, order processing and referrals. Delivery of such additional services increases our utility to our customers.

Our Services and Business Model

We provide two primary subscription services, each of which feature best-in-class medical note documentation. Our RDSs are trained experts who use our proprietary software to deliver to the EHR timely and clinically accurate medical notes.

●	Augmedix Live. In our real time service, branded “Live”, dedicated trained RDSs provide medical documentation and live clinical support. We provide clinicians special purpose mobile devices to connect to their assigned RDS and stream the audio and video of patient visits. Clinicians may choose to use a smartphone or a Google Glass unit as their preferred mobile device to connect with their assigned RDS. The client devices are owned by us and are an integral part of the service offering. Our RDS is a member of the care team and engages in two-way communication with the clinician during the shift. The RDS creates and enters the medical note into patient charts for final review by the clinician. RDSs also prepare pending orders and referral letters and provide reminders regarding clinical matters throughout the shift. This service is offered as an annual subscription with various tiers based upon committed monthly RDS hourly support. If the clinician’s service needs change, tiers may be adjusted periodically to provide a better reflection of actual service usage.

●	Augmedix Notes. In our recently launched non-real time offering, branded “Notes,” RDSs provide medical documentation based upon recorded visits. We furnish clinicians a smartphone to record the audio and video for patient visits during a shift. Google Glass is not currently offered as a client device for the Notes service. The RDS creates and enters the medical note into patient charts for final review by the clinician. Notes are delivered the next business day and generally prior to the beginning of the clinician’s next shift. This service is offered on a monthly subscription basis with pricing based upon the monthly number of notes produced. We believe this offers physicians more flexibility than a scheduled service where they must commit to a fixed number of hours, regardless of how much they use the service. With Notes, our customers only pay for the medical notes that they request.

Our Competition

We compete on the basis of price, quality of service offered, breadth of services and uniqueness of service. We believe our competitors fall into three broad categories.

●	Dictation software providers. Uncustomized dictation software provides a Do-It-Yourself tool for those clinicians who prefer to create their own medical notes but do not need their notes in real time. It is the lowest cost solution but also provides the least utility to the clinician and is at most risk of error. Several of our enterprise customers also provide their clinicians with dictation tools. Examples include Dragon, an offering of Nuance Communications, Inc. and Fluency from M-Modal, a subsidiary of 3M Corporation.

●	Third-party, non-real time medical note generators. Non-real time solutions are more costly than dictation software but provide more value to clinicians because they more accurately capture and reflect the ambient conversation between clinician and patient which they use as their primary input source. Through our Notes service, we are a participant in the non-real time segment of the market. Our Notes service differentiates itself from other market participants primarily on the basis of price and note quality. Other market participants include IKS Healthcare, Robin Healthcare and Saykara.

●	Real time medical note documentation services. These solutions deliver the most value to physicians given their timeliness and synchronous nature. Clinicians can expect to see considerable time savings by minimizing any downstream editing as any ambiguities are dealt with at the time they arise. The largest participant in this sector, Scribe America, provides this service in-person. In-person solutions do have drawbacks, however, including personnel restrictions within many healthcare facilities today due to the COVID-19 crisis safety protocols or other factors. Another major challenge is the available supply of qualified candidates to fill the role of documentation specialist, which is limited to the geographic location of the clinician. Additionally, some patients are uncomfortable in the presence of an unfamiliar person in the exam room. Our real time solution - Live – differentiates itself from current providers by leveraging remotely-located specialists. M-Modal is another participant in this segment.

Our Growth Strategy

There are over 1.1 million physicians in the U.S., of which 69% work for, or are affiliated with, a health system. Our current customer accounts, together, employ directly, or have affiliations with, a total of 212,000 physicians, of which we currently serve less than 1%. Our growth strategy is focused on four areas:

●	Expand our relationship with current large physician group and health systems customers. Our historical growth has been fueled by reducing physician burnout for high producing physicians. This approach has led to slow and steady growth since our inception. Our data-driven approach to expand existing accounts identifies physicians whose productivity is below targeted levels as a result of their documentation burden. We believe proactively identifying these physicians and demonstrating the value of our service will grow our existing client base.

●	Sell our products to new health systems and large physician groups. Our sales team consistently seeks to identify health systems and large physician groups that we believe will benefit from our service. We believe that the attributes of potential customers most suited to our solution include physicians that struggle with documentation efficiency, customers that seek to transition to value based care, and customers that are in geographic locations where the workforce is not suited to assist physicians with documentation due to cost or lack of skills.

●	Target sales to small practices and independent physicians. A portion of our potential customers include individual physicians that are not affiliated with health systems or large physician groups. We aim to contract with these parties directly for our services using a transactional sales model.

●	Leverage channel partnerships to drive sales. We believe our position in the exam room may be attractive to potential partners with adjacent offerings. Examples could include data analytics companies working to provide physicians with clinical insights, EHR companies that are trying to reduce the documentation burden their software creates, pharmaceutical companies that seek physician participation in clinical trials, and medical supply companies that work with physicians to buy their product.

Our Technology Platform

Our Technology Strategy

Our technology strategy is focused on providing tools to RDSs to render our medical note documentation service efficiently. The technology that we provide to clinicians is familiar and simple to operate. Clinicians are provided a single purpose mobile device with a simple-to-use application for ease of onboarding. Each component of our technology platform – from the streaming data channel, to its visual and audio presentation within the RDS cockpit, to the software used by the RDS’ to create the note – are designed to comply with HIPAA standards pertaining to data security.

Our platform is remote and mobile thus, is suited to support both in person and telemedicine visits. The devices that we provide to clinicians can be used to capture telemedicine visits regardless of the telehealth platform used by the clinician. We render a seamless service experience as the clinician moves from telephone calls, to video calls, to in person visits. Our devices follow the clinician ensuring that the connection between clinician and RDS remains intact during the clinician’s entire shift. Additionally, we have development in progress to integrate our platform with certain telehealth platforms to further facilitate the experience for both our RDSs and our customers.

Platform Overview

Our technology platform consists of three primary components.

●	Clinician Device. The clinician’s interface device, either a Smartphone (“Phone”) or Google Glass device (“Glass”) is used during patient encounters to enable remote observation of the visit. Our proprietary single purpose app (“Doc App”) that runs on the Phone and/or Glass facilitates secure communication between the clinician and RDS.

●	RDS Cockpit. The live stream of audio and video from the clinician’s Doc App is transmitted to a web application (“RDS Cockpit”) for the RDS to communicate with the clinician and prepare the medical note. RDS administrators pair RDSs to clinicians based on medical specialty and health system EHR credentials.

●	Streaming Service. The clinician device and the RDS Cockpit are linked by a common layer of servers that establish secure connections and signal handling for streaming audio/visual feeds and other data interactions between the Doc App and RDS Cockpit.

Clinician Devices and Doc App

We provide multiple third-party device options for clinicians, each of which is configured with a proprietary Doc App. We offer a standalone Smartphone Doc App that runs on a Smartphone with an Android operating system. The Doc App provides real time streaming and instant messaging so that the RDS can communicate in real time with the clinician. We also offer a standalone Android Doc App that runs on Google Glass which also provides real time streaming and instant messaging functionality. Our system also features a third Doc App for our non-real-time service, Augmedix Notes. All versions of our Doc App contain features for connecting, communicating, and streaming audio and video to the server. All Android devices in production are locked-down to ensure the security and integrity of the device.

RDS Cockpit

The RDS Cockpit is a web application that RDSs use for their day to day activities. The RDS views the live audio/video stream from the clinician’s device and uses tools within this application to document the patient visit. The RDS can direct-message clarifying questions to the clinician during the shift. All stored data is encrypted with AES-256 bit encryption at rest and in transit. Storage is necessary for note preparation, note completion and quality assurance. RDSs use Notebuilder and third-party speech to text tools to create the medical note.

“Intelligence Amplification” through Notebuilder

We use Intelligence Amplification, a combination of software and human intervention to facilitate and automate the medical note creation process. Our Notebuilder is patent pending proprietary software that leverages structured data to facilitate medical note creation by the RDS. According to our internal studies, the Notebuilder tool allows the RDS to complete the medical note up to 50% faster than manual transcription using free text. We continue to improve the Notebuilder and other documentation tools with the aspiration of transforming the RDSs role from that of content creator to content editor.

The Notebuilder user interface comprises two sections: a canvas section for the note output and a build section that displays options which the RDS selects to document relevant patient medical information. The menu of options within the build section are curated based upon the patient demographic, medical specialty, visit type and nature of complaint(s). The RDS makes selections related to the conditions reported, timing, frequency and context, of symptoms as well as current medications and treatments, if applicable. As the RDS completes the build section, additional relevant blocks are displayed to assist the RDS in making selections to populate the four core sections of the Medical Note: (i) History of Present Illness, (ii) Review of Systems, (iii) Physical Exam and (iv) Assessment and Plan. Selection options are dynamically filtered as the RDS completes the build section such that most relevant selections for items such as medications, tests, imaging, procedures, diagnoses and treatments are displayed based upon earlier entries. As options are selected by the RDS, the Notebuilder automatically generates medically correct natural language sentences summarizing the information selected. These natural language sentences are then displayed in the canvas portion of the Notebuilder tool for final review, editing and transfer to the patient chart in the EHR.

The Notebuilder allows for customizations based upon specialty, clinic or clinician preferences. Specific clinician preference templates can be saved within the tool and used by the RDS as needed. The Notebuilder provides the RDS with a wealth of medical data to facilitate note creation such as a medication database with dosages, frequency and related side effects, relevant diagnoses and treatment options.

Builder Manager is the patent pending application that manages the Notebuilder front-end interface. The Builder Manager is a web application that allows RDS experts to configure the Notebuilder by populating the data library, sentence recipes and inter-dependent filtering logic displayed in the Notebuilder based upon specialties and conditions. Some of the data sets are custom built by our experts and other data sets are leveraged from publicly available external sources All data sets used for the Notebuilder are managed within the Builder Manager. The RDS expert builds or edits the sentence recipes by selecting various components for the sentence recipe and defining the order of components, consisting of words and phrases. When one or more sentence recipes are fully configured, the Builder Manager deploys instructions that determine available selection options to display in the Notebuilder and resulting natural language sentences are generated based upon selections made by the RDS. The notes are first stored in the browser’s memory. An automated scheduler then pulls the notes and pushes them to the backend database.

The Notebuilder and Builder Manager tools were initially released in early 2020 and are expected to be rolled out to all RDSs in the second half of 2020.

Speech-to-Text

When a clinician wants exact words entered as a part of the Assessment and Plan section of the medical note, dictation is commonly utilized. We partner with companies providing HIPAA compliant speech-to-text solutions. These are integrated into the RDS Cockpit to facilitate the RDS’ ability to efficiently edit and insert dictations into the medical note. This feature uses a machine learning tool to automatically transcribe speech to text. According to an internal study, dictated words represent an average of 5-10% of a typical medical note. Leveraging a speech-to-text transcription tool improves both the accuracy and time to complete these portions of the note.

Our solution is hosted within an existing Amazon Web Services Virtual Private Cloud, and leverages a HIPAA-compliant 3rd party tool, which transcribes the audio and returns an encrypted text file. All calls between the cloud and the 3rd party tools are fully encrypted to meet HIPAA standards both at rest and in transit.

Platform Architecture

We use state of the art, HIPAA-compliant cloud infrastructure to host all of our production applications, web services, data-channels, audio-video streaming platforms, databases, and data processing servers for AI/ML. We use a WebRTC platform that employs powerful Android and JavaScript webRTC SDKs to deliver highly secure audio and video to our customers.

Audio Visual Streaming Service

Our platform is hosted inside HIPAA-compliant third-party cloud infrastructure. Communication to and from our platform is encrypted end-to-end and aligned with HIPAA regulations. Each streaming server is load balanced and has redundant capacity to ensure 100% fault tolerance. We provide periodic updates to the platform. Each streaming server is a secured EC2 instance, hosting dockerized containers for streaming servers (Janus MCU, TURN), proxy and load balancer. If applicable, clinician-patient conversation audio files are stored in HIPAA- compliant disk/block storage attached to the EC2 instances and at the end of day uploaded to Amazon Web Services S3 blob storage.

Security

DTLS-SRTP is used to ensure end-to-end security. Audio-video data is encrypted with AES 128 bit encryption. AES 128 key exchange happens over ECDHE_ECDSA with P-256 curve during DTLS handshake. Signaling happens over HTTPS/TLS 1.2 channel using RSA 2048 bit encryption.

Data Channel

A dedicated data channel is required to cover critical communication between the RDSs and clinicians. The channel is such that the conversation between the clinician and the RDS happens in a “room.” Each of the rooms work like a typical chat room with each shift comprising a session. The conversations usually include typical routine IMs, signals, switches to activate, deactivate or change state of certain components running in our Doc App and RDS Portal. The RDS Portal and Doc App both interact with the data channel over a secure network. The data channel consists of multiple nodes behind a Network Load Balancer (“NLB”) to ensure horizontal scalability and fault tolerance. Each of the nodes provides a full-duplex secure WebSocket connection to maintain a persistent connection with clients and uses Redis pub/sub mechanism to load balance users among different nodes.

Password protected Amazon Web Services ElastiCache is used as a Redis server that provides HIPAAcompliant in-transit and data-at-rest encryption. There are also redundant Redis nodes to ensure fault tolerance.

Data

All web applications and our Doc App web services store data inside HIPAA-compliant MySQL databases. The databases store administrative information relating to clinicians and RDSs. We temporarily store audio and text data on the HIPAA compliant servers to accommodate operational processes including training, quality assurance and production work. We store certain data for longer terms and maintain a database of de-identified data to train our AI models. We also maintain a database of meta-data based on Notebuilder selections. Such data is used to improve our products and provide enhanced services to our customers.

Scalability and Uptime

Our streaming servers with redundant capacity are placed in different availability zones to ensure fault tolerance. All the servers are located in the U.S. All requests to streaming endpoints are load balanced and served in a round-robin approach. Using the proprietary Augmedix OTA portal, we can selectively push Android OS updates to specific devices. We use enterprise level device management software to maintain and manage its Phone devices. New features, improvements, bug fixes made to our RDS Cockpit applications, can be released separately/independently to production servers through a planned and well documented process.

Our Operations

Our Remote Documentations Specialists (“RDS”)

Our services are rendered by highly trained RDSs, who use our technology tools to deliver clinically accurate and comprehensive notes into the customer’s EHR system. Our RDSs observe clinician-patient interactions through audio and video feeds, extract the relevant details of the visit, and document the medical note for clinician review and approval. The medical note contains information vital to on-going patient care and billing and is securely stored in the patient’s unique chart in the EHR. RDSs use dedicated, secure terminals to access the RDS Cockpit which includes the Notebuilder and other tools to view the visit and create the medical note. The task of observing a doctor-patient interaction, extracting the relevant aspects of the conversation and then recording them in a structured medical note is difficult and requires a significant amount of skill and training.

Our RDSs are well educated, most at the university level and many are recruited straight out of university. Many have Biology majors, but we also recruit from various other disciplines. We also recruit from a large, established pool of medical transcriptionists in India. The RDS position can be a very attractive alternative to medical transcription as that industry is contracting due to advancements in speech-to-text technology. The work performed by our RDSs is dynamic and substantially more complex than transcription as it requires considerable cognitive ability and understanding of nuanced physician-patient interactions while transcription is a verbatim rendition of recorded audio.

All of our RDSs must pass our mandatory intensive training program prior to working with our clinicians. Our proprietary training modules are trainer-led and include medical visit basics, visit videos, medical documentation standards and requirements, and practice sessions using Notebuilder and other tools. The training program for new RDSs takes approximately three months to complete and includes strict testing and grade achievement standards. We also provide specialty training for eight specialties: Primary Care, Orthopedics, Oncology, Dermatology, Pediatrics, Obstetrics & Gynecology, Cardiology and Hospitalists. We support many specialties in clinic and in hospital settings and are continuing to build our specialty training library.

Our Live service is provided during the clinician’s shift. Our RDSs serve as an extension of the care team and are assigned to clinicians based on specialty. Typically, one RDS will accompany a clinician for the duration of that clinician’s shift, though on occasion a clinician may have multiple RDSs accompanying her or him on a shift. Currently, our RDSs require more time than his/her assigned clinician to complete a shift’s worth of medical notes. Our internal studies indicate that the Notebuilder and other tools can reduce note completion time by up to 50%.

Our Notes service takes place after the patient visit. Clinician-patient interactions are recorded for playback by our RDS. Completed notes based on that recording are delivered before the clinician resumes his/her next shift. The task of creating a medical note from a recording is less challenging than doing so in real time. Moreover, and in particular with the benefit of our Notebuilder, an RDS is able to handle the notes for more than one clinician during his/her shift.

Our Operation Centers

We provide service from 9 RDS Operations Centers across four countries – the US, Bangladesh, India and Sri Lanka. The 7 operations centers in India (6) and Sri Lanka (1) are owned and operated by five independent third parties (the “Vendors”), while the two centers in the US and Bangladesh are wholly-owned and operated by us. Due to the COVID-19 crisis, most of our worldwide RDSs are currently working from home in compliance with local shelter in place rules.

Our strategy is to diversify geographical risk by operating out of several operating centers located in various cities throughout Asia, with a smaller operation within the US. The US operation accounts for a small fraction of our global RDS workforce and we expect it to remain below 10% of the global total for the foreseeable future. Our Bangladesh operation is our fastest growing center. It currently serves about 22% of our customers. Our goal is to reach approximately 30% by mid-2022. This is to enable greater control over a larger percentage of our operations and to mitigate concentration risk among existing Vendors.

All Vendors are currently paid based upon an hourly rate and the number of assigned contracted clinician hours. This payment arrangement represents a substantial change from the previous model that operated through the first half of 2020 wherein Vendors included additional flat fees for each RDS passing our training and certification requirements. Under the current arrangement, effective for all Vendors by July 2020, the hourly rate paid to each Vendor incorporates the amortized cost of training and certifications.

Our Bangladeshi RDSs, all of whom are employees, are paid a fixed monthly salary. In addition to RDSs, our Bangladesh offices include engineering, customer support, human resources, Global IT, compliance, finance and accounting and general management, among other personnel. All our Bangladesh-based employees receive complimentary benefits such as healthcare, meals, private transportation to their homes after their shifts, among others. We believe the compensation we provide our Bangladeshi employees is competitive in the local market for US-based employers.

Our Customers

Our customers are diverse in size, geography, and specialty. Our clients include some of the largest health systems and specialty groups in the U.S., including Sutter Health, Dignity Health, US Oncology, TriHealth, Northern Light, Summit Pacific and UCSF, among others. Of these, Sutter Health and Dignity Health accounted for 26% and 17%, respectively, of our consolidated revenues for the fiscal year ended December 31, 2019, and 29% and 19%, respectively, of our consolidated revenues for the nine month period ended September 30, 2020. Approximately 85-90% of the physicians we serve are members of health systems, while the remaining 10-15% are from small independent practices. We have a relatively high concentration of physicians served among our enterprise customers, with one client accounting for 28% while the remaining physicians served are spread across 13 other health systems. We have customers in 28 different states, the largest concentration being in California. Within our customer base, we currently serve 39 specialties, the largest of which is family practice at 28% of total physicians served. Our systems are compatible with 19 different EHRs. The top three account for 75% of all our physicians served, with Epic at 45%, Cerner at 24% and Allscripts at 6%.

Areas of expansion within our existing enterprise customers include deeper penetration of the locations in which we already serve physicians, coverage of new specialties, and entering new care locations. We define success with our clients with respect to two key criteria, increased productivity and physician satisfaction. With clients that follow our best practices framework and share data with us, we focus on time savings and productivity increases, the latter measured in work Relative Value Units (“wRVU”), per individual physician. wRVUs reflect the time, technical skill and effort, mental effort and judgment, and stress to provide a given medical service. The number of wRVUs a provider generates ties directly to reimbursement rates in most payment models. Relative Value Units generally rank the resources (including physician’s work, expenses of the physician’s practice, and professional liability insurance) used to provide a particular medical service based upon that service’s Current Procedural Terminology (“CPT”) code or Healthcare Common Procedure Coding System (“HCPCS”) code. To determine the level of reimbursement from a payor (typically an insurance company such as Blue Cross or Aetna) for a given service, a service’s RVUs are multiplied by a dollar conversion factor. Conversion factors and fee schedules are established by the Medical Group Management Association (“MGMA”) and CSA Group, independent testing and standards bodies serving the US healthcare industry.

The primary drivers of the physician work portion of RVU, or wRVU, are patient volume, the appropriate and completeness of the documentation describing the services rendered during the patient visit and the efficiency with which such services were performed. The aggregate increase in wRVU production across their physician base drives the health system’s overall financial performance and the ROI potential of our service for our customers.

Some examples of the value our users see is captured in the following case studies:

Case Study #1: Dr. Seneca Dewar, Dignity Health

Highlights:

●	Charting Hours: 20 hours saved charting per week

Before Augmedix:

Looking to devote more time to patient care

Dr. Seneca Dewar is a primary care physician who was overwhelmed with mandated EHR documentation and spent most of his weekends on data entry. He was typically spending over 20 hours per week completing his patient notes and was increasingly burdened by the documentation.

After Augmedix:

Lower workload and more time with patients

Since Dr. Dewar started working with Augmedix, he finishes his patient notes by the end of every day and dedicates an additional four hours to his clinic time each week. He no longer works after hours and is able to spend his reclaimed time with his family. Overall, he has enjoyed his experience on the Augmedix platform and values working with his tech-enabled documentation team.

Case Study #2: Heather Dountas PA, C

Highlights:

●	Charting Hours: +16 hours saved charting per week

●	Patient Visits: + 2.6 patient visits per day

Before Augmedix:

Overtaxed, under-documented

There were never enough hours in the day for Heather, a busy PA-C in Primary Care. In the midst of a full patient schedule, she was often forced to choose between completing thorough documentation, sending orders, and reconciling medication lists. Heather found herself regularly taking home 2-3 hours of incomplete paperwork per day.

After Augmedix:

Productivity increased, balance restored

Since starting with Augmedix, Heather is doing what she once thought impossible: seeing more patients, spending less time on documentation, and providing higher quality care, all while being fully present with her patients. She leaves work on time with the day’s notes completed, ready to enjoy her reclaimed time with her family.

Governmental Regulation

The healthcare industry in which we operate is highly regulated, and the services we provide are subject to a complex set of healthcare laws and regulations. We and our customers must comply with a variety of requirements, including among others, HIPAA, HITECH, regulations issued by the Department of Health and Human Services and the Centers for Medicare and Medicaid Services, a number of fraud and abuse laws, such as the federal Anti-Kickback Statute and the False Claims Act, and comparable state laws. We have structured our operations to comply with these laws and other regulatory and contractual requirements.

HIPAA and HITECH Act

HIPAA establishes a set of national privacy and security standards for protecting the privacy, confidentiality and security of protected health information (“PHI”). Under HIPAA, health plans, healthcare clearinghouses and healthcare providers, together referred to as “covered entities” for purposes of HIPAA, and their “business associates” must meet certain standards in order to protect individually identifiable health information. HITECH enhances and strengthens the HIPAA privacy and security standards and makes certain provisions of HIPAA directly applicable to business associates of covered entities.

In connection with our business operations, we access, use and disclose PHI on behalf of our covered entity clients, and therefore, are considered to be a business associate of our customers and subject to HIPAA, and its implementing regulations. As a business associate, we are required to have agreements with our covered entity clients whereby we agree to appropriately safeguard the PHI we create or receive on their behalf and to abide by statutory and other regulatory obligations under HIPAA. These obligations include, but are not limited to, the responsibility to (i) maintain physical, technical and administrative safeguards that reasonably and appropriately protect the confidentiality, integrity and availability of PHI, (ii) report security incidents and other inappropriate uses or disclosures of PHI, including to individuals and governmental authorities, and (iii) assist covered entities from which we obtain health information with certain duties under HIPAA.

HIPAA and HITECH impose numerous requirements on our business operations, and subject us to material liability and other adverse impacts to our business in the event we fail to comply with their requirements. These include, without limitation, civil fines, possible criminal sanctions in certain circumstances, contractual liability to our customers, and damage to our brand and reputation. We have implemented appropriate safeguards to address the privacy and security of PHI consistent with our regulatory and contractual requirements. We also train our personnel regarding HIPAA and other related requirements. We have made and continue to make investments in systems to support customer operations that are regulated by HIPAA and other regulations. Because these standards are subject to interpretation and change, we cannot predict the future impact of HIPAA or other regulations on our business and operations. To comply with our regulatory and contractual obligations, we may have to adjust our policies and practices and invest in new technologies.

Federal Anti-Kickback Statute and False Claims Act

We may also be subject to various federal laws targeting fraud and abuse in the healthcare industry.

For example, the federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, an item or reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. Penalties for federal Anti-Kickback Statute violations can be severe, and include imprisonment, criminal fines, civil money penalties with triple damages (when the False Claims Act is implicated) and exclusion from participation in federal healthcare programs. The Anti-Kickback Statute is subject to evolving interpretations.

In addition, the federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payors, we could be held liable under the False Claims Act if we are deemed to “cause” the submission of false or fraudulent claims by, for example, including inaccurate information in draft medical notes for physicians, or if our documentation services are found to have caused clinicians to have inaccurately attested to “Meaningful Use” criteria.

Other Laws and Regulations

In addition to HIPAA and HITECH, numerous other state and federal laws govern the collection, dissemination, use, access to, confidentiality and security of individually identifiable health information. In many cases, state laws are not preempted by the HIPAA privacy and security standards and may impose more stringent standards, thus complicating compliance efforts. Similarly, state anti-kickback and false claims laws may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any source, not only government programs.

We are also subject to the FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business and requires companies to maintain accurate books and records and a system of internal accounting controls. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Sales and Marketing

Currently, we predominantly rely upon a dedicated direct sales force and account management team to sell our solutions. The direct sales force is structured geographically and focuses on acquiring new health systems, large physician specialty practices and generating transactional sales with smaller practices and independent physicians. Our sales force mobilizes data to demonstrate a clear ROI for investing in our solution to potential customers. There is typically a 30-day implementation window from contract execution to first day of service to allow for provision of hardware, clinician workflow orientation, RDS assignment and receipt of EHR credentials.

Additional sales activity is driven by our account management team. The account management team is responsible for expansion within our existing client base. The team is structured by account segment: strategic enterprises, developing enterprises, and independents.

Our marketing efforts focus on lead generation, building market awareness and content support. Marketing drives market/brand awareness and inbound leads from both enterprises and independent physicians. Our team tracks the effectiveness of specific marketing campaigns to ensure their efficacy against our established cost-per-lead and customer acquisition cost targets. A variety of marketing approaches are leveraged including search engine optimization, paid search advertising, social media campaigns, social media advertising, and email marketing. We also focus on end-to-end marketing campaigns to drive leads and awareness, such as our recent Augmedix Notes launch.

Research & Development

Artificial Intelligence/Machine Learning (“AI/ML”)

We are developing the ability to integrate AI/ML into Notebuilder to increase efficiency by automatically providing note suggestions to our RDSs. This requires training AI/ML models comparing de-identified transcripts of patient visits with their corresponding medical notes. We store audio and note records used in this process only if agreed to by the customer. We use automated speech-to-text tools, as edited by transcriptionists, to produce transcripts for the persisted audios of selected doctor/patient visits. We apply a de-identification process to the audio transcripts of the doctor/patient visits to remove protected health information (“PHI”). This is followed by an annotation process to assign labels to both the transcripts and corresponding notes. The labels that come from the annotation step are used to develop classification models. The final stage is to apply one of several Natural Language Generation methods to generate sentences. Our goal is to provide note suggestions which will be integrated into Notebuilder to further reduce the amount of human intervention needed to create a medical note. These models are currently in the development phase.

Streaming Technologies

In addition to continuously improving our streaming platform, we constantly evaluate third-party streaming solutions for low latency, high fidelity. The goal is to improve the reliability and scalability of the Platform while reducing costs.

Devices for Providers

We continue to explore alternate hardware devices that can be used by clinicians. In addition to ease of use, improved audio quality, better connectivity and faster battery charge rate are some of the attributes used in our evaluation process.

Electronic Health Records (“EHRs”)

An EHR is a digital version of a patient’s paper chart. EHRs are real-time, patient-centered records that make information available instantly and securely to authorized users. While an EHR does contain the medical and treatment histories of patients, an EHR system is built to go beyond standard clinical data collected in a provider’s office and can be inclusive of a broader view of a patient’s care. EHRs are a vital part of health IT and can:

●	Contain a patient’s medical history, diagnoses, medications, treatment plans, immunization dates, allergies, radiology images, and laboratory and test results

●	Allow access to evidence-based tools that providers can use to make decisions about a patient’s care

●	Automate and streamline provider workflow

Health information can be created and managed by authorized providers in a digital format capable of being shared with other providers across more than one healthcare organization. EHRs are built to share information with other healthcare providers and organizations – such as laboratories, specialists, medical imaging facilities, pharmacies, emergency facilities, and school and workplace clinics. EHR systems are selected by our customers either as independent physicians, clinics or health systems.

Currently, we do all of our note transfers manually. We are developing technology to integrate our software tools into the EHR systems used by our large enterprise customers. For our smaller customers we expect to continue to transfer notes to the EHR manually but as we scale within an enterprise health system, EHR integration improves note quality, reduces RDS downtime, and improves RDS scheduling.

Transferring notes to an EHR requires secure access to the customer’s EHR which they must authorize to receive the service. We support various types of virtual private network (“VPN”) access to an EHR, such as site-to-site VPN tunnels, VPN client software, and browser-based VPN plugins like Citrix.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, and confidentiality and invention assignment agreements, as well as other legal and contractual rights to establish and protect our proprietary rights.

We have been building and continue to build our patent portfolio relating to our technology platform. As of August 31, 2020, our patent portfolio consists of three pending patent applications in the U.S. We regularly review our development efforts to assess the existence and patentability of new intellectual property.

In addition to patents, we may rely, in some circumstances, on trade secrets and proprietary know-how to protect our technology and processes, especially when we do not believe that patent protection is appropriate or can be obtained. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality and invention assignment agreements with our employees, consultants, and contractors upon the commencement of employment or consulting relationships.

We have filed for and obtained trademark protection in the U.S. for the AUGMEDIX word mark and AUGMEDIX CROSS logo for goods and services. We have also filed for trademark protection in India of the AUGMEDIX word mark for goods and services. We also have registered the domain name for our website, www.augmedix.com.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged.

Corporate Information

The Company was incorporated in the State of Delaware as Malo Holdings Corporation on December 27, 2018. On October 5, 2020, our wholly-owned subsidiary August Acquisition Corp., a Delaware corporation, merged with and into Augmedix, a Delaware corporation formed on April 30, 2013. Following the Merger, Augmedix was the surviving entity and became our wholly-owned subsidiary, and all of the outstanding shares of common and preferred stock of Augmedix were converted into shares of our common stock. The business of Augmedix became our business as a result of the Merger. Following the consummation of the Merger, Augmedix changed its name to Augmedix Operating Corporation, and we changed our name to “Augmedix, Inc.” by filing a Certificate of Amendment to our Certificate of Incorporation.

Our common stock is currently not listed on a national securities exchange or any other exchange, or quoted on an over-the-counter market. We intend to cause our common stock to be quoted on the OTC Markets QB tier as soon as practicable (and no later than 150 days) following the final closing date of the Offering.

Our principal executive offices are located at 1161 Mission Street Suite LL, San Francisco, CA 94103. Our telephone number is (888) 669-4885. Our website address is www.augmedix.com. Information contained on, or that can be accessed through, our website is not a part of this prospectus.

Employees

As of October 31, 2020, the Company had 91 full-time employees in the U.S., 3 in India and 350 in Bangladesh. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in San Francisco, California, where we lease approximately 8,577 square feet of office space under a lease agreement that expires in February 2021. We also lease 23,578 square feet of corporate office space in Dhaka, Bangladesh, and an additional 3,800 square feet of commercial space used for RDS training in an adjacent facility under a lease agreement which also expires in 2028.

We believe our facilities are suitable to meet our current needs. We intend to lease new office space in San Francisco when our corporate headquarters lease expires, and to expand our facilities or add additional facilities in Dhaka, as we expect to reach the capacity of the existing facilities sometime in 2021. We believe that suitable alternative and/or additional space will be available to accommodate our needs in both San Francisco and Dhaka.

Legal Proceedings

We are not a party to any material pending legal proceedings. From time to time, we may become involved in lawsuits and legal proceedings that arise in the ordinary course of business.

Available Information

Our website address is www.augmedix.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports, when available, are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed by us with the SEC will be available free of charge on our website at www.augmedix.com when such reports are available on the SEC’s website. The SEC maintains a website that contains reports, proxy and information statements, and other information that issuers file electronically with the SEC at www.sec.gov.

The contents of the websites referred to above are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties as described under the heading “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus. You should review the disclosure under the heading “Risk Factors” in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The medical note documentation burden in the U.S. is significant. It is a major contributor to doctor burnout, which according to a recent study in the Annals of Internal Medicine, costs the U.S. healthcare industry $4.6 billion from lost productivity and recruiting costs.

Healthcare practitioners in the U.S. often look to outsourced solutions to handle their documentation. There are various solutions that are marketed to clinicians (which include licensed physicians, nurse practitioners and physicians’ assistants, but not registered nurses). These range in scope from self-serve dictation tools to fully out-sourced medical note documentation solutions. We are a provider of a fully out-sourced medical note documentation solution that also provides supplemental clinical support to the U.S. healthcare industry.

Augmedix was incorporated in 2013 and launched its commercial real-time, remote documentation services in 2014. We provide software compatible with off-the-shelf, mobile client devices (smartphones or Google Glass) that enables clinicians to communicate with RDSs. Our RDSs observe the clinician-patient interaction, through an audio/video stream, and extract the relevant elements of that interaction to create the medical notes that are then uploaded into the patient’s chart contained within the EHR system. The EHR system is third-party software licensed by the healthcare clinic or system to manage patient charts.

Patient care in the U.S. is provided in ambulatory or clinical environments and hospitals. We focus most of our efforts in the ambulatory/clinical segment of the patient care market. Roughly 85-90% of the physicians who subscribe to our service are employed directly by, or are affiliated with, a healthcare enterprise. The remaining 10-15% consists of small practices and individual practitioners.

We have generated in excess of four million medical notes since we began offering our service and are currently delivering over 35,000 notes to our customers each week. We estimate that our solution saves doctors two to three hours each day which is time that they can redeploy to see more patients or improve their work-life balance. We believe the benefits to healthcare enterprises are increased productivity and higher clinician and patient satisfaction.

The current COVID-19 crisis and resulting safety protocols have prompted a significant shift towards delivering health services remotely via telemedicine. Our technology platform was designed to enable real time, two-way communication between remotely-located participants. As such, we were able to continue to provide uninterrupted service to our customers. In early April 2020, over 90% of the physicians we served conducted approximately 60% of their patient visits remotely. The number of clinicians practicing telemedicine stayed relatively constant from July to September, as did the proportion of their telemedicine visits, which were approximately 30% of patient visits. However, we believe telemedicine will remain an important part of health services delivery even after the end of the COVID-19 crisis.

The COVID-19 crisis has also required modifications to how we deliver our service. While our general business model is to provide RDS service from central operating centers, local shelter in place orders have required us to shift to work-from-home for all employees and contracted employees. We were able to transition to full work from home for all RDSs worldwide within a few days with very little service interruption. We will continue our work from home model until local conditions remove shelter in place orders and employees can safely work from our central operations centers. We instituted additional system controls to ensure compliance with our privacy practices.

Our technology vision is to automate as much of the medical note creation process as possible by applying an approach we refer to as “intelligence amplification”. While the unstructured nature of a conversation between physician and patient places inherent limitations on how much note creation can ultimately be automated, we believe automation, even if partial, could generate significant benefits including improved operating efficiencies, higher-quality medical notes and a more uniform level of note quality.

Our intelligence amplification approach toward achieving note automation is different than that being pursued by other participants in our industry. Our approach is based upon our belief that technicians will be a necessary part of the note creation process for a long time. We use widely available technology today to mine our data sets and help us build the models needed to enable automation. However, we use such technology to build tools that our RDSs can use to automate some of the principal tasks in the note creation process rather than attempt to build self-serve software designed for use directly by physicians.

Merger Agreement

On October 5, 2020, Malo Holdings Corporation, Acquisition Sub and Augmedix entered into a Merger Agreement. Pursuant to the terms of the Merger Agreement, on the Closing Date, Acquisition Sub merged with and into Augmedix, with Augmedix continuing as the surviving corporation and our wholly-owned subsidiary.

As a result of the Merger, we acquired the business of Augmedix, a provider of remote medical documentation and live clinical support services with a mission to rehumanize the clinician-patient relationship so that doctors can focus on what they do best — patient care. See “Description of Business.” At the Effective Time, each of Augmedix’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive (a) 0.420864013 shares of our common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of Augmedix’s capital stock), with the maximum number of shares of our common stock issuable to the former holders of Augmedix’s capital stock equal to 15,458,133 after adjustments due to rounding for fractional shares. Immediately prior to the Effective Time, an aggregate of 2,833,333 shares of our common stock owned by the stockholders of Malo Holdings Corporation prior to the Merger were forfeited and cancelled (the “Stock Forfeiture”).

In addition, pursuant to the Merger Agreement, (i) options to purchase 10,011,161 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix Plan were assumed and converted into options to purchase 4,213,153 shares of our common stock, (ii) stock appreciation rights to purchase 601,768 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger under the Augmedix Plan were assumed and converted into stock appreciation rights to purchase 252,983 shares of our common stock (iii) warrants to purchase 6,576,565 shares of Augmedix’s 2019 Series B convertible preferred stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 2,767,836 shares of our common stock, and (iv) warrants to purchase 13,273 shares of Augmedix’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 5,584 shares of our common stock

Private Placement Offering

Following the Effective Time of the Merger, we sold 8,472,186 shares of our common stock pursuant to an initial closing of a private placement offering for up to 10,000,000 shares of our common stock at $3.00 per share. On November 13, 2020, we had a second and final closing of the private placement and sold 666,667 shares at $3.00.

COVID-19 Crisis Update

In light of the uncertain and rapidly evolving situation relating to the spread of the COVID-19 crisis and in compliance with ongoing shelter-in-place orders and other government executive orders directing that all non-essential businesses close their physical operations, we have taken measures intended to help minimize the risk of transmitting the virus to our employees, our customers and the communities in which we participate, which could negatively impact our business. These measures include temporarily requiring all non-essential employees to work remotely, suspending all non-essential travel worldwide for our employees, canceling, postponing or holding virtually our sponsored events and discouraging employee attendance at industry events and in-person work-related meetings. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce is not fully remote. Our employees travel frequently to establish and maintain relationships with one another and with our customers, partners and investors. Further, most of our U.S.-based and internationally-based RDSs have shifted to remote working which may have an adverse impact on our business due to decreased morale among RDSs, increased strain on IT systems, increased difficulty in ensuring compliance with our data security and compliance policies, and increased difficulty in the training, development and recruitment of new RDSs. Our ability to service our customers with RDSs working remotely is contingent upon the consent of our customers, which some customers may not provide. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, temporarily suspending travel and doing business in-person could negatively impact our marketing efforts, our ability to enter into customer contracts in a timely manner, our international expansion efforts, our ability to recruit employees across the organization and in sales and marketing, in particular, which could have longer term effects on our sales pipeline or create operational or other challenges as we adjust to a fully-remote workforce for the duration of the COVID-19 crisis, any of which could harm our business. In addition, our management team has, and will likely continue, to spend significant time, attention and resources monitoring the COVID-19 crisis and seeking to manage its effects on our business and workforce. The extent to which the COVID-19 crisis and our precautionary measures may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

Key metrics

We regularly review the following key metrics to measure our performance, identify trends affecting our business, formulate financial projections, make strategic business decisions and assess working capital needs.

	Year Ended December 31,		Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2020	2019	2020	2019
Key Metrics:	(unaudited)		(unaudited)		(unaudited)
Average clinicians in service headcount	462	379	552	493	542	445
Average annual revenue per clinician	$29,967	$28,292	$30,102	$29,740	$29,092	$30,425
Dollar-based net retention rate	135%	138%	113%	138%	122%	134%

Average Clinicians in Service Headcount: We define a clinician in service as an individual doctor, nurse practitioner or other healthcare professional using our services. We average the month end number of clinicians in service for all months in the measurement period and the number of clinicians in service at the end of the month immediately preceding the measurement period. We believe growth in the average number of clinicians in service is a key indicator of the performance of our business as it demonstrates our ability to penetrate the market and grow our business. Most of our customer contracts contain minimum service levels that range from a low of 70 hours per month to a high of 220 hours per month. Higher hours per month generally equate to higher revenue per clinician. The average number of clinicians in service stood at 462 and 379 for the years ended December 31, 2019 and 2018, respectively, 552 and 493 for the three months ended September 30, 2020 and 2019, respectively, and 542 and 445 for the nine months ended September 30, 2020 and 2019, respectively.

Average Annual Revenue Per Clinician: Average revenue per clinician is determined as total revenue, excluding Data Services revenue, recognized during the period presented divided by the average number of clinicians in service during that same period. Using the number of clinicians in service at the end of each month, we derive an average number of clinicians in service for the periods presented. The average annual revenue per clinician will vary based upon minimum hours of service requested by clinicians, pricing, and our product mix. The average revenue per clinician increased to $30,000 in fiscal 2019 from $28,000 in fiscal 2018, was stable at $30,000 for the three months ended September 30, 2020 versus $30,000 for the three months ended September 30, 2019, and decreased to $29,000 during the nine months ended September 30, 2020 from $30,000 in the nine months ended September 30, 2019 due to the impact of COVID-19 from March to June 2020.

Dollar-Based Net Retention Rate: We define a “Health Enterprise” as a company or network of doctors that has at least 50 clinicians currently employed or affiliated that could utilize our services. Dollar-based net revenue retention is determined as the revenue from Health Enterprises as of twelve months prior to such period end as compared to revenue from these same Health Enterprises as of the current period end, or current period revenue. Current period revenue includes any expansion or new products and is net of contraction or churn over the trailing twelve months but excludes revenue from new Health Enterprises in the current period. We believe growth in dollar-based net revenue retention is a key indicator of the performance of our business as it demonstrates our ability to increase revenue across our existing customer base through expansion of users and products, as well as our ability to retain existing customers. Our annual dollar-based net revenue retention decreased to 135% in fiscal 2019 from 138% in fiscal 2018, decreased from 138% at the three months ended September 30, 2019 to 113% for the same period in 2020 and decreased from 134% at the nine months ended September 30, 2019 to 122% for the same period in 2020, with the decrease predominately driven by the impact of the COVID-19 crisis. Growth from existing clients has represented a majority of our total revenue growth.

Components of Results of Operations

Revenues

Our revenues primarily consist of service fees we charge customers to subscribe to our remote medical documentation and clinical support solutions. We generate subscription fees pursuant to cancellable contracts. Customer attrition, as it pertains to our Enterprise clients is infrequent. In fiscal 2019, 2018, and 2017, we did not lose any of our Health Enterprise clients. Subscription revenue is driven primarily by the number of clinicians using our services, the minimum number of hours contracted per month, and the contracted monthly price. We typically invoice customers one to three months in advance for subscriptions to our services. For customers who use more than the minimum number of monthly hours, we have the ability to bill for the additional hours utilized at the contractual price. We also perform upfront implementation services such as ensuring adequate Wi-Fi capability of the clinician’s facilities, shipping devices and accessories to the clinician, testing, selecting and assigning RDSs, obtaining EHR credentials for the RDSs and clinician orientation. Revenues associated with implementation efforts are deferred until we go live with our service and then recognized ratably over the initial term of the contract.

Cost of Revenues and Gross Profit

Cost of Revenues. Our cost of revenues primarily consists of the cost of the RDSs, some of whom are employees of our Vendors and some of whom are our employees, their direct supervisors, and clinician and technical support. Cost of revenues also consists of infrastructure costs to operate our SaaS-based platform such as hosting fees and fees paid to various third-party partners for access to their technology, plus hardware depreciation and cost of shipping for the devices and accessories we provide to our clinicians.

Gross Profit. Our gross profit is calculated by subtracting our cost of revenues from revenues. Gross margin is expressed as a percentage of total revenues. Our gross profit may fluctuate from period to period as revenues fluctuate, and as a result of the mix of RDS centers from which service is provided, operational efficiencies in regards to the relationship between the number of RDSs and clinicians, product mix, and changes to our technology expenses and customer support.

Our gross profit varies by RDS center. We plan to focus on and grow the operations of the RDS centers with the best quality and highest gross margin. We intend to continue to invest additional resources in our platform infrastructure. We will also continue to invest in technology innovation, such as Notebuilder, to reduce the level of effort required by RDSs. We expect these optimization efforts and our investment in technology to expand the efficiency and capability of our platform, enabling us to improve our gross margin over time. The level and timing of investment in these areas, plus the mix of RDS centers, could affect our cost of revenues in the future.

General and Administrative Expenses

General and administrative expenses consist primarily of employee compensation costs for operations management, finance, accounting, information technology, compliance, legal, and human resources personnel, and our business support team in Bangladesh. In addition, general and administrative expenses include non-personnel costs, such as facilities, legal, accounting, and other professional fees, as well as other supporting corporate expenses not allocated to other departments. We expect our general and administrative expenses will increase in absolute dollars as our business grows, but we expect general and administrative expenses to decrease as a percent of revenues in the coming years.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of employee compensation costs related to sales and marketing, including salaries, benefits, bonuses, and stock-based compensation, costs of general marketing activities and promotional activities, travel-related expenses, and allocated overhead. Sales and marketing expenses also include costs for advertising and other marketing activities. Advertising is expensed as incurred. We expect our sales and marketing expenses will increase in absolute dollars as we expand our sales and marketing efforts.

Research and Development Expenses

Research and development expenses consist of costs for the design, development, testing, and enhancement of our products and services and are generally expensed as incurred. These costs consist primarily of personnel costs, including salaries, benefits, bonuses, and stock-based compensation for our development personnel. Research and development expenses also include direct RDS training costs, product management, third-party partner fees, and third-party consulting fees. We expect our research and development expenses will increase in absolute dollars as our business grows, but that as a percent of revenues, R&D expenses are expected to decrease.

Interest Expense, net

Interest expense, net consists primarily of the interest incurred on our debt obligations and the noncash interest expense associated with the amortization of debt discounts and contingent beneficial conversion feature associated with certain convertible notes payable. Interest expense is offset by any interest income we earn on our cash balances held in our interest-bearing savings account.

Other Income (Expense)

Other income (expense) consists primarily of the change in the fair value of warrants and income derived from a technology and a data partnership agreement we entered into in 2018. Any upfront payments received were deferred and were recognized over the term of the agreement. The agreement was terminated in June 2019 and any deferred revenues were immediately recognized. Included in other income (expense) is the change in the fair value of the warrants to purchase shares of 2019 Series B convertible preferred stock which are classified as liabilities and subject to re-measurement at each balance sheet date and also foreign currency gains and losses due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency.

The following table summarizes the results of our operations for the periods presented:

	Year Ended December 31,		Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2019	2018	2020	2019	2020	2019
			(unaudited)		(unaudited)
Revenues	$14,108	$10,815	$4,245	$3,668	$11,940	$10,150
Cost of revenues	9,429	10,029	2,368	2,340	7,153	6,832
Gross profit	4,679	786	1,877	1,328	4,787	3,318
Operating expenses:
General and administrative	10,861	13,154	3,336	2,594	8,481	8,258
Sales and marketing	3,583	3,594	887	1,001	2,945	2,634
Research and development	6,977	6,961	1,009	1,951	3,485	5,182
Total operating expenses	21,421	23,709	5,232	5,546	14,911	16,074
Loss from operations	(16,742)	(22,923)	(3,355)	(4,218)	(10,124)	(12,756)
Other income (expense):
Interest expense	(2,812)	(2,083)	(402)	(1,479)	(1,197)	(2,379)
Interest income	6	5	–	–	3	3
Other income (expense)	1,050	838	(359)	(918)	(496)	312
Loss before income taxes	(18,498)	(24,163)	(4,116)	(6,615)	(11,814)	(14,820)
Income tax expense (benefit)	–	–	–	–	–	–
Net Loss	$(18,498)	$(24,163)	$(4,116)	$(6,615)	$(11,814)	$(14,820)

Comparison for the three months ended September 30, 2020 and 2019:

Revenues

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Revenues	$4,245	$3,668	$577	16%

Revenues increased $0.6 million to $4.2 million during the three months ended September 30, 2020, as compared to $3.7 million during the three months ended September 30, 2019. The increase was primarily attributable to a 12% increase in the number of clinicians in service. The increase in clinicians in service was driven predominately by our existing Health Enterprises adding physicians. Dollar-based net recurring revenue retention was 113% in the three months ended September 30, 2020. Increases in revenue were also attributable to the addition of new Health Enterprises during the three months ended September 30, 2020.

Cost of Revenues and Gross Margin

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Cost of revenues	$2,368	$2,340	$28	1%

Cost of revenues increased $0.03 million to $2.4 million during the three months ended September 30, 2020, as compared to $2.3 million during the three months ended September 30, 2019. The increase was primarily attributable to increases in RDS costs as clinicians in service continue to grow. These increases were offset by decreases in customer support and third-party hosting costs resulting from our operating efficiencies. As a result of operating efficiencies in our RDS operations and customer support, our gross margin was 44% during the three months ended September 30, 2020, as compared to 36% during the three months ended September 30, 2019. During the first three months of 2020 we moved from paying our Vendors a fee for successfully training and producing a doctor ready RDS to all-in pricing, which includes both the training costs and cost of services in our monthly ongoing rates. This change improves our cash flow and aligns our interests with the Vendors, which we believe will produce better overall operating leverage long-term.

General and Administrative Expenses

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
General and administrative	$3,336	$2,594	$742	29%

General and administrative expenses increased $0.7 million to $3.3 million during the three months ended September 30, 2020, as compared to $2.6 million during the three months ended September 30, 2019. The increase was primarily attributable to a $1.0 million increase in legal and professional fees as we prepared to become a public company. This increase was offset by a $0.3 million decrease in employee compensation expense for COVID-19 crisis related temporary reductions.

Sales and Marketing Expenses

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Sales and marketing	$887	$1,001	$(114)	-11%

Sales and marketing expenses decreased $0.1 million to $0.9 million during the three months ended September 30, 2020, as compared to $1.0 million during the three months ended September 30, 2019. The decrease was primarily attributable a $0.2 million decrease in compensation expense for COVID-19 crisis related temporary salary reductions offset by $0.1 million increase in advertising and related expenses.

Research and Development Expenses

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Research and development	$1,009	$1,951	$(942)	-48%

Research and development expenses decreased $0.9 million to $1.0 million during the three months ended September 30, 2020, as compared to $2.0 million during the three months ended September 30, 2019. The decrease was primarily attributable to a $0.8 million reduction in our training efforts with new RDSs due to the COVID-19 crisis in March 2020 and $0.1 million in lower compensation expense for COVID-19 crisis related temporary reductions.

Other Income (Expense)

	Three Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Interest expense	$(402)	$(1,479)	$1,077	-73%
Other income (expense)	(359)	(918)	559	-61%
	$(761)	$(2,397)	$1,636	-68%

Interest expense decreased $1.1 million to $0.4 million during the three months ended September 30, 2020, as compared to $1.5 million during the three months ended September 30, 2019. The decrease was primarily attributable to a beneficial conversion feature expense on our convertible debt and one-time non-cash interest expense related to a debt amendment, both recorded in the third quarter of 2019 and that did not repeat in the third quarter of 2020.

 Other income (expense) decreased $0.6 million to $0.4 million of expense during the three months ended September 30, 2020, as compared to $0.9 million of expense during the three months ended September 30, 2019. The decrease was due to a $0.3 million lower warrant liability revaluation expense in the three months ended September 30, 2020 as compared to a three months ended September 30, 2019 and due to a $0.2 million grant received in the three months ended September 30, 2020 from the Bangladesh government for our investments and expenditures in that country.

Comparison for the nine months ended September 30, 2020 and 2019:

Revenues

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Revenues	$11,940	$10,150	$1,790	18%

Revenues increased $1.8 million to $11.9 million during the nine months ended September 30, 2020, as compared to $10.2 million during the nine months ended September 30, 2019. The increase was primarily attributable to a 22% increase in the number of clinicians in service, partially offset by a lower ARPU due to Clinicians reducing their monthly minimum number of service levels during the height of the COVID-19 crisis. The increase in clinicians in service was driven predominately by our existing Health Enterprises adding physicians. Dollar-based net recurring revenue retention was 122% in the nine months ended September 30, 2020. Increases in revenue were also attributable to the addition of new Health Enterprises during the nine months ended September 30, 2020. These increases were partially offset by a $0.2 million decrease in revenue attributable to the decline in the number of clinicians in service among our independent and small group customers. The overall number of customers among independent and small groups declined due to the impact of the COVID-19 crisis on this segment and due to our focus on Health Enterprise clients.

Cost of Revenues and Gross Margin

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Cost of revenues	$7,153	$6,832	$321	5%

Cost of revenues increased $0.3 million to $7.2 million during the nine months ended September 30, 2020, as compared to $6.8 million during the nine months ended September 30, 2019. The increase was primarily attributable to increases in RDS costs as clinicians in service continue to grow. These increases were offset by a $0.3 million decrease in customer support and third-party hosting costs resulting from our operating efficiencies. As a result of operating efficiencies in our RDS operations and customer support, our gross margin was 40% during the nine months ended September 30, 2020, as compared to 33% during the nine months ended September 30, 2019. During the first nine months of 2020 we moved from paying our Vendors a fee for successfully training and producing a doctor ready RDS to all-in pricing, which includes both the training costs and cost of services in our monthly ongoing rates. This change improves our cash flow and aligns our interests with the Vendors, which we believe will produce better overall operating leverage long-term.

General and Administrative Expenses

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
General and administrative	$8,481	$8,258	$223	3%

General and administrative expenses increased $0.2 million to $8.5 million during the nine months ended September 30, 2020, as compared to $8.3 million during the nine months ended September 30, 2019. The increase was primarily attributable to a $1.0 million increase in legal and professional fees as we prepared to become a public company and from a $0.3 million increase in employee compensation costs as a result of an increase in our executive headcount. These increases were largely offset by a $1.0 million decline in employee compensation expense for COVID-19 crisis related temporary reductions in salary.

Sales and Marketing Expenses

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Sales and marketing	$2,945	$2,634	$311	12%

Sales and marketing expenses increased $0.3 million to $2.9 million during the nine months ended September 30, 2020, as compared to $2.6 million during the nine months ended September 30, 2019. The increase was primarily attributable an increase of $0.6 million in employee compensation as a result of an increase in our sales professional headcount and related commissions and an increase in advertising spend. These increases were offset by a $0.1 million decrease in customer onboarding costs resulting from operational efficiencies and a $0.2 million decrease in customer account management compensation due to the COVID-19 crisis related temporary reductions.

Research and Development Expenses

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Research and development	$3,485	$5,182	$(1,697)	-33%

Research and development expenses decreased $1.7 million to $3.5 million during the nine months ended September 30, 2020, as compared to $5.2 million during the nine months ended September 30, 2019. The decrease was primarily attributable to a $1.6 million reduction in our training expenses for new RDSs due to both the COVID-19 crisis in March 2020 reducing our need to train new RDSs and due to our new contract terms with our vendors in how we pay for their training efforts.

Other Income (Expense)

	Nine Months Ended September 30,
(in thousands)	2020 (unaudited)	2019 (unaudited)	$ Change	% Change
Interest expense	$(1,197)	$(2,379)	$1,182	-50%
Interest income	3	3	–	0%
Other income (expense)	(496)	312	(808)	-259%
	$(1,690)	$(2,064)	$374	-18%

Interest expense decreased $1.2 million to $1.2 million during the nine months ended September 30, 2020, as compared to $2.4 million during the nine months ended September 30, 2019. The decrease was primarily attributable to a beneficial conversion feature expense on our convertible debt and one-time non-cash interest expense related to a debt amendment, both recorded in the third quarter of 2019.

 Other income (expense) decreased $0.8 million to $0.5 million of expense during the nine months ended September 30, 2020, as compared to $0.3 million of income during the nine months ended September 30, 2019. The decrease was primarily attributable to $1.0 million of income related to a partnership arrangement that ended on June 30, 2019 at which time which we immediately recognized all remaining deferred revenue. During the nine months ended September 30, 2020 we received a $0.2 million grant from the Bangladesh government for our investments and expenditures in that country.

Comparison for the years ended December 31, 2019 and 2018:

Revenues

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Revenues	$14,108	$10,815	$3,293	30%

Revenues increased $3.3 million to $14.1 million during the year ended December 31, 2019, as compared to $10.8 million during the year ended December 31, 2018. Revenues from subscription services increased $2.9 million and was primarily attributable to the 22% increase in the average Clinicians in Service. We also had a $0.3 million increase in revenue associated with implementations as a result of more clinicians going live in 2019 versus 2018 and due to a higher average implementation fee per new clinician. Dollar-based Net Revenue Retention was 135% during the year ended December 31, 2019.

 Cost of Revenues and Gross Margin

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Cost of revenues	$9,429	$10,029	$(600)	-6%

Cost of revenues decreased $0.6 million to $9.4 million during the year ended December 31, 2019, as compared to $10.0 million during the year ended December 31, 2018. The decrease was primarily attributable a $0.3 million decrease in customer support costs resulting from our operating efficiencies and $0.6 million decrease in connection with excess hardware in fiscal 2018. These decreases were offset by $0.3 million in increases attributable to our RDS centers as our Clinicians in Service continue to grow and the related third-party hosting costs we incurred. Average cost per RDS declined, driven by our shift from US-based RDSs to offshore. As a result of these operating efficiencies, our gross margin was 33% during the year ended December 31, 2019, as compared to 7% during the year ended December 31, 2018.

General and Administrative Expenses

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
General and administrative	$10,861	$13,154	$(2,293)	-17%

General and administrative expenses decreased $2.3 million to $10.9 million during the year ended December 31, 2019, as compared to $13.2 million during the year ended December 31, 2018. The decrease was primarily attributable a $2.7 million decrease in OPS management driven by the restructuring of our RDS delivery from internal U.S. operations to overseas vendors and operations, reducing the number of our U.S. based RDSs. Due to this change, we significantly reduced headcount in operations management by $1.0 million and training costs for U.S. RDSs by $0.8 million. Non-U.S. training costs declined by $0.8 million as we no longer provided U.S. trainers to our overseas Vendors and operations.

 Sales and Marketing Expenses

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Sales and marketing	$3,583	$3,594	$(11)	0%

Sales and marketing expenses remained stable at $3.6 million during each of the years ended December 31, 2019 and 2018. We had $0.1 million increases in sales commissions earned by our salesforce offset by $0.1 million decrease in customer account management support costs.

Research and Development Expenses

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Research and development	$6,977	$6,961	$16	0%

Research and development expenses remained stable at $7.0 million during each of the years ended December 31, 2019 and 2018.

Other Income (Expense)

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Interest expense	$(2,812)	$(2,083)	$(729)	35%
Interest income	6	5	1	20%
Other income (expense)	1,050	838	212	25%
	$(1,756)	$(1,240)	$(516)	42%

Our interest expense increased $0.7 million to $2.8 million during the year ended December 31, 2019 compared to $2.1 million during the year ended December 31, 2018. The increase was primarily attributable to $0.8 million of comparative interest expense due to recognizing a contingent beneficial conversion feature during 2019. Other income increased to $1.1 million during the year ended December 31, 2019 compared to $0.8 million during the year ended December 31, 2018. The increase was primarily attributable to a partnership arrangement that ended on September 30, 2019 to which we immediately recognized remaining deferred revenue.

Liquidity and Capital Resources

Our primary sources of liquidity are cash raised from private sales of preferred stock and cash from borrowings under various facilities, which are further described below. As of September 30, 2020, and December 31, 2019, we had cash and restricted cash of $3.4 million and $11.6 million, respectively. Our $3.4 million and $11.6 million of cash each includes $2.0 million of restricted cash as a requirement in connection with our debt arrangements. Since Augmedix’s inception in 2013 until today, we have financed our operations primarily through the private sale of over $110 million of preferred stock and from various debt arrangements. As described in Footnote 1 of our audited financial statements and unaudited interim financial statements, we have incurred recurring losses and negative cash flows from operations since inception and have an accumulated deficit at September 30, 2020 of $80.1 million. We have relied on debt and equity financing to fund operations to date and we expect losses and negative cash flows to continue, primarily as a result of continued research, development and marketing efforts. We raised $27.4 million of gross proceeds through two closings on October 5, 2020 and November 13, 2020. This additional capital will provide sufficient resources to meet working capital needs into at least the first quarter of 2022. Over the longer term, if we do not generate sufficient revenue from new and existing products, additional debt or equity financing may be required along with a reduction in expenditures. Additionally, there is no assurance if we require additional future financing that such financing will be available on terms, which are acceptable to us, or at all.

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands)	2019	2018	2020	2019
Cash (used in) provided by:			(unaudited)
Operating activities	$(14,645)	$(19,895)	$(10,300)	$(10,200)
Investing activities	(823)	(342)	(427)	(483)
Financing activities	17,167	22,150	2,553	16,600
Effects of exchange rate changes on cash and restricted cash	(10)	1	—	(10)
Net increase (decrease) in cash and restricted cash	$1,689	$1,914	$(8,174)	$(5,907)

Operating Activities

Cash used in operating activities was $10.3 million and $10.2 million for the nine months ended September 30, 2020 and 2019, respectively. Cash used in operating activities during the nine months ended September 30, 2020 principally resulted from our net loss of $11.8 million, which includes non-cash charges of $2.0 million, and negative changes in working capital of $0.5 million. Cash used in operating activities in the nine months ended September 30, 2019 principally resulted from our net loss of $14.8 million, which includes non-cash charges of $2.9, million and positive changes in working capital of $1.7 million.

Cash used in operating activities was $14.6 million and $19.9 million for the year ended December 31, 2019 and 2018, respectively. Cash used in operating activities for the year ended December 31, 2019 principally resulted from our net loss of $18.5 million, which includes non-cash charges of $2.6 million, and negative changes in working capital of $1.2 million. Cash used in operating activities for the year ended December 31, 2018 principally resulted from our net loss of $24.2 million, which includes non-cash charges of $2.3 million, and negative changes in working capital of $2.0 million.

Investing Activities

Cash used in investing activities was $0.4 million and $0.5 million for the nine months ended September 30, 2020 and 2019, respectively, and $0.8 and $0.3 million for the year ended December 31, 2019 and 2018, respectively. Cash used in investing activities resulted from capital expenditures of property and equipment for all periods presented.

Financing Activities

Cash provided by financing activities was $2.6 million and $16.6 million for the nine months ended September 30, 2020 and 2019, respectively. Cash provided by financing activities during the nine months ended September 30, 2020 principally resulted from $2.2 million in debt proceeds and $0.5 million in proceeds from the sale of our convertible preferred stock. Cash provided by financing activities during the nine months ended September 30, 2019 principally resulted from the $18.0 million in proceeds from the sale of our convertible preferred stock offset by payments of principal in connection with our debt obligations of $1.4 million.

Cash provided by financing activities during the year ended December 31, 2019 of $17.2 million principally resulted from proceeds from the sale of our 2019 convertible preferred stock and the issuance of our convertible promissory notes of $15.3 million and $3.3 million, respectively, less $1.4 million in payments of principal on our notes payable.

Cash provided by financing activities during the year ended December 31, 2018 of $22.1 million principally resulted from proceeds from the sale of our convertible preferred stock and the issuance of our convertible promissory notes of $20.8 million and $2.7 million, respectively, less $1.3 million in payments of principal on our notes payable.

Contractual Obligations and Commitments

The following summarizes our significant contractual obligations as of December 31, 2019:

	Payments due by period
		Less than			More than
(in thousands)	Total	1 year	1-3 years	4-5 years	5 years
Short-term debt obligations (excluding interest)	$2,894	$2,894	$–	$–	–
Long-term debt obligations (excluding interest)	10,022	–	10,022	–	–
Operating lease obligations	646	582	64	–	–
Total	$13,562	$3,476	$10,086	$–	–

Off-Balance Sheet Arrangements

As of September 30, 2020, and December 31, 2019, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve the identification of performance obligations in revenue recognition and valuation of our warrant liability and stock-based compensation, including the underlying deemed estimated fair value of our preferred and common stock. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

On January 1, 2018, we early adopted the requirements of Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, or Topic 606. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40. We adopted Topic 606 using the modified retrospective method and elected to apply the standard only to contracts that were not completed as of the date of adoption. Upon adoption of ASC 606 there was no adjustment necessary to opening accumulated deficit balance.

 We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We account for revenue from contracts with clients by applying the requirements of Topic 606, which includes the following steps:

●	Identification of the contract, or contracts, with a client;

●	Identification of the performance obligations in a contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, performance obligations are satisfied.

Revenues are recognized when services are delivered to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. For our Live service revenue recognized is based on the minimum amount per month, plus any additional hours delivered. For our Notes service, revenue recognized is based on the number of meeting notes, i.e. doctor patient visits, per month, and the contracted price per meeting note.

We generate subscription fees for access to our remote medical documentation and clinical support solutions for telemedicine, medical offices, clinics and hospitals. Our clients are typically billed monthly or quarterly in advance. Subscription revenues are recognized ratably over the term of the contract. Implementation revenue is recognized over the initial term of the contract. We recognize revenue from data services contracts based on hours worked.

Stock-Based Compensation

We recognize the grant-date fair value of stock-based awards issued as compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. To date, we have not issued awards where vesting is subject to performance or market conditions. The fair value of stock options is estimated at the time of grant using the Black-Scholes option pricing model, which requires the use of inputs and assumptions such as the estimated fair value of the underlying common stock, exercise price of the option, expected term, risk-free interest rate, expected volatility and dividend yield, the most critical of which is the estimated fair value of our common stock.

The estimated fair value of each grant of stock options awarded during fiscal 2019 and fiscal 2018 and the three and nine months ended September 30, 2020 and 2019 were determined using the following methods and assumptions:

●	Estimated fair value of common stock. As our common stock has not historically been publicly traded, our board of directors periodically estimates the fair value of our common stock considering, among other things, contemporaneous valuations of our preferred and common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

●	Expected term. Due to the lack of a public market for the trading of our common stock and the lack of sufficient company-specific historical data, the expected term of employee stock options is determined using the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 107 (SAB 107), Share-Based Payment, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

●	Risk-free interest rate. The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

●	Expected volatility. The expected volatility is based on historical volatilities of peer companies within our industry which were commensurate with the expected term assumption, as described in SAB 107.

●	Dividend yield. We assume a dividend yield of 0% because we have never paid, and for the foreseeable future do not expect to pay, a dividend on our common stock.

The inputs and assumptions used to estimate the fair value of stock-based payment awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different inputs and assumptions, our stock-based compensation expense could be materially different for future awards.

In valuing our common and preferred stock, our board of directors determined the equity value of our business by taking a combination of the income and market approaches.

The income approach estimates the fair value of a company based on the present value of its future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in us achieving these estimated cash flows. For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those technology companies that we considered to be the most comparable to us in terms of product offerings, revenue, margins and growth. We then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value.

The enterprise values determined by the income and market approaches were then allocated to our common stock using the Option Pricing Method, or OPM.

The OPM treats common stock and preferred stock as call options on a company’s enterprise value, with exercise prices based on the liquidation preferences of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event such as a merger, sale or initial public offering. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to determine the price of the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

Given the absence of a public trading market for our capital stock, our board of directors exercised reasonable judgment and considered a number of subjective factors to determine the best estimate of the fair value of our common stock, including:

●	our business, financial condition and results of operations, including related industry trends affecting our operations;

●	the likelihood of achieving a liquidity event, such as an initial public offering or the sale of the Company, given prevailing market conditions;

●	the lack of marketability of our preferred and common stock;

●	the market performance of comparable publicly traded companies; and

●	U.S. and global economic and capital market conditions and outlook.

Once our common stock is expected to be quoted on the OTC Markets QB following the completion of this Offering, it will not be necessary to use estimates to determine the fair value of the common stock. In addition, as all of our preferred stock with be converted into common stock, we will no longer need to estimate the fair value of preferred stock.

Warrant Liability

Warrants to purchase shares of our convertible preferred stock are classified as warrant liability on the consolidated balance sheets and recorded at fair value. This warrant liability is subject to re-measurement at each balance sheet date (based upon an independent valuation) and we recognize any change in fair value in other income and expense within our consolidated statements of operations as a change in fair value of the warrant liability. We will continue to adjust the carrying value of the warrants for changes in the estimated fair value until such time as these instruments are exercised, expire, reclassified to equity or otherwise settled. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders’ deficit.

The significant inputs which we use to estimate our warrant liability include the expected volatility and the estimated fair value of the underlying shares of preferred stock. Because we do not have sufficient history to estimate the expected volatility of our stock price, expected volatility is based on the average volatility of peer public entities that are similar in size and industry. We use the term of the warrants as the expected term. The risk-free rate is based on the U.S. Treasury yield curve equal to the expected term of the warrant as of the measurement date.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We have elected to early adopt certain new accounting standards, as described in Note 2 of our consolidated financial statements. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited financial statements appearing elsewhere in this Report.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the U.S. and in Bangladesh, plus Vendors in India and Sri Lanka, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest Rate Risk

Our cash and restricted cash consist of cash on deposit. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have foreign currency risks related to some of our expenses denominated in Indian Rupees and the Bangladesh Taka, which are subject to fluctuations due to changes in foreign currency exchange rates, compared to all of our revenue which is denominated in U.S. dollars. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations. We have not engaged in foreign currency hedging transactions to minimize those fluctuations. To date, foreign currency transaction gains and losses have not been material to our financial statements.

Management

The following table provides information regarding our executive officers and directors as of November 30, 2020:

Name	Age	Positions
Executive Officers
Emmanuel Krakaris (2)(3)	62	President, Chief Executive Officer, Secretary and Director
Ian Shakil	36	Chief Strategy Officer and Director
Sandra Breber	63	Chief Operating Officer
Saurav Chatterjee	49	Chief Technology Officer
Jonathan Hawkins	51	Chief Revenue Officer
Paul Ginocchio	51	Chief Financial Officer

Non-Employee Directors:
Jennifer Carter (1)(2)	45	Director
Jason Krikorian (3)	49	Director
Joseph Marks, Ph.D.	59	Director
Gerard van Hamel Platerink (1)(3)	51	Director and Chairman of the Board

(1)	Member of the nominating and governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

Executive Officers

Emmanuel Krakaris has served as our President, Chief Executive Officer, Secretary and as a member of our board of directors since October 2018. Before Mr. Krakaris was appointed as our President, Chief Executive Officer and Secretary, Mr. Krakaris served as an advisor to the board of directors from April 2018 to May 2018 and as our Chief Operating Officer from June 2018 to September 2018. Prior to joining us, Mr. Krakaris served as the Chief Executive Officer of Streetline, Inc. from August 2014 to February 2018 and as Chief Financial Officer and Chief Operating Officer from 2011 to August 2014. Mr. Krakaris also served as Chief Financial Officer of Command Audio Corporation from 1996 to 2011. Mr. Krakaris received a Bachelor of Commerce in Marketing and International Business from McGill University, and a M.B.A. from the University of California, Berkeley, Haas School of Business. We believe that Mr. Krakaris is qualified to serve on our board of directors due to his extensive business experience as an executive officer and experience across a broad range of industries.

Ian Shakil is our founder and has been a member of our board of directors since April 2013. He previously served as Chairman of our board of directors from August 2018 to September 2020 and has served as our Chief Strategy Officer since October 2018. Prior to that, Mr. Shakil served as our Chief Executive Officer from April 2013 to October 2018. Mr. Shakil has also served as Advisor to Edwards Lifesciences Corporation since May 2019, and as Advisor to Maya.com.bd since January 2018. Mr. Shakil has a B.S.E. in Biomedical Engineering from Duke University, and an M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Shakil is qualified to serve on our board of directors because he is our founder and former Chief Executive Officer and his business and technical experience in the healthcare industry.

Sandra Breber has served as our Chief Operating Officer since March 2019, and prior to that served as an advisor to the Company from November 2018 to March 2019. Prior to joining us, Ms. Breber served as advisor to Snipp Interactive, Inc. from November 2018 to March 2019. Ms. Breber also served as President and Co-founder of Ziploop, Inc., from April 2013 to November 2018. Earlier in her career, Ms. Breber served as a Partner at Arthur Andersen L.L.P. Ms. Breber holds a Bachelor of Commerce in Accounting and Finance from McGill University.

Saurav Chatterjee has served as our Chief Technology Officer since November 2020. Prior to joining us, Mr. Chatterjee served as the Vice President of Engineering at Lumiata, Inc., from November 2019 to November 2020. Mr. Chatterjee also served as the Senior Director and Head Conversational AI at Asurion, Inc., from May 2014 to October 2019. Mr. Chatterjee holds a B.A in Electrical Engineering and Computer Science from the University of California, Berkeley, and a PhD in Computer Engineering from Carnegie Mellon University.

Jonathan Hawkins has served as our Chief Revenue Officer since April 2019. Prior to joining us, Mr. Hawkins was Senior Vice President of Business Development, Sales and Marketing for Spry Health, Inc., a healthcare data analytics provider that identifies early signs of clinical deterioration in chronically-ill patients, from October 2017 to April 2019. Mr. Hawkins was also a Founding Investor and Advisor to The Batchery, a startup incubator and accelerator. Prior to that, Mr. Hawkins was Vice President of Business Development and Sales for MedeAnalytics, Inc., from May 2016 to October 2017. From November 2015 to March 2016, Mr. Hawkins served as a consultant to Cal INDEX, a non-profit health information exchange. Mr. Hawkins holds a B.A. in International Relations from Stanford University, and an M.B.A. from Harvard Business School.

Paul Ginocchio has served as our Chief Financial Officer since July 2020. Prior to joining us, from December 2019 to June 2020, Mr. Ginocchio served as an independent strategic advisor to multiple technology companies. Mr. Ginocchio previously served as Chief Financial Officer of Brightfield Strategies LLC., a workplace data and analytics company, from January 2017 to September 2019. Prior to that, Mr. Ginocchio served as an industry consultant and interim Chief Financial Officer from September 2016 to December 2016 for various companies. From November 1998 to May 2016, Mr. Ginocchio was Lead Analyst, then Managing Director of Information & Business Services Equity Research at Deutsche Bank AG. Mr. Ginocchio holds B.A. in Economics & Business Management from North Carolina State University, and a M.B.A. in Finance from Indiana University Kelley School of Business.

Non-Employee Directors

Jennifer Carter has served as a member of our board of directors since June 2020. Since April 2015, Ms. Carter has served in various roles at McKesson Ventures, including as Vice President of Portfolio Development and Marketing from April 2015 to September 2019, and as Vice President of Venture Operations from September 2019 to June 2020, then Vice President of Portfolio Development from June 2020 to present. Ms. Carter holds a B.A. in Economics from Boston College Caroll School of Management. We believe that Ms. Carter is qualified to serve on our board of directors due to her experience in healthcare operations and venture capital.

Jason Krikorian has served as a member of our board of directors since May 2017. He is also currently General Partner at DCM, where he has served since July 2010. Prior to joining DCM, Mr. Krikorian co-founded Sling Media, Inc., a digital media and device company. Mr. Krikorian holds a B.A. in Psychology from the University of California, Berkeley, a J.D. from the University of Virginia School of Law, and a M.B.A. from the University of Virginia Darden School of Business. We believe that Mr. Krikorian is qualified to serve on our board of directors due to his expertise as an entrepreneur and venture capital investor in technology companies.

Joseph Marks, Ph.D. has served as a member of our board of directors since January 2020. He is also currently Chief Technology Officer for Weta Digital Ltd., a digital visual effects company, where he has served since September 2020. Dr. Marks is also Executive Director of the Center for Machine Learning and Health at Carnegie Mellon University, where he has served since May 2016. Dr. Marks co-founded Caboodle Technologies, Inc. in April 2018. Prior to that, Dr. Marks was Co-Founder of Upfront Analytics, LTD, based in Dublin, Ireland. Earlier in his career, Dr. Marks served as Research Scientist, then Research Director at Mitsubishi Electric Research Labs from 1993 to 2006. Dr. Marks holds an A.B. in Applied Mathematics, as well as a Master of Science and Ph.D. in Computer Science, all from Harvard University. We believe that Dr. Marks is qualified to serve on our board of directors due to his experience as an entrepreneur and technology researcher.

Gerard van Hamel Platerink has served as Chairman of our board of directors since September 2020 and has served as a member of our board of directors since April 2016. Mr. van Hamel Platerink currently serves as a Managing Director of Redmile Group, LLC (“Redmile”), a healthcare focused investment firm with offices in San Francisco, New York and Paris, which he joined in May 2012. Prior to joining Redmile, Mr. van Hamel Platerink was a Managing Director with Accuitive Medical Ventures, a healthcare venture capital firm from 2003 to 2012. Mr. van Hamel Platerink holds a B.S. in Physics from the University of St. Andrews, and an M.B.A. from University of Cambridge. We believe that Mr. van Hamel Platerink is qualified to serve on our board of directors due to his expertise as a venture capital investor, and knowledge regarding the healthcare industry.

Corporate Governance

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.

Board Composition

Our board of directors currently consists of six members. Emmanuel Krakaris, Ian Shakil, Jennifer Carter, Jason Krikorian, Joseph Marks, Ph.D. and Gerald van Hamel Platerink have been designated to serve as members of our board of directors.

Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Classified Board of Directors

Our board of directors will consist of six members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

●	the Class I directors will be Joseph Marks, Ph.D. and Ian Shakil, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this Merger;

●	the Class II directors will be Jennifer Carter, and Emmanuel Krakaris, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this Merger; and

●	the Class III directors will be Jason Krikorian, and Gerard van Hamel Platerink, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this Merger.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws to be in effect upon the completion of this Merger will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system that has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under such rules, our board of directors has determined that all members of the board of directors except Emmanuel Krakaris and Ian Shakil are independent directors. Emmanuel Krakaris and Ian Shakil are not independent directors under these rules because they are executive officers of our Company. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. We expect that the composition and functioning of our board of directors and each of our committees will comply with applicable Nasdaq requirements and the rules and regulations of the SEC, as applicable. There are no family relationships among any of our directors and executive officers.

Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of listing. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating, governance, and corporate responsibility committees be independent. Under rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of the Offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Krikorian, Marks, van Hamel Platerink and Ms. Carter are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Mr. Krakaris and Ms. Carter. Ms. Carter is the chair of our audit committee. Each member of our audit committee is financially literate. Our board of directors has determined that no member of our audit committee is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. Our audit committee’s principal functions are to assist our board of directors in its oversight of:

●	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

●	ensuring the independence of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

●	considering the adequacy of our internal controls and internal audit function;

●	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

●	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Our Audit Committee does not currently satisfy the listing standards of Nasdaq, and therefore we are ineligible to be listed on the exchange until we satisfy these requirements.

Compensation Committee

Our compensation committee is composed of Messrs. Krakaris, Krikorian and van Hamel Platerink. Mr. Krikorian is the chair of our compensation committee. Our compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

●	reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;

●	reviewing and recommending to our board of directors the compensation of our directors;

●	administering our stock and equity incentive plans;

●	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

●	establishing our overall compensation philosophy.

Our Compensation Committee does not currently satisfy the listing standards of Nasdaq, and therefore we are ineligible to be listed on the exchange until we satisfy these requirements.

Nominating and Governance Committee

Our nominating and governance committee is composed of Ms. Carter and Mr. van Hamel Platerink. Mr. van Hamel Platerink is the chair of our nominating and governance committee. The members of our nominating and governance committee meet the independence requirements under Nasdaq and SEC rules. Our nominating and governance committee’s principal functions include:

●	identifying and recommending candidates for membership on our board of directors;

●	recommending directors to serve on board committees;

●	reviewing and recommending to our board of directors any changes to our corporate governance principles;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	overseeing the process of evaluating the performance of our board of directors; and

●	advising our board of directors on corporate governance matters.

Our Nominating and Governance Committee does not currently satisfy the listing standards of Nasdaq, and therefore we are ineligible to be listed on the exchange until we satisfy these requirements.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during fiscal 2019.

Non-Employee Director Compensation

In fiscal 2019, no cash or equity compensation was paid to the non-employee members of our board of directors. All compensation paid to Messrs. Krakaris and Shakil, our employee directors, is set forth below in the section titled “Executive Compensation—2019 Summary Compensation Table.” During fiscal 2019, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. Before this Merger, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors.

EXECUTIVE COMPENSATION

Augmedix became our wholly-owned subsidiary upon the closing of the Merger on October 5, 2020, and its senior management became our senior management. The following summarizes the compensation earned by the executive officers of Augmedix OpCo named in “—Summary Compensation Table” below (referred to herein as our “named executive officers”) for the fiscal year ended December 31, 2019.

The following tables and accompanying narrative set forth information about the fiscal 2019 compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2019. These executive officers were Emmanuel Krakaris, our Chief Executive Officer, Sandra Breber, our Chief Operating Officer, and Matteo Marchetta, our former Chief Financial Officer, and we refer to them in this section as our “named executive officers.”

2019 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for fiscal 2019.

Name and Principal Position	Salary ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Emmanuel Krakaris, Chief Executive Officer	$350,000		—	$157,500	$3,000	(3)	$511,087
Sandra Breber, Chief Operating Officer	$211,538	(4)	$42,158	$67,703	$36,578	(5)	$359,571
Matteo Marchetta, Former Chief Financial Officer(6)	$315,000		—	$28,583	—		$346,383

(1)	Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during fiscal 2019 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 8 of the notes to our consolidated financial statements included as Exhibit 99.2 hereto. Such grant-date fair market value does not take into account any forfeitures related to service-based vesting conditions that may occur. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers from the stock options.

(2)	The amounts represent annual cash bonuses earned by Messrs. Krakaris and Marchetta and Ms. Breber based on the achievement of Company and individual performance objectives.

(3)	This amount reported represents Mr. Krakaris’s vehicle parking allowance.

(4)	Ms. Breber commenced employment in March 2019 at an initial base salary of $275,000.

(5)	This amount represents compensation paid pursuant to a consulting agreement between the Company and Ms. Breber prior to her employment as Chief Operating Officer.

(6)	Mr. Marchetta’s employment with the Company ended July 14, 2020.

Equity Compensation

From time to time, we grant equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. As of December 31, 2019, each of our named executive officers held options to purchase shares of our common stock that were granted under the Augmedix Plan, as set forth in the table below titled “Outstanding Equity Awards at 2019 Fiscal Year-End.”

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding stock options as of December 31, 2019.

			Option Awards
			Number of Securities Underlying Unexercised Options
Name	Grant Date		Exercisable (#)	Unexercisable (#)	Exercise Price ($)	Expiration Date
Emmanuel Krakaris	12/6/2018	(1)	823,343	1,152,681	$0.36	12/5/2018
Sandra Breber	04/18/2019	(2)	—	275,000	$0.36	04/17/2029
Matteo Marchetta	12/6/2018	(3)	181,955	167,399	$0.36	12/5/2028
	12/20/2018	(4)	20,476	14,626	$0.36	09/20/2027
	12/20/2018	(5)	3,806	6,942	$0.36	07/12/2028

(1)	This stock option will become vested and exercisable with respect to twenty-five percent (25%) of the shares on the one (1) year anniversary of the April 1, 2018 vesting commencement date; and thereafter, this stock option will become vested and exercisable with respect to an additional 1/48th of the shares on each month of continuous service following the first one (1) year anniversary of the vesting commencement date. This award is subject to double trigger vesting acceleration under certain circumstances described below in the section titled “Potential Payments upon Termination or Change in Control.”

(2)	This stock option will become vested and exercisable with respect to twenty-five percent (25%) of the shares on the one (1) year anniversary of the March 25, 2019 vesting commencement date; and thereafter, this stock option will become vested and exercisable with respect to an additional 1/48th of the shares on each month of continuous service following the first one (1) year anniversary of the vesting commencement date.

(3)	Prior to Mr. Marchetta’s termination of employment with the Company, this stock option became vested and exercisable with respect to twenty-five percent (25%) of the shares on the one (1) year anniversary of the November 18, 2017 vesting commencement date; and thereafter, this stock option became vested and exercisable with respect to an additional 1/48th of the shares on each month of continuous service following the first one (1) year anniversary of the vesting commencement date.

(4)	Prior to Mr. Marchetta’s termination of employment with the Company, this stock option became vested and exercisable with respect to twenty-five percent (25%) of the shares on the one (1) year anniversary of the August 25, 2017 vesting commencement date; and thereafter, this stock option will become vested and exercisable with respect to an additional 1/48th of the shares on each month of continuous service following the first one (1) year anniversary of the vesting commencement date.

(5)	Prior to Mr. Marchetta’s termination of employment with the Company, this stock option vested at a rate of 1/48th of the shares of our common stock underlying the stock option each month following the July 12, 2018 vesting commencement date.

Offer Letters

We have entered into offer letters with each of our named executive officers. In addition, each of our named executive officers has executed our form of standard employee invention assignment and confidentiality agreement.

Emmanuel Krakaris

In October 2018, we entered into an offer letter with Mr. Krakaris, our Chief Executive Officer and a member of our board. This offer letter provides for an annual base salary of $350,000 initially, with an increase to $400,000 upon the completion of an equity financing with (i) gross proceeds to the Company of at least $15,000,000 (including the amount of any indebtedness converted into equity in connection with such financing) and (ii) in which any investor investing at least $3,000,000 in such financing is not a prior investor in the equity and/or debt of the Company. It is anticipated that the transactions contemplated by the Merger Agreement will not constitute such an equity financing within the meaning of Mr. Krakaris’s offer letter. Mr. Krakaris is also eligible to receive an annual bonus with a target of 50% to a maximum of 75% of his base salary, based upon achievement of performance goals established upon the mutual agreement of Mr. Krakaris and the board of directors. Mr. Krakaris is an at-will employee and does not have a fixed employment term. He is eligible to participate in employee benefit plans, including health insurance, that we offer to our employees.

Sandra Breber

In November 2018, we entered into a consulting agreement with Ms. Breber to provide management and operational consulting services to the Company for two full days per week with monthly payments of $12,000 per month prorated to the actual number of days Ms. Breber provided services to the Company in such month. In February 2019, the consulting agreement was amended to increase the number of days per week in which Ms. Breber provided services to the Company from two days to three days. Ms. Breber’s consulting agreement was terminated in connection with her appointment as Chief Operating Officer of the Company.

In March 2019, we entered into an offer letter with Ms. Breber, our Chief Operating Officer. This offer letter provides for an annual base salary of $275,000. Ms Breber is also eligible for a performance bonus based upon the achievement of Company and individual goals. Ms. Breber is an at-will employee and does not have a fixed employment term. She is eligible to participate in our employee benefit plans, including health insurance, that we offer to our employees.

Matteo Marchetta

In August 2017, we entered into an offer letter with Mr. Marchetta, our former Chief Financial Officer. Mr. Marchetta was an at-will employee and his employment was terminated as of July 14, 2020.

Potential Payments upon Termination or Change in Control

We have entered into offer letters with each of our executive officers, including our named executive officers, which provide for the following benefits upon certain terminations as provided below:

Emmanuel Krakaris

If Mr. Krakaris is terminated by us without cause (as such term is defined in his offer letter) or resigns for good reason (as such term is defined in his offer letter), he will be eligible to receive, in exchange for a customary release of claims, (i) a lump sum severance payment of three months base salary plus (ii) three months of salary continuation.

If Mr. Krakaris’s employment is terminated by us without cause or by the executive for good reason immediately prior to or within twelve months following a change in control (as defined in the Augmedix Plan), Mr. Krakaris will additionally receive, in exchange for a customary release of claims, 100% acceleration of any then-unvested equity awards, a two year post-termination exercise period in which to exercise any stock options (but not beyond the term of the options) and the ability to net exercise the stock options (with respect to the exercise price only).

Sandra Breber

If Ms. Breber is terminated for any reason, she is not entitled to any severance or equity acceleration.

Matteo Marchetta

In connection with the termination of Mr. Marchetta’s employment with the Company, he was paid severance in an amount equal to four months of his annual base salary, in exchange for a customary release of claims. Mr. Marchetta’s stock options, to the extent vested as of the date of his termination of employment with the Company, remained exercisable in accordance with their terms.

This summary is qualified in its entirety by reference to the actual text of Mr. Krakaris’s and Ms. Breber’s offer letters, which are filed as exhibits hereto.

Employee Benefit and Stock Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests will those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

Augmedix 2013 Equity Incentive Plan

In April 2013, Augmedix adopted the Augmedix Plan as most recently amended on September 3, 2019. The purposes of the Augmedix Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Share Reserve. As of the Effective Time, we had 4,466,136 shares of our common stock reserved for issuance pursuant to grants under our Augmedix Plan of which 0 shares remained available for grant. As of the Effective Time, options to purchase 0 shares had been exercised and options to purchase 4,213,153 shares remained outstanding, with a weighted-average exercise price of $0.77 per share and stock appreciation rights to purchase 0 shares (or cash equivalents) had been exercised and stock appreciation rights to purchase 252,983 shares (or cash equivalents) remained outstanding, with a weighted-average exercise price of $0.77 per share. No shares of restricted stock, no stock appreciation rights and no RSUs were granted under the Augmedix Plan after August 31, 2020.

Administration. The Augmedix Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the Augmedix Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret the Augmedix Plan as well as to prescribe, amend and rescind rules and regulations relating to the Augmedix Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the Augmedix Plan.

Eligibility. Pursuant to the Augmedix Plan, we may grant incentive stock options only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options, RSUs, stock appreciation rights and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.

Options. The Augmedix Plan provides for the grant of both (i) incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) non-statutory stock options to purchase shares of our common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any incentive stock option granted to an individual who owns more than 10% of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum permitted term of options granted under the Augmedix Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Stock Appreciation Rights. The Augmedix Plan provides for the grant of stock appreciation rights at a stated exercise price. A stock appreciation right provides for a payment, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a pre-determined exercise price, multiplied by the number of shares with respect to which the stock appreciation right is being exercised. The exercise price of each stock appreciation right must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator), and may either be net exercised, or settled is cash, shares, restricted shares or RSUs, as determined by the administrator. The administrator will determine the vesting schedule applicable to each stock appreciation right. The maximum permitted term of stock appreciation rights granted under the Augmedix Plan is ten years from the date of grant.

Restricted Stock and RSUs. In addition, the Augmedix Plan allows for the grant of restricted stock awards and RSUs, with terms as generally determined by the administrator (in accordance with the Augmedix Plan) and to be set forth in an award agreement. We have not granted any shares of restricted stock or any RSUs under the Augmedix Plan; provided that certain options granted under the Augmedix Plan may be early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right.

Limited Transferability. Unless otherwise determined by the administrator, awards under the Augmedix Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust in which the non-statutory stock options are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.

Change of Control. In the event that we are subject to an “acquisition” or “other combination” (as defined in the Augmedix Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the Augmedix Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities, or other consideration, or the cancellation of such awards for no consideration.

Adjustments. In the event that the number of outstanding shares of our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Augmedix Plan (i) the number of shares reserved for issuance under the Augmedix Plan, (ii) the exercise prices of and number of shares subject to outstanding options and stock appreciation rights, and (iii) the purchase prices of and/or number of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).

Exchange, repricing and buyout of awards. The administrator may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancelation of any or all outstanding awards. The administrator may also reprice, or reduce the exercise price, of options or stock appreciation rights or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the Augmedix Plan.

Amendment; Termination. Our board of directors may amend or terminate the Augmedix Plan at any time and may terminate any and all outstanding options, RSUs, or stock appreciation rights upon a dissolution or liquidation of us, provided that certain amendments will require shareholder approval or participant consent.

2020 Equity Incentive Plan

Pursuant to the Merger Agreement, we adopted and our stockholders approved the 2020 Plan which serves as the successor to our Augmedix Plan. Our 2020 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards, cash awards, and stock bonus awards. We initially reserved 0 shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the Augmedix Plan on the effective date of the 2020 Plan, for issuance pursuant to awards granted under our 2020 Plan. The number of shares reserved for issuance under our 2020 Plan will increase automatically on January 1 of each of 2021 through 2030 by the number of shares equal to the lesser of 5% of the total number of outstanding shares of our common stock as of the immediately preceding January 1, or a number as may be determined by our board of directors. In addition, the following shares of our common stock will be available for grant and issuance under our 2020 Plan:

●	shares subject to options or SARs granted under our 2020 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

●	shares subject to awards granted under our 2020 Plan that are subsequently forfeited or repurchased by us at the original issue price;

●	shares subject to awards granted under our 2020 Plan that otherwise terminate without shares being issued;

●	shares surrendered, canceled or exchanged for cash or the same type of award or a different award (or combination thereof);

●	shares subject to awards under the 2020 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;

●	shares issuable upon the exercise of options or subject to other awards under the Augmedix Plan that cease to be subject to such options or other awards by forfeiture or otherwise after the effective date of the 2020 Plan;

●	shares issued pursuant to outstanding awards under the Augmedix Plan that are forfeited or repurchased by us at the original issue price after the effective date of the 2020 Plan; and

●	shares subject to awards under the Augmedix Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

The following is a description of the material terms of the 2020 Plan. The summary below does not contain a complete description of all provisions of the 2020 Plan and is qualified in its entirety by reference to the 2020 Plan, a copy of which is included as Exhibit 10.2 hereto.

Administration. Our 2020 Plan is expected to be administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2020 Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2020 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the 2020 Plan or any award granted thereunder. The 2020 Plan provides that the board of directors or compensation committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility. Our 2020 Plan provides for the grant of awards to our employees, directors, and consultants. No non-employee director may receive awards under our 2020 Plan that, when combined with cash compensation received for service as a non-employee director, exceed $750,000 in value (measured as of the date of grant) in any fiscal year.

Options. The 2020 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2020 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 2,000,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2020 Plan.

Options may vest based on service or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2020 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards. An award of restricted stock is an offer by us to sell shares of our common stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation committee. Unless otherwise determined by the compensation committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any unvested shares of restricted stock. If any such dividends or distributions are paid in shares of common stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid.

Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a pre-determined exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Settlement of earned RSUs may be made as soon as practicable after the date determined at the time of grant or on a deferred basis in the discretion of the committee, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. Performance awards granted pursuant to the 2020 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our compensation committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.

Cash Awards. A cash award is an award that is denominated in, or payable to an eligible participant solely in, cash.

Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of our compensation committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by the compensation committee.

Change of Control. Our 2020 Plan provides that, in the event of a “corporate transaction” (as defined in the 2020 Plan), awards granted under the 2020 Plan may (i) be continued by the Company, if we are the successor entity; or (ii) assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices. The successor corporation may also issue, as replacement of our outstanding shares held by the participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event the successor corporation refuses to assume, substitute, or replace any award, then such award will become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporation transaction. Awards with performance-based vesting criteria that are not assumed will be deemed earned and vested based on the greater of actual performance (if determinable) or 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement.

Adjustment. In the event of a change in the outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, spin-off, or similar change in our capital structure, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under our 2020 Plan and the incentive stock option limit; (ii) the exercise prices of options and SARs; (iii) number and class of shares subject to outstanding awards; and (iv) any applicable maximum award limits pursuant to the 2020 Plan.

Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the board of directors or required by law to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2020 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and Termination; Exchange Program. Our board of directors may amend our 2020 Plan at any time, subject to stockholder approval as may be required. Our 2020 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2020 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws. Subject to the foregoing, the compensation committee may at any time increase or decrease the exercise price applicable to outstanding options or SARs or pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. All of our employees are eligible to participate in the plan on the first day of the month following their date of hire. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participant contributions are held in trust as required by law. We make matching contributions, equal to 25% of each employee’s pre-tax contributions up to 4% of each employee’s eligible earnings, which contributions will be subject to vesting conditions.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding arising out of any indemnitee’s service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since January 1, 2017, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers, or beneficial holders of more than 5% of Augmedix’s pre-Merger capital stock had or will have a direct or indirect material interest. Other than as described below, there have not been transactions to which we have been a party other than compensation arrangements, which are described under “Executive Compensation.” The following description is historical and has not been adjusted to give effect to the Merger.

2018 Convertible Debt Financing

In March 2018, Augmedix sold in a private placement an aggregate of $2.65 million of convertible promissory notes at an interest rate 6% per annum (each, a “2018 Note” and collectively, the “2018 Notes”) and a Simple Agreement for Future Equity (the “2018 SAFE” and together with the 2018 Notes the “2018 Convertible Securities”), which granted the holders of the 2018 Convertible Securities the right to convert those 2018 Convertible Securities into shares of Augmedix’s preferred stock at a discount upon the closing of a preferred stock financing with an aggregate gross purchase price paid to Augmedix of no less than $7 million.

Name of Stockholder	Principal Amount
Entities affiliated with Redmile Group, LLC(1)	$475,324
McKesson Ventures LLC(2)	$285,194
DCM VI, L.P. (3)	$658,613

(1)	Consists of notes and one 2018 SAFE purchased by Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd., Redmile Private Investments II, L.P., and Redmile Capital Offshore II Master Fund, Ltd., which together hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of notes purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a Partner and Vice President of Portfolio Development and designee of McKesson Ventures LLC.

(3)	Consists of notes purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a General Partner and designee of DCM.

2018 Series B Convertible Preferred Stock Financing

Between May 2018 and September 2018, Augmedix sold an aggregate of 4,821,014 shares of our 2018 Series B convertible preferred stock at a cash purchase price of approximately $1.6732 per share (before giving effect to a 10-for-1 reverse stock split in March 2019) for an aggregate purchase price of approximately $8.1 million. The holders of the 2018 Convertible Securities received an aggregate of 1,769,288 shares of Augmedix’s 2018 Series B convertible preferred stock at a conversion price per share of $1.5059 for the cancellation of approximately $2.7 million in indebtedness of 2018 Convertible Securities.

The following table summarizes the 2018 Series B convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of 2018 Series B Convertible Preferred Stock	Total Cash Purchase Price($)	Total Conversion Price ($)
Entities affiliated with Redmile Group, LLC(1)	1,656,276	$2,240,287	$477,902
McKesson Ventures LLC(2)	993,767	$1,344,175	$286,741
Entities affiliated with DCM(3)	1,540,245	$1,841,386	$662,185

(1)	Consists of shares purchased by Redmile Private Investments II, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Capital Fund, LP, and Redmile Capital Offshore Master Fund, Ltd., which together hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of shares purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a partner and vice president of portfolio development and designee of McKesson Ventures LLC.

(3)	Consists of shares purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a general partner and designee of DCM.

Series A Convertible Preferred Stock Financing

Between October 2018 and December 2018, Augmedix sold an aggregate of 63,761,732 shares of Augmedix’s Series A convertible preferred stock at a purchase price of approximately $0.20 per share (before giving effect to a 10-for-1 reverse stock split in March 2019) for an aggregate purchase price of approximately $12.8 million (the “Series A Financing”).

Kazi Shakil, the father of Ian Shakil, our Chief Strategy Officer and a member of the Board of Directors participated in the Series A Financing and purchased 180,000 shares of Series A convertible preferred stock for an aggregate purchase price of $36,000.

In connection with the Series A Financing, Augmedix entered into an Exchange Agreement with certain of its stockholders, including Redmile, McKesson Ventures LLC and DCM. In accordance with the terms of the Exchange Agreement, investors who purchased Series A Preferred Shares were able to exchange certain shares of their capital stock for Series A-1 preferred shares.

The following table summarizes the Series A convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series A Convertible Preferred Stock	Total Purchase Price($)
Entities affiliated with Redmile Group, LLC(1)	25,000,000	$5,000,000
McKesson Ventures LLC(2)	18,250,000	$3,650,000
Entities affiliated with DCM(3)	16,666,665	$3,333,333

(1)	Consists of shares purchased by Redmile Private Investments II, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd. and Redmile Strategic Master Fund, LP, which together hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of shares purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a partner and vice president of portfolio development and designee of McKesson Ventures LLC.

(3)	Consists of shares purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a general partner and designee of DCM.

2019 Convertible Debt Financing

In August 2019, Augmedix sold an aggregate of approximately $3.3 million of Convertible Promissory Notes at an interest 6% per annum (each, a “2019 Note” and collectively, the “2019 Notes”) and a Simple Agreement for Future Equity (each, a “2019 SAFE” and collectively, the “2019 SAFEs” and together with the Notes the “2019 Convertible Securities”), which granted the holders of the 2019 Convertible Securities the right to convert those 2019 Convertible Securities into shares of Augmedix’s preferred stock at a discount upon the closing of a financing with an aggregate gross purchase price paid to Augmedix of no less than $14.7 million.

Name of Stockholder	Principal Amount
Entities affiliated with Redmile Group, LLC(1)	$1,364,000
McKesson Ventures LLC(2)	$986,455
Entities affiliated with DCM(3)	$953,078

(1)	Consists of notes and one SAFE purchased by Redmile Private Investments II, L.P., and RAF, L.P., which together hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of notes purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a partner and vice president of portfolio development and designee of McKesson Ventures LLC.

(3)	Consists of notes purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a general partner and designee of DCM.

2019 Series B Convertible Preferred Stock and Warrant Financing

Between September 2019 and March 2020, Augmedix sold an aggregate of 16,067,648 shares of its 2019 Series B convertible preferred stock at a cash purchase price of approximately $1.2111 per share for an aggregate purchase price of approximately $15.8 million and a conversion price of approximately $1.08999 per share for the cancellation of approximately $3.3 million in indebtedness of 2019 Convertible Securities (the “Series B Financing”).

Kazi Shakil, the father of Ian Shakil, our Chief Strategy Officer and a member of the Board of Directors participated in the 2019 Series B Financing and purchased 20,622 shares of 2019 Series B convertible preferred stock for an aggregate purchase price of $24,975.31.

The following table summarizes the 2019 Series B convertible preferred stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of 2019 Series B Convertible Preferred Stock	Total Purchase Price($)
Entities affiliated with Redmile Group, LLC(1)	10,865,146	$13,006,501
McKesson Ventures LLC(2)	2,282,908	$2,654,702
Entities affiliated with DCM(3)	2,031,992	$2,354,543

(1)	Consists of shares purchased by Redmile Private Investments II, L.P. and RAF, L.P., which together hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of shares purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a partner and vice president of portfolio development and designee of McKesson Ventures LLC.

(3)	Consists of shares purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a general partner and designee of DCM.

Lease Agreement

Augmedix leases part of its Dhaka, Bangladesh facility from S.S. Properties, an entity which is owned by Kazi Shakil, the father of Ian Shakil, our Chief Strategy Officer and a member of the Board of Directors (“S.S. Properties”). On June 1, 2015, Augmedix entered into a lease agreement with S.S. Properties that expires on May 31, 2025 (the “First S.S. Lease”). On August 1, 2017, Augmedix entered into a second lease agreement with S.S. Properties, that expires on December 31, 2027 (the “Second S.S. Lease”). On August 1, 2017, Augmedix entered into a third lease agreement with S.S. Properties, that expires on November 30, 2027 (the “Third S.S. Lease”). On August 1, 2017, Augmedix entered into a fourth lease agreement with S.S. Properties, that expires on July 30, 2027 (the “Fourth S.S. Lease”). On July 1, 2018, Augmedix entered into a fifth lease agreement with S.S. Properties, that expires on June 30, 2028 (the “Fifth S.S. Lease”). On January 1, 2019, Augmedix entered into a sixth lease agreement with S.S. Properties, that expires on December 31, 2028 (the “Sixth S.S. Lease” and collectively with the First S.S. Lease, Second S.S. Lease, Third S.S. Lease, Fourth S.S. Lease and Fifth S.S. Lease, the “S.S. Leases”). Rent expense under the S.S. Leases approximated $129,181, $223,234 and $287,638 for the fiscal years ended December 31, 2017, 2018 and 2019, respectively.

Participation in the Private Placement Offering

Between October 5, 2020 and November 13, 2020, we sold an aggregate 9,138,853 shares of common stock issued in the Offering for aggregate gross consideration of approximately $27.4 million (before deducting placement agent fees and total expenses of approximately $2.2 million) to 35 accredited investors.

Kazi Shakil, the father of Ian Shakil, our Chief Strategy Officer and a member of the Board of Directors participated in the Offering and purchased 3,333 shares of our common stock for an aggregate purchase price of $9,999.

The following table summarizes the Company Common Stock purchased by affiliates of members of our board of directors and holders of more than 5% of our outstanding Common Stock sold in the Offering:

Name of Stockholder	Shares of Common Stock purchased in Private Placement Offering	Total Purchase Price($)
Entities affiliated with Redmile Group, LLC(1)	5,000,000	$15,000,000
McKesson Ventures LLC(2)	666,666	$1,999,998
Entities affiliated with DCM(3)	666,667	$2,000,001

(1)	Consists of shares purchased by RedCo I, L.P. which hold more than 5% of our outstanding capital stock. Gerard van Hamel Platerink, chairman of our board of directors, is a Managing Director and designee of Redmile.

(2)	Consists of shares purchased by McKesson Ventures LLC, which holds more than 5% of our outstanding capital stock. Jennifer Carter, a member of our board of directors, is a partner and vice president of portfolio development and designee of McKesson Ventures LLC.

(3)	Consists of shares purchased by DCM VI, L.P., which holds more than 5% of our outstanding capital stock. Jason Krikorian, a member of our board of directors, is a general partner and designee of DCM.

Indemnification Agreements

We will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers.

Policies and Procedures for Related Party Transactions

Our written related party transactions policy and the charters of our audit committee and nominating and governance committee require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee. However, if the related party is, or is associated with, a member of the audit committee, the transaction must be reviewed and approved by our nominating and governance committee.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus forms a part to permit holders of the shares of common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholders.

DIVIDEND POLICY

We currently intend to retain future earnings, if any, to maintain and expand our operations. We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors in light of conditions then-existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

DETERMINATION OF OFFERING PRICE

The selling stockholders may only sell their shares of common stock pursuant to this prospectus at a fixed price of $3.00 per share until such time as our common stock is quoted on the OTCQB or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The fixed price of $3.00 at which the selling stockholders may sell their shares pursuant to this prospectus was determined based upon the purchase price per share of common stock in the initial closing of the Offering.

We have included a fixed price at which selling stockholders may sell their shares pursuant to this prospectus prior to the time there is a public market for our stock in order to comply with the rules of the SEC that require that, if there is no market for the shares being registered, this registration statement must include a price at which the shares may be sold. Except to the extent that we are involved in an underwritten secondary offering of common stock, if any, by the selling stockholders, all shares being offered pursuant to this prospectus will be sold by the selling stockholders without our involvement.

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock is not listed on a national securities exchange, an over-the-counter market or any other exchange. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. In connection with this offering, we intend to arrange for a registered broker-dealer to apply to have the common stock quoted on the OTCQB or another over-the-counter system; however, we cannot assure you that the common stock will become eligible for trading on the OTCQB or any other over-the-counter system.

As of November 15, 2020, we have 26,798,139 shares of common stock outstanding held by 100 stockholders of record.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 15, 2020, immediately following the closing of the Merger and the Offering, by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

The percentage of shares beneficially owned is computed on the basis of 26,798,139 shares of common stock outstanding as of November 15, 2020, after giving effect to the Merger and the Offering. Shares of common stock that a person has the right to acquire within 60 days of November 15, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Augmedix, Inc., 1161 Mission Street Suite LL, San Francisco, CA 94103.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders
Entities affiliated with DCM VI, L.P. (1)	4,020,915	14.86%
McKesson Ventures LLC (2)	4,238,999	15.64%
Entities affiliated with Redmile Group, LLC (3)	14,246,125	50.36%
Directors and Named Executive Officers
Jennifer Carter (2)	—	—
Emmanuel Krakaris (4)	918,962	3.32%
Jason Krikorian (1)	—	—
Joseph Marks, Ph.D.	—	—
Gerard van Hamel Platerink (3)	—	—
Ian Shakil (5)	684,629	2.51%
Sandra Breber (6)	128,888	*
Matteo Marchetta (7)	—	—
All expected directors and executive officers as a group (11 persons) (8)	1,809,075	6.37%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 3,731,418 shares of common stock held by DCM VI, L.P., (ii) 269,490 shares underlying warrants to purchase common stock held by DCM VI, L.P. and (ii) 20,007 shares of common stock held by A-Fund, L.P. Jason Krikorian, a member of our board of directors, is a general partner at DCM, which is an affiliate of DCM VI, L.P. Mr. Krikorian disclaims beneficial ownership of all shares above except to the extent of his pecuniary interest therein. The address of the above entities and Mr. Krikorian is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Consists of (i) 3,935,106 shares of common stock held by McKesson Ventures LLC, or McKesson Ventures, and (ii) 303,893 shares underlying warrants to purchase common stock held by McKesson Ventures. Jennifer Carter, a member of our board of directors, is an executive vice president and chief strategy and business development officer at McKesson Ventures. Ms. Carter disclaims beneficial ownership of all shares above except to the extent of her pecuniary interest therein. The address of McKesson Ventures and Ms. Carter is One Post Street, San Francisco CA 94104.

(3)	Consists of: (i) 521,140 shares of preferred stock held by Redmile Capital Fund, LP, (ii) 687,397 shares of common stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 161,889 shares of common stock held by Redmile Capital Offshore Master Fund, Ltd., (iv) 4,593,258 shares of common stock and a warrant to purchase 917,414 shares of common stock held by Redmile Private Investments II, L.P., (v) 32,914 shares of common stock held by Redmile Strategic Master Fund, LP, (vi) 1,758,749 shares of preferred stock and a warrant to purchase 573,384 shares common stock held by RAF, L.P., and (vii) 5,000,000 shares of common stock held by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the seven private investment vehicles listed above (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the securities of the Company held by the Redmile Funds and may be deemed to be the beneficial owner of such securities. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of such securities. Redmile Group, LLC, Mr. Green and Gerard van Hamel Platerink each disclaim beneficial ownership of such securities, except to the extent of its or their pecuniary interest therein, if any. The address of the above entities and persons is One Letterman Dr., Suite D3-300, San Francisco, CA 94129.

(4)	Consists of 918,962 shares underlying options to purchase common stock that are exercisable within 60 days of November 15, 2020.

(5)	Consists of 216,660 shares of common stock and 467,969 shares underlying options to purchase common stock that are exercisable within 60 days of November 15, 2020.

(6)	Consists of 128,888 shares underlying options to purchase common stock that are exercisable within 60 days of November 15, 2020.

(7)	Mr. Marchetta resigned from his role as Chief Financial Officer of Augmedix in July 2020.

(8)	Consists of (i) 216,660 shares of our common stock and (ii) 1,592,415 shares underlying options to purchase common stock that are exercisable within 60 days of November 15, 2020.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 28,970,553 shares of common stock. The selling stockholders acquired our securities in connection with the Merger and the Offering, or were pre-Merger stockholders of our predecessor, Malo Holdings Corporation. The registration of the common stock of the selling stockholders through this prospectus constitutes a secondary offering and is not an offering by or on behalf of the Company. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

Except as disclosed in the footnotes below, none of the selling stockholders has been an officer or director of ours or any of our predecessors or affiliates within the past three years. Except as disclosed in the footnotes below, no selling stockholder had a material relationship with the company or any of its affiliates within the last three years.

The following table and the accompanying footnotes are based in part on information supplied to us by the selling stockholders. The table and footnotes assume that the selling stockholders will sell all of the shares listed. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long the selling stockholders will hold the shares before selling them.

The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the persons named below.

	Shares Owned Before the Offering	Shares Being Offered(1)(2)	Shares Owned After the Offering(%)(1)(2)
Name of Selling Stockholders
A-Fund, L.P. (3)	20,007	20,007	*
Alfred Chow	29	29	*
Al Pezone	9,478	9,478	*
Andrew Li	865	865	*
Barret DiPaolo	4,167	4,167	*
Barry Shemaria	17,000	17,000	*
Bernard Lee	11,301	11,301	*
Brian Eliot Peierls	50,000	50,000	*
B. Riley Financial, Inc.	41,333	41,333	*
Christopher Li	337	337	*
Chung-Hay Luk	203	203	*
Clay Lebhar	8,333	8,333	*
Clyde Smith McGregor & LeAnn Pedersen Pope Revocable Trust	250,000	250,000	*
David Landskowsky	61,818	61,818	*
DeLoach LS Investments LLC	16,666	16,666	*
DCM VI, L.P. (3)	4,000,908	4,000,908	*
E. Jeffrey Peierls	60,000	60,000	*
Emergence Capital Partners III, L.P	99,168	99,168	*
Eric Rubenstein	61,818	61,818	*
F&W Investments LP – Series 2013	10,845	10,845	*
F&W Investments LP – Series 2015	5,259	5,259	*
F&W Investments LP – Series 2018	8,052	8,052	*
F&W Investments LP - Series 2019	6,903	6,903	*
Gaingels Augmedix 2020 LLC	297,756	297,756	*
Gerald Gordinier	313	313	*
Great American Insurance Company	500,000	500,000	*
Great American Life Insurance Company	500,000	500,000	*
Great Oaks Venture Capital ACK LLC	71,256	71,256	*
Great Oaks Venture Capital LLC	17,294	17,294	*
Great Oaks Venture Fund LP	46,310	46,310	*
Hoppa Capital Ventures, LLC	1,179	1,179	*
Hudson Capital, LLC	925	925	*
Ian Shakil (4)	216,660	216,660	*
Ian Jacobs (5)	160,000	160,000	*
Jason Ruben	697	697	*
Jason Wong	6,542	6,542	*
John Henderson [Alison G. Henderson and John H. Henderson JT TEN]	8,333	8,333	*
John V. Wagner, Jr.	8,333	8,333	*
Jonathan Berk	7,139	7,139	*
Jonathan B. Berk Trust U/W Renate Berk	2,040	2,040	*
Kazi Shakil	43,996	43,996	*
Krista Shaw Wiese	58	58	*
LifeSci Venture Partners II, LP	666,667	666,667	*
Liberated, LLC	1,832	1,832	*
Lifeforce Ventures Augmedix, LLC	1,435	1,435	*
Lifeforce Ventures, LLC	1,192	1,192	*
Lyle Dennis	2,974	2,974	*
Maelle Olivola	273	273	*
Mark Tompkins (6)	1,990,000	1,990,000	*
Matthew Headington	33,333	33,333	*
McKesson Ventures, LLC (7)	4,238,999	4,238,999	*
Michael Esquivel	2,611	2,611	*
Mirza Gohlam Erfan	68,020	68,020	*
Nothlea Partenrs LLP	8,333	8,333	*
OrbiMed Private Investments VI, LP	88,363	88,363	*
RAF, L.P. (8)	2,332,133	2,332,133	*
RedCo I, L.P. (8)	5,000,000	5,000,000	*
Redmile Capital Fund, LP (8)	521,140	521,140	*

	Shares Owned Before the Offering	Shares Being Offered(1)(2)	Shares Owned After the Offering(%)(1)(2)
Redmile Capital Offshore II Master Fund, Ltd. (8)	687,397	687,397	*
Redmile Capital Offshore Master Fund, Ltd. (8)	161,889	161,889	*
Redmile Private Investments II, L.P. (8)	5,510,652	5,510,652	*
Redmile Strategic Master Fund, LP (8)	32,914	32,914	*
Sami Inkinen	1,026	1,026	*
Scott Banister	519	519	*
Sichenziua Ross Ference LLP	12,500	12,500	*
Stanford-StartX Fund, LLC	42,926	42,926	*
Stifel, Nicolaus & Company, Incorporated	41,333	41,333	*
Suresh Patel	9,000	9,000	*
The Peierls Bypass Trust	8,700	8,700	*
The Peirls Foundation Inc.	342,966	342,966	*
Todd Harrigan	2,299	2,299	*
TriHealth, Inc.	4,709	4,709	*
UD E.F. Peierls for Brian E. Peierls	19,000	19,000	*
UD E.F. Peierls for E. Jeffrey Peierls	19,000	19,000	*
UD E.S. Peierls for E.F. Peierls et al	13,000	13,000	*
UD Ethel F. Peierls Charitable Lead Trust	33,000	33,000	*
UD J.N. Peierls for Brian Eliot Peierls	24,000	24,000	*
UD J.N. Peierls for E. Jeffrey Peierls	24,000	24,000	*
UW E.S. Peierls for Brian E. Peierls	17,000	17,000	*
UW E.S. Peierls for E. Jeffrey Peierls	12,000	12,000	*
UW J.N. Peierls for Brian E. Peierls	22,000	22,000	*
UW J.N. Peierls for E. Jeffrey Peierls	22,000	22,000	*
Ujamaa Ventures LLC	51,674	51,674	*
Wanxiang America Corp.	231,090	231,090	*
William Febbo [William J Gebbo and Vanessa Caroline Febbo]	33,333	33,333	*

*	Less than 1%

(1)	Applicable percentage ownership is based on 26,798,139 shares of our common stock outstanding as of December 11, 2020.

(2)	Assumes the sale of all shares offered in this prospectus.

(3)	Jason Krikorian, a member of our board of directors, is a general partner at DCM, which is an affiliate of DCM VI, L.P. Mr. Krikorian disclaims beneficial ownership of all shares above except to the extent of his pecuniary interest therein. The address of the above entities and Mr. Krikorian is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)	Ian Shakil is a current director and the Chief Strategy Officer of the Company.

(5)	Ian Jacobs is a former director and officer of Malo Holdings Corporation, our predecessor.

(6)	Mark Tompkins is a former director of Malo Holdings Corporation, our predecessor.

(7)	Jennifer Carter, a member of our board of directors, is an executive vice president and chief strategy and business development officer at McKesson Ventures. Ms. Carter disclaims beneficial ownership of all shares above except to the extent of her pecuniary interest therein.

(8)	Redmile Group, LLC is the investment manager/adviser to each of the seven private investment vehicles listed above (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the securities of the Company held by the Redmile Funds and may be deemed to be the beneficial owner of such securities. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of such securities. Redmile Group, LLC, Mr. Green and Gerard van Hamel Platerink each disclaim beneficial ownership of such securities, except to the extent of its or their pecuniary interest therein, if any.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that are involved in selling the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder in the Offering has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to this registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep this registration statement of which this prospectus constitutes a part effective for three years from the date it is declared effective by the SEC or until the date on which all of the shares required to be registered by us have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement. See the section of this prospectus captioned “Shares Eligible for Future Sale—Registration Rights.”

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. Except as otherwise provided in the certificate of designation of any series of preferred stock we may issue, the number of authorized shares of common stock or preferred stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our capital stock.

As of the date of this prospectus, we had 26,798,139 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the term and provisions of our restated certificate of incorporation and our restated bylaws.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of redeemable convertible preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock are able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating redeemable convertible preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of redeemable convertible preferred stock.

Preferred Stock

Our board of directors are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of November 15, 2020, we had outstanding stock options to purchase an aggregate of 4,308,687 shares of our common stock, with a weighted-average exercise price of $0.76 per share under the Augmedix Plan.

Stock Appreciation Rights

As of November 15, 2020, we had outstanding stock appreciation rights to purchase an aggregate of 252,983 shares of our common stock, with a weighted-average exercise price of $0.77 per share under the Augmedix Plan.

Warrants

As of November 15, 2020, we had outstanding warrants to purchase an aggregate of 2,991,499 shares of our common stock, with a weighted-average exercise price of $2.91 per share.

Other Convertible Securities

As of the date hereof, other than the securities described above, we do not have any outstanding convertible securities.

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws following the Offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of

●	determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

●	Board Vacancies. Our restated bylaws and certificate of incorporation authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

●	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management” for additional information.

●	Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause.

●	Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation provides that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock are required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our outstanding common stock are required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

●	Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

●	Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

●	Choice of Forum. Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see the section titled “Directors, Executive Officers, Promoters and Control Persons—Limitation on Liability and Indemnification Matters”.

SHARES ELIGIBLE FOR FUTURE SALE

There has been a limited public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of options or warrants that we may issue, in the public market after the Merger, or the perception that those sales may occur, could cause the prevailing price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of the Merger due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

As of November 15, 2020, we had 26,798,139 shares of common stock outstanding, of which our directors and executive officers beneficially own an aggregate of 20,658,518 shares. Of those outstanding shares, no shares of common stock are freely tradable, without restriction, as of the date of this registration statement. No shares issued in connection with the Merger or the Offering can be publicly sold under Rule 144 under the Securities Act until 12 months from October 9, 2020, the filing date of our Form 8-K reflecting our status as a non-shell company.

Sale of Restricted Shares

Of the 26,763,653 shares of common stock outstanding following the completion of the Offering, all of such shares are “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Rule 144

Pursuant to Rule 144 promulgated under the Securities Act, sales of the securities of a former shell company, such as us, under that rule are not permitted (i) until at least 12 months have elapsed from October 9, 2020 the filing date of our Current Report on Form 8-K, reflecting our status as a non-shell company, and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Current Reports on Form 8-K. We intend to register such shares for sale under the Securities Act, but are currently a “voluntary filer” and are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. As a result, unless we register such shares for sale under the Securities Act, most of our stockholders will be forced to hold their shares of our common stock for at least that 12-month period before they are eligible to sell those shares, and even after that 12-month period, sales may not be made under Rule 144 unless we and the selling stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of U.S., that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed 1% of the total number of outstanding shares or, if our common stock is then listed or quoted for trading on a national securities exchange, then the greater of 1% of the total number of outstanding shares and the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to the sale. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement, in compliance with Rule 701 under the Securities Act, before the Effective Date of the merger (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the exchange act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements described above, if applicable).

Registration Rights

In connection with the Merger and the Offering, we have entered into the Registration Rights Agreement, pursuant to which we have agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, we will file, subject to customary exceptions, this Registration Statement, covering the Registrable Shares. We will use our commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering.

Subject to customary exceptions, if any Registration Event occurs, we will make payments to each holder of Registrable Shares as monetary penalties at a rate equal to 12% per annum of the total value of Registrable Shares held or purchased by such holder and affected during the period, based on the offering price of $3.00 per share; provided that the maximum amount of monetary penalties paid by us will not exceed 5% of such total value. No monetary penalties will accrue with respect to (1) any Registrable Shares removed from the Registration Statement in response to a Cutback Comment, (2) any Registrable Shares that may be resold without manner of sale restrictions, current information requirements, volume limitations or other limitations under Rule 144 or another exemption from registration under the Securities Act, (3) any Registrable Shares excluded from a Registration Statement because a holder fails to provide information concerning the holder and the manner of distribution of the holder’s Registrable Shares that is required by SEC rules to be disclosed, and (4) any circumstance in which the SEC does not declare the Registration Statement effective on or before 150 days after the final closing of the Offering, and the reason for the SEC’s determination is that (a) the offering of any of the Registrable Shares constitutes a primary offering of securities by the Company, (b) Rule 415 of the Securities Act may not be relied upon for the registration of the resale of any or all of the Registrable Shares, and/or (c) a holder of any Registrable Shares must be named as an underwriter and such holder does not consent to be so named in the Registration Statement. Notwithstanding the previous sentence, if the SEC does not declare the Registration Statement effective before the Registration Effectiveness Date, in certain circumstances we may still be liable for liquidated damages if we do not continue to use our commercially reasonable efforts at the first opportunity that is permitted by the SEC to register for resale all such Registrable Securities, using one or more registration statements that we are then entitled to use. Any cutback resulting from a Cutback Comment shall be allocated to the Registrable Shares pro rata based on the total number of such shares held by or issuable to each holder thereof.

We must use commercially reasonable efforts to keep the Registration Statement effective for three years from the date it is declared effective by the SEC or until the date on which all Registrable Shares have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

We will pay all expenses in connection with the registration obligations provided in the Registration Rights Agreement, including, without limitation, all registration, filing, and stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, the fees and disbursements of our counsel and of our independent accountants, and the reasonable fees and disbursements of a single counsel to the holders of the Registrable Securities, not to exceed $35,000. Each holder will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any other attorney or advisor such holder decides to employ.

All descriptions of the Registration Rights Agreement herein are qualified in their entirety by reference to the text thereof filed as Exhibit 10.8 hereto and incorporated herein by reference to the text thereof filed as an exhibit hereto.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that are outstanding or reserved for issuance under the Augmedix Plan and 2020 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of the Merger and the registration of our shares of common stock with the SEC pursuant to this Registration Statement on Form S-1. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations described above, if applicable.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California.

EXPERTS

The financial statements of Augmedix as of December 31, 2019 and 2018, appearing in this prospectus have been audited by Frank, Rimerman + Co. LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC this registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of this registration statement, does not contain all of the information in this registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to this registration statement and the exhibits filed as part of this document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to this registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet on the SEC’s website at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Augmedix, Inc., 1161 Mission St Suite LL, San Francisco, CA 94103, (888) 669-4885.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Augmedix, Inc. and Subsidiaries

Consolidated Financial Statements Index

Unaudited Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019

Augmedix, Inc. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

Augmedix, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Augmedix, Inc.

San Francisco, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Augmedix, Inc. and Subsidiaries (collectively the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and comprehensive loss and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Frank, Rimerman +Co. LLP

We have served as the Company’s auditor since 2018.

San Francisco, California

October 9, 2020

Augmedix, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2019	2018
Assets
Current assets:
Cash	$9,603,266	$9,914,454
Restricted cash	2,000,119	—
Accounts receivable, net of allowance for doubtful accounts of $9,882 and $12,822 at December 31, 2019 and 2018, respectively	2,290,803	2,167,265
Prepaid expenses and other current assets	458,509	451,695
Total current assets	14,352,697	12,533,414
Property and equipment, net	1,213,026	1,347,650
Deposits	173,294	122,500
Total assets	$15,739,017	$14,003,564

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Note payable, current portion	$2,893,667	$240,000
Subordinated note payable, current portion	—	251,130
Accounts payable	640,896	266,076
Accrued expenses and other current liabilities	2,766,248	2,298,545
Deferred revenue	5,510,460	4,865,499
Customer deposits	1,052,900	1,161,650
Total current liabilities	12,864,171	9,082,900
Note payable, net of current portion	—	3,433,667
Subordinated note payable, net of current portion	9,721,608	9,721,177
Deferred rent, net of current portion	20,877	230,887
Preferred stock warrant liability	4,391,372	328,559
Total liabilities	26,998,028	22,797,190
Commitments and contingencies (Note 9)
Convertible preferred stock (Note 7)	53,882,460	38,257,039
Stockholders’ deficit:
Common stock, $0.0001 par value; 65,189,974 shares authorized; 1,980,462 and 1,971,987 shares issued and outstanding at December 31, 2019 and 2018, respectively	198	197
Additional paid-in capital	3,173,987	2,773,356
Accumulated deficit	(68,274,256)	(49,775,915)
Accumulated other comprehensive loss	(41,400)	(48,303)
Total stockholders’ deficit	(65,141,471)	(47,050,665)
Total liabilities, convertible preferred stock and stockholders’ deficit	$15,739,017	$14,003,564

The accompanying notes are an integral part of these consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2019	2018

Revenues	$14,107,681	$10,815,253
Cost of revenues	9,428,454	10,029,336
Gross profit	4,679,227	785,917
Operating expenses:
General and administrative	10,861,392	13,153,849
Sales and marketing	3,583,285	3,593,745
Research and development	6,977,259	6,960,624
Total operating expenses	21,421,936	23,708,218
Loss from operations	(16,742,709)	(22,922,301)
Other income (expenses):
Interest expense	(2,812,361)	(2,083,195)
Interest income	6,268	4,594
Other income (expenses)	1,050,461	838,157
Total other income (expenses), net	(1,755,632)	(1,240,444)
Net loss	(18,498,341)	(24,162,745)
Other comprehensive income:
Foreign exchange translation adjustment	6,903	1,182
Total comprehensive loss	$(18,491,438)	$(24,161,563)
Net loss per share of common stock, basic and diluted	$(9.36)	$(20.32)
Weighted average shares of common stock outstanding, basic and diluted	1,975,911	1,189,374

The accompanying notes are an integral part of these consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit
Balance at January 1, 2018	1,414,308	$64,053,153	941,935	$94	$2,143,041	$(74,849,697)	$(49,485)	$(72,756,047)
Beneficial conversion feature related to convertible notes payable	—	295,997	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	659,020	10,762,639	—	—	—	—	—	—
Recapitalization of convertible preferred stock	10,679,013	(49,607,096)	1,028,762	102	370,467	49,236,527	—	49,607,096
Issuance of Series A convertible preferred stock, net of issuance costs	6,376,169	12,752,346	—	—	—	—	—	—
Exercise of common stock options	—	—	1,290	1	7,028	—	—	7,029
Stock-based compensation expense	—	—	—	—	252,820	—	—	252,820
Foreign currency translation adjustment	—	—	—	—	—		1,182	1,182
Net loss	—	—	—	—	—	(24,162,745)	—	(24,162,745)
Balance at December 31, 2018	19,128,510	38,257,039	1,971,987	197	2,773,356	(49,775,915)	(48,303)	(47,050,665)
Conversion of bridge loan to Series B convertible preferred stock	3,045,240	2,609,321	—	—	—	—	—	—
Beneficial conversion feature related to convertible notes payable	—	1,078,769	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	12,609,561	11,937,331	—	—	—	—	—	—
Repurchase of common stock	—	—	(824)	—	—	—	—	—
Exercise of common stock options	—	—	9,299	1	3,532	—	—	3,533
Stock-based compensation expense	—	—	—	—	397,099	—	—	397,099
Foreign currency translation adjustment	—	—	—	—	—	—	6,903	6,903
Net loss	—	—	—	—	—	(18,498,341)	—	(18,498,341)
Balance at December 31, 2019	34,783,311	$53,882,460	1,980,462	$198	$3,173,987	$(68,274,256)	$(41,400)	$(65,141,471)

The accompanying notes are an integral part of these consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(18,498,341)	$(24,162,745)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	949,006	1,587,939
Stock-based compensation	397,099	252,820
Non-cash interest expense	1,421,655	637,079
Change in fair value of preferred stock warrant liability	71,635	31,566
Allowance for doubtful accounts	(2,941)	(11,776)
Deferred rent	(217,756)	(188,225)
Changes in operating assets and liabilities:
Accounts receivable	(126,200)	(661,376)
Prepaid expenses and other current assets	(38,950)	156,764
Deposits	(40,882)	(5,813)
Accounts payable	373,747	(352,644)
Accrued expenses and other current liabilities	530,280	278,309
Deferred revenue	644,961	2,431,683
Customer deposits	(108,750)	111,650
Net cash used in operating activities	(14,645,437)	(19,894,769)
Cash flows from investing activities:
Purchase of property and equipment	(823,013)	(341,574)
Net cash used in investing activities	(823,013)	(341,574)
Cash flows from financing activities:
Repayment of notes payable	(1,357,837)	(1,326,333)
Proceeds from issuance of convertible preferred stock	15,271,440	20,818,868
Proceeds from issuance of convertible notes payable	3,303,535	2,650,000
Payment of financing costs	(52,893)	—
Proceeds from exercise of stock options	3,533	7,029
Net cash provided by financing activities	17,167,778	22,149,564
Effect of exchange rate changes on cash and restricted cash	(10,397)	1,182
Net increase in cash and restricted cash	1,688,931	1,914,403
Cash and restricted cash at beginning of year	9,914,454	8,000,051
Cash and restricted cash at end of year	$11,603,385	$9,914,454
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$1,367,929	$1,426,329
Supplemental schedule of non-cash investing and financing activities:
Issuance of convertible preferred stock in exchange for convertible notes payable and accrued interest	$3,319,283	$2,664,375
Conversion of convertible preferred stock to shares of common stock and Series A-1 convertible preferred stock	$—	$49,607,096
Beneficial conversion feature related to convertible notes payable	$1,078,769	$295,997

The accompanying notes are an integral part of these consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of business and liquidity

Nature of Business

Augmedix, Inc. (Augmedix) was incorporated in the state of Delaware in April 2013 and is headquartered in San Francisco, California. Augmedix has two wholly-owned subsidiaries, Augmedix Bangladesh Limited, established in February 2015, and Augmedix Solutions Private Limited, established in February 2019, which are entities formed in Bangladesh and India, respectively (collectively, the Company). The Company provides real time medical documentation services utilizing a smart glass and phone platform to enable bi-directional communication between clinicians and scribes.

Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring losses since its inception, including net losses of $18.5 million and $24.2 million for the years ended December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019, the Company had an accumulated deficit of $68.3 million. The Company has relied on debt and equity financing to fund operations to date and management expects losses and negative cash flows to continue, primarily as a result of continued research, development and marketing efforts. The Company believes its cash and restricted cash after taking into consideration the private placement offering that was completed on October 5, 2020 (Note 13) will provide sufficient resources to meet working capital needs through at least October 2021. Over the longer term, if the Company does not generate sufficient revenue from new and existing products, additional debt or equity financing may be required along with a reduction in expenditures. Additionally, there is no assurance if the Company requires additional future financing, that such financing will be available on terms, which are acceptable to the Company, or at all.

Risks and Uncertainties

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from similar products and larger companies, volatility of the industry, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic conditions.

2. Basis of presentation and summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying consolidated financial statements include the accounts of Augmedix, Inc. and its wholly-owned subsidiaries, Augmedix Bangladesh Limited and Augmedix Solutions Private Limited. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates and judgments involve the identification of performance obligations in revenue recognition and the valuation of the warrant liability and stock-based compensation, including the underlying fair value of the preferred and common stock. Actual results could differ from those estimates.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Reverse Stock Split

In March 2019, the Board of Directors approved an amendment of the Company’s Certificate of Incorporation approving a 10:1 reverse stock split on all authorized and outstanding shares of common stock and preferred stock. All references to common stock share, preferred stock share and per share amounts in these consolidated financial statements have been retroactively adjusted to reflect, where applicable, the reverse stock split, as indicated.

Foreign Currency Transactions, Translations and Foreign Operations

The functional currency of the Bangladesh and India subsidiaries are the Bangladeshi Taka and Indian Rupee, respectively. All assets and liabilities denominated in each entity’s functional currency are translated into the United States Dollar using the exchange rate in effect as of the balance sheet dates. Expenses are translated using the average exchange rate for the reporting period. The resulting translation gains and losses are recorded within the consolidated statements of operations and comprehensive loss and as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are recorded within other income (expense) in the accompanying consolidated statements of operations and comprehensive loss. Transaction gains and losses were not material for the years ended December 31, 2019 and 2018.

Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Concentrations of Credit Risk and Major Customers

Financial instruments at December 31, 2019 and 2018 that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable.

The Company’s cash is deposited with major financial institutions in the U.S., Bangladesh and India. At times, deposits in financial institutions located in the U.S. may be in excess of the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation (FDIC). Cash deposits at foreign financial institutions are not insured by government agencies of Bangladesh and India. To date, the Company has not experienced any losses on its cash deposits.

The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. Major customers are defined as those generating revenue in excess of 10% of the Company’s annual revenue. The Company had two major customers during the year ended December 31, 2019 and three major customers during the year ended December 31, 2018. Revenues from the major customers accounted for 26% and 17% of revenue for the year ended December 31, 2019, and 21%, 15% and 12% of revenue for the year ended December 31, 2018. Accounts receivable from these customers totaled $892,027 and $0 at December 31, 2019, and $470,550, $406,761 and $47,971 at December 31, 2018.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Restricted Cash

Restricted cash represents amounts held on deposit at a commercial bank used to secure the Company’s Note Payable. The following table provides a reconciliation of the components of cash and restricted cash reported in the Company's consolidated balance sheets to the total of the amount presented in the consolidated statements of cash flows:

	December 31,
	2019	2018
Cash	$9,603,266	$9,914,454
Restricted cash	2,000,119	—
Total cash and restricted cash presented in the consolidated statements of cash flows	$11,603,385	$9,914,454

Accounts receivable

Accounts receivable primarily relates to amounts due from customers, which are typically due within 30 to 60 days. The Company provides credit to its customers in the normal course of business and maintains allowances for potential credit losses.  The Company does not require collateral or other security for accounts receivable. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers’ financial condition.  Historically, such losses have been immaterial and within management's expectations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company depreciates computer hardware, software and equipment using the straight-line method over their estimated useful lives, ranging from one to three years. The Company depreciates furniture and fixtures using the straight-line method over their estimated useful lives, ranging from five to seven years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term. Repairs and maintenance are expensed as incurred by the Company.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, less costs to sell. The Company did not record any expense related to asset impairment in 2019 or 2018.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process common equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of additional paid-in capital generated as a result of such offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. At December 31, 2019 and 2018, deferred offering costs were not considered material to the consolidated financial statements.

Fair Value of Financial Instruments

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The three-level hierarchy for fair value measurements is defined as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Convertible Preferred Stock Warrants

Accounting standards require that freestanding warrants and similar instruments, due to settlement features of the financial instruments, should be accounted for as a preferred stock warrant liability even though the underlying shares of capital stock may be classified as equity. Such warrants are measured and recognized at fair value, and subject to re-measurement at each balance sheet date. At the end of each reporting period, changes in fair value during the period are recognized as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss until the warrants are exercised or expire.

Revenue Recognition

On January 1, 2018, the Company early adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (ASC 606) using the modified retrospective method and elected to apply the standard only to contracts that were not completed as of the date of adoption (i.e. January 1, 2018). Upon adoption of ASC 606 there was no adjustment necessary to opening accumulated deficit balance.

The following tables summarize the impact of adopting ASC 606 on the Company’s consolidated statement of operations for the year ended December 31, 2018 and consolidated balance sheet as of December 31, 2018, which is attributable to deferring upfront implementation fees.

	Year Ended December 31, 2018
	As Reported Under ASC 606	If Reported Under ASC 605	Effect of Change
Revenues	$10,815,253	$10,869,358	$(54,105)

	As of December 31, 2018
	As Reported Under ASC 606	If Reported Under ASC 605	Effect of Change
Deferred revenue	$4,865,499	$4,811,394	$54,105
Accumulated deficit	(49,775,915)	(49,721,810)	(54,105)

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

ASC 606 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process, of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company derives its revenue through a recurring subscription model. The Company enters into contracts or agreements with its customers with a general initial term of one year. Customers are invoiced in advance and must generally pay an upfront implementation fee. The upfront implementation fee is deferred and recognized over the initial term of the contract and customer prepayments are deferred and included in the accompanying consolidated balance sheets in deferred revenues. Revenues are recognized when the professional services are provided to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company’s revenues are earned from customers primarily located in the U.S. After the initial term, contracts are cancellable by the customer at their discretion with a 90 day notice.

The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Except for two U.S. state sales tax jurisdictions, applicable taxes, including local, sales, value added tax, etc., are the responsibility of the customer to self-assess and remit to proper tax authorities. Revenue is recognized net of any sales taxes.

The Company also generates revenue from data service projects, which includes discrete projects to complete certain tasks or provide other services to customers. These services represent separate performance obligations which are recognized as revenue as the services are performed.

Contract Balances and Accounts Receivable

Changes in the contract liability deferred revenue account were as follows for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
	2019	2018
Balance, beginning of year	$4,865,499	$2,433,816
Deferral of revenue	14,752,642	13,246,936
Recognition of unearned revenue	(14,107,681)	(10,815,253)
Balance, end of year	$5,510,460	$4,865,499

Accounts receivable from customers was $2,290,803 and $2,167,265 as of December 31, 2019 and 2018, respectively.

Deferred revenue consists of billings or payments received in advance of revenue recognized for the Company’s services, as described above, and is recognized as revenue as earned. As of December 31, 2019, the Company expects to recognize $5,510,460 from remaining performance obligations over the next 12 months.

Customer Deposits

Customer deposits consists of deposits received by the Company, as required on certain contracts and agreements, which are refundable at the termination of the contract.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Cost of Revenue

The Company’s cost of revenue consists primarily of salaries and related expenses, overhead, contract labor and third party services from remote documentation specialist vendors, depreciation expense related to the glass equipment and information technology costs incurred directly in the Company’s revenue-generating activities.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock options awarded to employees and nonemployees based on the estimated fair market value of the award on the grant date. The Company uses the Black-Scholes option pricing model to value its stock option awards. The Company recognizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company accounts for forfeitures of stock options as they occur. Stock-based awards issued to nonemployees were revalued at each reporting period until the award vests.

On January 1, 2019, the Company early adopted ASU 2018-7, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. As a result of the adoption, stock-based awards issued to nonemployees are no longer required to be revalued at each reporting period. The adoption of ASU No. 2018-7 did not have a material effect on the consolidated financial statements.

Estimating the fair market value of options requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company’s Black-Scholes option-pricing model represent management’s best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of personnel-related expenses, licensing costs and other direct expenses.

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company were not material for the years ended December 31, 2019 or 2018.

Comprehensive Loss

The Company reports comprehensive loss, which includes the Company’s net loss as well as changes in equity from non-stockholder sources, as a separate component of stockholders’ deficit. In the Company’s case, the change in equity included in comprehensive loss is the cumulative foreign currency translation adjustments.

Income Taxes

Income taxes are accounted for under the asset and liability method as required by FASB ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period corresponding to the enactment date. Under ASC 740, a valuation allowance is required when it is more likely than not all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

FASB ASC Subtopic 740 10, Accounting for Uncertainty of Income Taxes, (“ASC 740 10”) defines the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with GAAP. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not such tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the respective tax position. The tax benefits recognized in the financial statements from such a tax position should be measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. In accordance with the disclosure requirements of ASC 740 10, the Company’s policy on income statement classification of interest and penalties related to income tax obligations is to include such items as part of total income tax expense.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of common stock outstanding during each period. Diluted net loss per common stock includes the effect, if any, from the potential exercise or conversion of securities, such as options and warrants which would result in the issuance of incremental common stock. In computing basic and diluted net loss per share, the weighted average number of shares is the same for both calculations due to the fact that a net loss existed for the years ended December 31, 2019 and 2018.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	December 31,
	2019	2018
Convertible preferred stock	34,783,311	19,128,510
Convertible preferred stock warrants	6,440,326	239,300
Common stock warrants	13,273	3,273
Stock options	6,533,394	5,802,523
	47,770,304	25,173,606

Recent Accounting Pronouncements

In February 2016, the FASB issued ASC Topic 842, Leases. This standard requires all entities that lease assets with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. In June 2020, the FASB issued ASU 2020-05, which amended the effective date of Topic 842 until January 1, 2022. Upon adoption, the standard requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect Topic 842 will have on its financial statements and related disclosures. Management expects the assets leased under operating leases, similar to the leases disclosed in Note 9 to the consolidated financial statements, will be capitalized together with the related lease obligations on the consolidated balance sheet upon the adoption of Topic 842.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 addresses eight specific cash flow issues with the objective of reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of this guidance will not have a material impact to the consolidated statement of cash flows.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, which changes the fair value measurement disclosure requirements of ASC 820. The goal of the ASU is to improve the effectiveness of ASC 820’s disclosure requirements. The new standard is effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of this guidance will not have a material impact on the consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In August 2020, the FASB issued ASC Update No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The goal of the ASC is to simplify the complexity associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. More specifically, the amendments focus on the guidance for convertible instruments and derivative scope exception for contracts in an entity’s own equity. The new standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The impact of adoption on the consolidated statements is being evaluated.

3. Fair Value Measurements

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2019
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Warrant liability	$—	$—	$4,391,372

	December 31, 2018
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Warrant liability	$—	$—	$328,559

The fair value of the warrants was calculated using the Black-Scholes option pricing model and is revalued to fair value at the end of each reporting period until the earlier of the exercise or expiration of the warrants. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model using the following assumptions at December 31:

	2019	2018
Risk-free interest rate	1.9%	3.2%
Remaining contractual life of warrant	9.7	9.8
Expected volatility	50.9%	58.0%
Annual dividend yield	0%	0%
Fair value of Series B convertible preferred stock	$1.14	$—
Fair value of Series A-1 convertible preferred stock	$—	$2.00

The Company’s preferred stock warrant liability is classified within Level 3 of the fair value hierarchy at December 31, 2019 and 2018. The changes in value of the preferred stock warrant liability are summarized below:

Balance, January 1, 2018	$296,993
Change in fair value recorded as other expense	31,566
Balance, December 31, 2018	328,559
Issuance of warrants in connection with Series B financing	3,991,178
Change in fair value recorded as other expense	71,635
Balance, December 31, 2019	$4,391,372

There were no transfers made in or out of the Level 3 category during the years ended December 31, 2019 and 2018.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, accounts payable, and customer deposits approximate fair value due to their short-term nature. The carrying value of the Note Payable was determined to approximate fair value due to its variable interest rate that approximates prevailing interest rates as of each reporting period. The fair values and carrying values of the Subordinated Note Payable was $11,200,000 and $9,721,608, respectively, at December 31, 2019, and $11,000,000 and $9,972,307, respectively, at December 31, 2018. Fair value was determined using Level 3 inputs.

4. Property and Equipment

Property and equipment consists of the following:

	December 31,
	2019	2018
Computer hardware, software and equipment	$5,039,544	$4,390,325
Leasehold improvements	2,072,006	1,959,947
Furniture and fixtures	262,865	236,197
	7,374,416	6,586,069
Less: accumulated depreciation	(6,161,390)	(5,238,419)
	$1,213,026	$1,347,650

The Company recorded depreciation expense of $949,006 and $1,587,939 during the years ended December 31, 2019 and 2018, respectively.

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following:

	December 31,
	2019	2018
Accrued compensation	$1,196,723	$790,916
Accrued other	530,924	450,580
Accrued partner vendor liabilities	769,351	693,927
Deferred rent	210,010	217,756
Accrued professional fees	36,227	115,158
Accrued VAT and other taxes	23,013	30,208
	$2,766,248	$2,298,545

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6. Debt

Note Payable

In June 2015, the Company entered into a loan and security agreement (the Agreement) with a commercial bank. The Agreement allowed for borrowings of up to $3,500,000. Outstanding borrowings under the Agreement bear interest at the prime rate of interest plus 0.5% (5.25% and 6.00% at December 31, 2019 and 2018, respectively). The Agreement initially required monthly interest- only payments through December 2016, followed by 30 equal payments of principal and interest beginning January 2017 through its maturity in June 2019. However, the Agreement was amended multiple times, most recently in August 2019 to extend the interest-only period through December 2020, increase the available borrowings to $5,000,000, add a compensating balance provision whereby the Company must maintain at least $2,000,000 in an account with and under the control of the commercial bank, and extend the maturity to December 2020, at which point all outstanding principal and interest is due. As of December 31, 2019 and 2018, the outstanding balance due on the note payable is $2,893,667 and $3,673,667, respectively.

Outstanding borrowings under the Agreement are secured by substantially all assets of the Company, and the Company is required to maintain certain financial and non-financial covenants. The Company was in compliance with all covenants at December 31, 2019 and 2018.

In connection with the Agreement, in June 2015, the Company issued a warrant to purchase 555 shares of Series A-1 convertible preferred stock (Prior Series A-1) (First Comerica Warrant).

In connection with an amendment, in July 2017, the Company issued a warrant to purchase 156 shares of Series A-2 convertible preferred stock (Series A-2) (Second Comerica Warrant).

In October 2018, in connection with the issuance of Series A convertible preferred stock (Series A), the Company cancelled the First Comerica Warrant and the Second Comerica Warrant and issued in its place warrants to purchase 555 and 218 shares of common stock. The warrants have an exercise price of $40.500 per share and $44.679 per share, are immediately exercisable and expire in June 2025 and July 2027, respectively.

Subordinated Note Payable

In May 2017, the Company entered into a loan and security agreement (the Sub Agreement) with a lending institution for borrowings of up to $10,000,000. At December 31, 2019 and 2018, outstanding borrowings under the Sub Agreement bear interest at the rate of 12% per year.

Outstanding borrowings under the Sub Agreement are collateralized by substantially all assets of the Company and are subordinate to any outstanding borrowings under the Agreement. Borrowings under the Sub Agreement are subject to certain financial and non-financial covenants. The Company was in compliance with all covenants at December 31, 2019 and 2018.

In August 2019, the Company amended the Sub Agreement (the Amended Sub Agreement) to extend the interest-only period through December 2020 and the maturity date to April 2023. Following the interest-only period, the Amended Sub Agreement requires 27 equal payments of principal and interest through March 2023, and a final lump sum payment of outstanding principal and interest at maturity.

In connection with the Sub Agreement, the Company issued a warrant to purchase 8,022 shares of Series A-2. The warrant had an exercise price of $62.326 per share, was immediately exercisable and was to expire in July 2027. At issuance, the fair value of the warrant was determined to be $265,255, which was recorded as a discount to the Sub Agreement and as a preferred stock warrant liability on the accompanying consolidated balance sheets.

In connection with the Sub Agreement, a final payment of $600,000 is payable at the maturity date in April 2023. The Company recorded the final payment as both a discount and an increase to the principal amount of the debt. The Company also capitalized certain lender and legal costs associated with the Sub Agreement totaling $279,757, which were recorded as a discount to the Sub Agreement. The aggregate discount of $1,145,012 is being amortized to interest expense over the repayment term of the Sub Agreement. The Company amortized $327,138 and $326,707 of the discount to interest expense during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the remaining unamortized discount was $300,555 and $627,693, respectively.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In connection with an amendment to the Sub Agreement in May 2018, the warrant to purchase 8,022 shares of Series A-2 was terminated and a new warrant to purchase 29,882 shares of Series B convertible preferred stock (Prior Series B Warrant) was issued. Then, in October 2018, in connection with the “Pay-to-Play” financing the Company cancelled the outstanding Prior Series B Warrant and in replacement issued a warrant to purchase 239,300 shares of Series A-1 convertible preferred stock (the Series A-1 warrant). The warrant had an exercise price of $2.00 per share, was immediately exercisable and was to expire in October 2028. In August 2019, in connection with the Amended Sub Agreement, the Company canceled the outstanding Series A-1 warrant and in replacement issued a warrant to purchase 1,379,028 shares of Series B convertible preferred stock. The warrant has an exercise price of $1.21 per share, is immediately exercisable and expires in September 2029.

At December 31, 2019, the future minimum payments required under the Sub Agreement, including the final payment, are as follows as of:

Years ending December 31:
2020	$—
2021	3,719,265
2022	4,190,960
2023	1,511,938
9,422,163
End of term charge	600,000
10,022,163
Less unamortized debt discount	(300,555)
Sub agreement borrowings net of discount	9,721,608
Less current portion	—
Sub agreement borrowings, non-current portion	$9,721,608

Convertible Promissory Notes

In March 2018, the Company issued convertible promissory notes and received cash proceeds of $2,650,000. The notes accrued simple interest of 6% per year and, if not converted, were to mature in April 2018. All principal and interest were due at maturity. The convertible promissory notes contained a contingent beneficial conversion feature whereby the convertible promissory notes automatically convert to capital stock that is sold in a qualified financing that raises aggregate gross proceeds in excess of $7,000,000. The conversion price was 90% of the lowest selling price per share in the qualified financing. In April 2018, the Company completed a qualified financing (Note 7) and the principal amount plus $14,375 of accrued interest converted into 176,925 shares of Series B convertible preferred stock. As a result of the contingent beneficial conversion feature, the Company recognized interest expense of $295,997 at the date of conversion.

In August 2019, the Company issued convertible promissory notes and received cash proceeds of $3,303,535. The notes accrued simple interest of 6% per year and, if not converted, were to mature in January 2020. All principal and interest were due at maturity. The convertible promissory notes contained a contingent beneficial conversion feature whereby the convertible promissory notes automatically convert to capital stock that is sold in a qualified financing that raises aggregate gross proceeds in excess of $14,700,000. The conversion price was 90% of the lowest selling price per share in the qualified financing. In September 2019, the Company completed a qualified financing (Note 7) and the principal amount plus $15,748 of accrued interest converted into 3,045,240 shares of Series B convertible preferred stock. In addition, the Company issued warrants to purchase up to 900,145 shares of Series B convertible preferred stock at a price of $1.21 per share with an initial aggregate fair value of $709,962 which are immediately exercisable and expire in September 2029. As a result of the contingent beneficial conversion feature, the Company recognized interest expense of $1,078,769 at the date of conversion.

7. Common Stock and Convertible Preferred Stock

Common Stock

The Company is authorized to issue 65,189,974 shares of common stock with a par value of $0.0001 per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that the Company’s board of directors may declare out of funds legally available for that purpose on a non-cumulative basis. No dividends had been declared through December 31, 2019.

In October 2018 and August 2019, the Company issued warrants to nonemployees to purchase 2,500 and 10,000 shares of common stock, respectively. The warrants have an exercise price of $16.73 per share and $0.36 per share, are immediately exercisable and expire in August 2028 and August 2024, respectively. The Company determined the fair value of the warrants to be immaterial to the consolidated financial statements as a whole. At December 31, 2019 there were 13,273 common stock warrants outstanding with a weighted average exercise price of $5.85 per warrant.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Convertible Preferred Stock

The Company has Series A, Series A-1, and Series B convertible preferred stock, which are classified outside of stockholders' deficit because the shares contain deemed liquidation rights that are contingent redemption features not solely within the control of the Company. As a result, all of the Company's convertible preferred stock is classified as mezzanine equity. At December 31, 2019, the Company is authorized to issue 48,279,439 shares of convertible preferred stock with a par value of $0.0001 per share and the following shares of convertible preferred stock were authorized, issued and outstanding:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	6,376,169	6,376,169	$12,752,338
Series A-1	12,752,341	12,752,341	25,504,682
Series B	29,150,929	15,654,801	18,959,529
	48,279,439	34,783,311	$57,216,549

In May and September 2018, the Company raised $8,066,521 in cash proceeds through issuance of 482,095 shares of Series B convertible preferred stock (Prior Series B). The Company also issued 176,925 shares of Prior Series B in exchange for the conversion of convertible notes and accrued interest totaling $2,664,375. Upon the conversion, the Company recognized a beneficial conversion feature as interest expense in the amount of $295,997.

In October 2018, the Company amended its Certificate of Incorporation and raised $12,752,347 in cash proceeds through issuance of 6,376,169 shares of Series A convertible preferred stock. The terms of the Series A financing included a “Pay to Play” provision whereby the holders of Series Seed convertible preferred stock (Series Seed), Prior Series A-1, Series A-2 and Prior Series B (collectively, Prior Preferred) were given the opportunity to participate in the issuance of Series A to the extent of their pro-rata share allocation in which case their Prior Preferred shares would convert to shares of Series A-1 at the rate specified in the agreement. Alternatively, holders who did not participate had their existing Prior Preferred shares converted into shares of common stock at the rate specified in the agreement. As a result, all outstanding shares of Series Seed, Prior Series A-1, Series A-2, Prior Series B converted into shares of Series A-1 or common stock. The transaction was recorded based on the guidance of FASB ASC Topic 260, Earnings Per Share. The effect on the calculation for the conversion of convertible preferred stock, at the fair value of the common stock on the date of conversion resulted in a decrease in the carrying value of the convertible preferred stock and an increase to shareholder’s equity of $49,607,096. The issuance costs related to preferred stock was not material during the year ended December 31, 2018.

In September and October 2019, the Company raised $15,271,440 in cash proceeds through issuance of 12,609,561 shares of Series B convertible preferred stock (Series B) and warrants to purchase up to 4,161,153 shares of Series B at a price of $1.21 per share. The warrants are immediately exercisable and expire in September 2029. The proceeds were first allocated to the warrant liability based on an initial fair value of $3,281,216, with a corresponding amount recorded as a reduction in the carrying amount of the Series B. The Company incurred issuance costs of $52,893 which were recorded as a reduction of the proceeds. In addition, the Company also issued 3,045,240 shares of Series B in exchange for the conversion of convertible promissory notes and accrued interest.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The rights, preferences, privileges and restrictions for the holders of Series A, Series A-1 and Series B (collectively, Preferred Stock) are as follows:

Dividends

The holders of Preferred Stock are entitled to receive non-cumulative dividends at an annual rate of 8% of the original issuance price per share, as adjusted for any stock dividends, combinations, splits or the like, prior to and in preference to any declaration or payment of dividends on common stock. At December 31, 2019, the original issuance price of Series A, Series A-1 and Series B, is $2.00, $2.00 and $1.2111 per share, respectively. Dividends are payable when and if declared by the Board of Directors. After payment of such dividends, any additional dividends or distributions will be distributed among holders of common stock and Preferred Stock on a pari passu basis. No dividends have been declared or paid through December 31, 2019.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series B are entitled to receive, prior to and in preference to holders of Series A, Series A-1 or Common Stock the greater of (i) amounts per share equal to $1.2111, respectively, as adjusted for stock splits, stock dividends, combinations, reclassifications or the like, plus all declared and unpaid dividends on each share of Series B , as applicable; or (ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation transaction. If, upon occurrence of such an event, the assets and funds to be distributed among the holders of Series B are insufficient to permit the above payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Series B in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of the distribution to the holders of Series B , all remaining proceeds, if any, will be distributed to the holders of shares of Series A and Series A-1 and then ratably distributed among the holders of common stock.

Voting

The holders of Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of Preferred Stock could be converted.

As long as at least 1,500,000 shares of Series A, Series A-1 and Series B, combined, remain outstanding, the holders of Series A, Series A-1 and Series B, voting as a separate class, are entitled to elect three members of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect the remaining members of the Board of Directors.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion ratio is determined by dividing the original issue price by the conversion price, and is subject to adjustment for any stock splits, dividends, reclassifications or the like and for dilutive issuances of new securities. At December 31, 2019, the conversion price for Series A, Series A-1 and Series B was equal to the original issuance price of $2.00, $2.00 and $1.2111, respectively.

Each share of Preferred Stock will automatically convert into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon (i) the closing of the sale of the Company’s common stock in a public offering where the public offering price is not less than $5.00 per share, as adjusted for stock splits, dividends, reclassifications or the like, with aggregate gross proceeds of at least $50,000,000 or (ii) the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class, on an as-converted basis.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Protective Provisions

As long as at least 1,500,000 shares of Preferred Stock remain outstanding, as adjusted for stock splits, dividends, reclassifications or the like, approval of at least a majority of the holders of the outstanding shares of Preferred Stock is necessary for consummation of certain transactions, including but not limited to: increasing or decreasing authorized capital stock; creating any senior or pari passu security, privileges, preferences or voting rights senior to or on parity with those granted to the Preferred Stock; redeeming or repurchasing the Company’s equity securities; declaring or paying any dividends; incurring indebtedness in excess of $500,000; entering into any transaction deemed to be a liquidation or dissolution of the Company; changing the authorized number of members of the Board of Directors; altering or changing any provision of the Restated Certificate of Incorporation or Bylaws; creating or holding stock in a subsidiary; entering into related party transactions; or acquiring through merger or purchase of substantially all of the assets or capital stock of another entity.

Series B Convertible Preferred Stock Warrants

In August 2019, in connection with amending its Sub Agreement (Note 6), the Company issued a warrant to purchase 1,379,028 shares of Series B convertible preferred stock. In September and October 2019, in connection with the Series B financing and the conversion of convertible promissory notes, the Company issued warrants to purchase 5,061,298 shares of Series B convertible preferred stock. The Series B convertible preferred stock warrants have an exercise price of $1.21 per share, are immediately exercisable and expire in September 2029. Subsequent to initial issuance, there were no additional grants, exercises, or cancellations of Series B convertible preferred stock warrants during the year ended December 31, 2019.

8. Equity Incentive Plan

In 2013, the Company adopted the 2013 Equity Incentive Plan (the Plan). Options granted under the Plan may be incentive stock options (ISOs), non-qualified stock options (NSOs), stock appreciation rights (SARs) and restricted stock awards (RSAs). ISOs may be granted only to Company employees and directors. NSOs, SARs and RSAs may be granted to employees, directors, advisors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of options, the term, and the exercise price. The Company has reserved 11,832,515 and 6,250,074 shares of common stock for issuance under the Plan at December 31, 2019 and 2018, respectively.

Options are to be granted at an exercise price not less than fair value. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of an option will not be less than 110% of fair value. Fair value is determined by the Company’s Board of Directors. The vesting period is normally monthly over a period of four years from the grant date.

The Company recorded share-based compensation expense in the following expense categories in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
General and administrative	$256,508	$85,005
Sales and marketing	69,856	43,150
Research and development	55,921	102,860
Cost of revenues	14,814	21,805
	$397,099	$252,820

No income tax benefits have been recognized in the consolidated statements of operations for stock-based compensation arrangements and no stock-based compensation costs have been capitalized as property and equipment through December 31, 2019.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of options is estimated using the Black Scholes option pricing model which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk free interest rate and dividend yield. The fair value of each grant of options during the year ended December 31, 2019 was determined using the methods and assumptions discussed below.

●	The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.

●	The expected volatility is based on historical volatility of the publicly traded common stock of a peer group of companies.

●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

●	The expected dividend yield is none because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its ordinary shares.

For the years ended December 31, 2019 and 2018, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2019	2018
Expected term (in years)	6.4	6.1
Expected Volatility	40.5%	42.0%
Risk-free rate	2.0%	2.8%
Dividend rate	—	—

The weighted average grant date fair value of stock option awards granted was $0.15 and $0.42 during the years ended December 31, 2019 and 2018, respectively.

The following table summarizes stock option activity under the Plan for the years ended December 31, 2019 and 2018:

	Number of Shares under Option Plan	Weighted-Average Exercise Price per Option	Weighted- Average Remaining Contractual Life (in years)
Outstanding at December 31, 2018	5,802,523	$0.72	9.88
Granted	1,223,733	$0.36
Exercised	(9,299)	$0.38
Forfeited and expired	(483,563)	$0.39
Outstanding at December 31, 2019	6,533,394	$0.36	8.98
Exercisable at December 31, 2019	2,512,356	$0.37	8.86
Vested and expected to vest at December 31, 2019	6,533,394	$0.36	8.98

The options exercised during the years ended December 31, 2019 and 2018 had no intrinsic value. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2019 were both $1,065. At December 31, 2019, future stock-based compensation for options granted and outstanding of $646,562 will be recognized over a remaining weighted-average requisite service period of 1.13 years.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Commitments and Contingencies

Operating Leases

The Company leases its office facilities in San Francisco, California under non-cancelable operating lease agreements that expire at various dates through February 2021. In addition, the Company’s subsidiary has several operating lease agreements for office space in Bangladesh, which expire at various dates through December 2028. The Bangladesh lease agreements allow for early cancellation without penalty upon providing the landlord advance notice of at least six months. Under the terms of the operating lease agreements, the Company is responsible for certain insurance and maintenance expenses. Certain of the lease agreements contain scheduled rent increases and provide for rent-free months over the term of the leases. The related rent expense for the leases is calculated on a straight-line basis with the difference between rent expense and scheduled rent payments recorded as deferred rent. Rent expense was $928,110 and $798,285 during the years ended December 31, 2019, and 2018, respectively.

Future minimum rental payments under all non-cancelable operating leases are as follows:

Years ending December 31:
2020	$581,985
2021	64,357
Total	$646,341

Legal

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial position or results of operations. As a result, no liability related to such claims has been recorded at December 31, 2019 or 2018.

Indemnification Agreements

From time to time, in the normal course of business, the Company may indemnify other parties when it enters into contractual relationships, including members of the Board of Directors, employees, customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Management believes any liability arising from these agreements will not be material to the consolidated financial statements. As a result, no liability for these agreements has been recorded at December 31, 2019 or 2018.

10. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Significant components of the Company's deferred tax assets for federal income taxes consisted of the following:

	December 31,
Deferred tax assets	2019	2018
Net operating loss carryforwards	$25,485,398	$21,025,287
Fixed assets	809,015	765,296
Accruals and other	568,119	585,831
Research & development credits	267,325	63,095
Share-based compensation	13,661	12,129
Valuation allowance	(27,143,518)	(22,451,638)
Net deferred tax assets	$—	$—

In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more likely than not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2019 and 2018. The valuation allowance increased by $4,691,880 and $5,219,400 during the years ended December 31, 2019 and 2018, respectively. The Company does not have unrecognized tax benefits as of December 31, 2019 or December 31, 2018. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company had net operating loss carryforwards (“NOL”) for federal and state income tax purposes at December 31, 2019 and December 31, 2018 of approximately:

	December 31,
Combined NOL Carryforwards:	2019	2018
Federal	$103,460,873	$86,414,729
State	$54,408,623	$42,554,560

The net operating loss carryforwards generated prior to 2018 begin expiring in 2033 for federal and 2030 for state income tax purposes. Federal and many state net operating losses generated in 2018 and into the future now have an indefinite life.

	December 31,
Combined Credit Carryforwards:	2019	2018
Federal	$147,597	$36,054
State	$151,555	$34,229

The credit carryforwards begin expiring in 2038 for federal tax purposes. The company’s state credits can be carried forward indefinitely.

The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOL and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. To date, the Company has not performed an analysis to determine whether or not ownership changes have occurred since inception.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	December 31,
Rate reconciliation:	2019	2018
Federal tax benefit at statutory rate	(21.0)%	(21.0)%
State tax, net of federal benefit	(5.2)%	(5.2)%
Permanent differences	2.4%	5.0%
Research & development credits	(1.1)%	(0.3)%
Foreign rate differential	(0.5)%	(0.4)%
Other difference	—%	0.2%
Change in valuation allowance	25.4%	21.7%
Tax provision	—%	—%

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company’s 2016 to 2018 tax years remain open and subject to examination; carryforward amounts from all tax years remain subject to adjustment.

11. Related Party Transactions

In 2015, the Bangladesh subsidiary entered into agreements to rent office facilities under 10-year operating lease agreements (Note 9), with a company owned by relatives of the Company’s Chief Strategy Officer. The Company paid $287,638 and $223,234 to the related party during the years ended December 31, 2019 and 2018, respectively, which is included as rent expense. At December 31, 2019 and 2018, there were no amounts owed to the related party.

12. Employee Benefit Plan

The Company has a 401(k) plan to provide defined contribution retirement benefits for all eligible employees. Participants may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan in 2019 or 2018.

13. Subsequent Events

Subsequent events have been evaluated through the date that the consolidated financial statements were approved by the Company and available to be issued. The following subsequent events have occurred during the period.

Convertible Preferred Stock

In February 2020, the Company raised $499,999 in cash proceeds through issuance of 412,847 shares of Series B convertible preferred stock (Series B) and warrants to purchase up to 136,239 shares of Series B at a price of $1.21 per share, are immediately exercisable and expire in September 2029. The proceeds were first allocated to the warrant liability based on an initial fair value of $95,478 with a corresponding amount recorded as a reduction in the carrying amount of the Series B. The Company incurred issuance costs of $4,017 which were recorded as a reduction of the proceeds.

Augmedix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Coronavirus Pandemic

 On March 11, 2020, the World Health Organization characterized the novel COVID-19 virus as a global pandemic. The pandemic has affected the Company’s documentation centers worldwide requiring them to severely limit the number of people who can work from these offices. Consequently, most of the Company’s remote documentation specialists (RDSs) in the US and India have been working from home since March 2020 and for Bangladesh since April 2020. The Company continues to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter its business operations, including those that may be required by federal, state or local authorities, or that the Company determines are in the best interests of its employees, partners and shareholders. To date, the Company has been able to continue to deliver their services without material delays or difficulties despite the COVID-19 pandemic.

Paycheck Protection Program

On April 11, 2020, the Company, entered into an original loan agreement with East West Bank as the lender (“Lender”) for a loan in an aggregate principal amount of $2,180,300 (the “Loan”) pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. The Loan matures in two years and bears interest at a rate of 1% per year, with all payments deferred through the six-month anniversary of the date of the Loan. Principal plus accrued unpaid interest is to be paid in one payment two years after the date of this note and may be prepaid by the Company at any time prior to maturity without penalty. The Company may apply for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the 8-24 week period after the origination date of the Loan. The Company intends to use proceeds of the Loan for payroll and other qualifying expenses, but there can be no assurances that any portion of the Loan will be forgiven.

Merger

On October 5, 2020, Malo Holdings Corporation (“Malo Holdings”), a Delaware corporation, its wholly-owned subsidiary, August Acquisition Corp. (“Acquisition Sub”), and the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 5, 2020, Acquisition Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Malo Holdings.

Each share of the Company’s capital stock issued and outstanding immediately prior to the closing of the merger was converted into the right to receive (a) 0.420864013 shares of Malo Holdings common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of the Company’s capital stock). At the closing of the merger, Malo Holdings issued 15,458,133 shares of common stock to the former holders of the Company’s capital stock.

In addition, pursuant to the Merger Agreement, options and warrants to purchase the Company’s common stock and warrants to purchase the Company’s Series B convertible preferred stock that were issued and outstanding immediately prior to the closing were assumed and converted into options and warrants to purchase common stock of Malo Holdings.

The merger will be treated as a recapitalization and reverse acquisition for Malo Holdings for financial reporting purposes. The Company is considered the acquirer for accounting purposes as the former shareholders of the Company own approximately 88% of Malo Holdings post-merger, among other factors, and Malo Holdings’ historical financial statements before the merger will be replaced with the historical financial statements of the Company before the merger in future filings with the Securities Exchange Commission. The merger is intended to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Private Placement Offering

Following the effective time of the Merger, Malo Holdings completed a private placement offering for aggregate gross proceeds of $25,416,568 before deducting placement agent fees and expenses which are estimated to be $2,200,000. Also, the private placement agents received warrants to purchase up to 164,745 shares of Malo Holdings common stock with a term of five years and an exercise price of $3.00 per share.

Augmedix, Inc. and Subsidiaries

Augmedix, Inc. and Subsidiaries

Consolidated Balance Sheets

	September 30, 2020 (unaudited)	December 31, 2019 (audited)
Assets
Current assets:
Cash	$1,428,888	$9,603,266
Restricted cash	2,000,189	2,000,119
Accounts receivable, net of allowance for doubtful accounts of $9,882 at September 30, 2020 and December 31, 2019	2,561,619	2,290,803
Prepaid expenses and other current assets	412,714	458,509
Total current assets	6,403,410	14,352,697
Property and equipment, net	994,589	1,213,026
Deferred offering costs	934,692	-
Deposits	173,295	173,294
Total assets	$8,505,986	$15,739,017

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Notes payable, current portion	$2,893,667	$2,893,667
Subordinated note payable, current portion	2,747,409	-
Accounts payable	291,447	640,896
Accrued expenses and other current liabilities	3,887,968	2,766,248
Deferred revenue	5,166,198	5,510,460
Customer deposits	1,052,900	1,052,900
Total current liabilities	16,039,589	12,864,171
Notes payable, net of current portion	2,180,300	-
Subordinated note payable, net of current portion	7,220,742	9,721,608
Deferred rent, net of current portion	-	20,877
Preferred stock warrant liability	5,252,855	4,391,372
Total liabilities	30,693,486	26,998,028
Commitments and contingencies (Note 9)
Convertible preferred stock (Note 7)	54,282,964	53,882,460
Stockholders’ deficit:
Common stock, $0.0001 par value; 65,189,974 shares authorized; 1,986,475 and 1,980,462 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	198	198
Additional paid-in capital	3,667,134	3,173,987
Accumulated deficit	(80,087,811)	(68,274,256)
Accumulated other comprehensive loss	(49,985)	(41,400)
Total stockholders’ deficit	(76,470,464)	(65,141,471)
Total liabilities, convertible preferred stock and stockholders’ deficit	$8,505,986	$15,739,017

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Revenues	$4,245,256	$3,668,466	$11,940,407	$10,150,048
Cost of revenues	2,368,542	2,340,432	7,153,228	6,832,388
Gross profit	1,876,714	1,328,034	4,787,179	3,317,660
Operating expenses:
General and administrative	3,336,512	2,594,327	8,480,410	8,257,287
Sales and marketing	886,738	1,000,499	2,945,161	2,634,205
Research and development	1,008,594	1,950,835	3,484,833	5,182,308
Total operating expenses	5,231,844	5,545,661	14,910,404	16,073,800
Loss from operations	(3,355,130)	(4,217,627)	(10,123,225)	(12,756,140)
Other income (expenses):
Interest expense	(401,546)	(1,479,073)	(1,197,150)	(2,379,486)
Interest income	271	381	3,144	3,602
Other income (expenses)	(359,809)	(918,440)	(496,324)	312,018
Total other income (expenses), net	(761,084)	(2,397,132)	(1,690,330)	(2,063,866)
Net loss	(4,116,214)	(6,614,759)	(11,813,555)	(14,820,006)
Other comprehensive income (loss):
Foreign exchange translation adjustment	2,659	(53,710)	(8,585)	(45,172)
Total comprehensive loss	$(4,113,555)	$(6,668,469)	$(11,822,140)	$(14,865,178)
Net loss per share of common stock, basic and diluted	$(2.07)	$(3.35)	$(5.95)	$(7.51)
Weighted average shares of common stock outstanding, basic and diluted	1,985,669	1,977,236	1,985,064	1,973,580

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit

(Unaudited)

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit
Balance at July 1, 2020	35,196,158	$54,282,964	1,985,034	$198	$3,568,002	$(75,971,597)	$(52,644)	$(72,456,041)
Exercise of common stock options	—	—	1,441	—	416	—	—	416
Stock-based compensation expense	—	—	—	—	98,716	—	—	98,716
Foreign currency translation adjustment	—	—	—	—	—	—	2,659	2,659
Net loss	—	—	—	—	—	(4,116,214)	—	(4,116,214)
Balance at September 30, 2020	35,196,158	$54,282,964	1,986,475	$198	$3,667,134	$(80,087,811)	$(49,985)	$(76,470,464)
Balance at January 1, 2020	34,783,311	$53,882,460	1,980,462	$198	$3,173,987	$(68,274,256)	$(41,400)	$(65,141,471)
Issuance of Series B convertible preferred stock, net of issuance costs	412,847	400,504	—	—	—	—	—	—
Exercise of common stock options	—	—	6,013	—	2,062	—	—	2,062
Stock-based compensation expense	—	—	—	—	491,085	—	—	491,085
Foreign currency translation adjustment	—	—	—	—	—	—	(8,585)	(8,585)
Net loss	—	—	—	—	—	(11,813,555)	—	(11,813,555)
Balance at September 30, 2020	35,196,158	$54,282,964	1,986,475	$198	$3,667,134	$(80,087,811)	$(49,985)	$(76,470,464)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit

(Unaudited)

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit
Balance at July 1, 2019	19,128,510	$38,257,039	1,973,074	$197	$2,966,837	$(57,981,162)	$(39,765)	$(55,053,893)
Conversion of bridge loan to Series B convertible preferred stock	3,045,240	2,609,321	—	—	—	—	—	—
Beneficial conversion feature related to convertible notes payable	—	1,078,769	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	12,134,806	11,485,156	—	—	—	—	—	—
Repurchase of common stock	—	—	(824)	—	—	—	—	—
Exercise of common stock options	—	—	8,212	1	2,956	—	—	2,957
Stock-based compensation expense	—	—	—	—	101,576	—	—	101,576
Foreign currency translation adjustment	—	—	—	—	—	—	(53,710)	(53,710)
Net loss	—	—	—	—	—	(6,614,759)	—	(6,614,759)
Balance at September 30, 2019	34,308,556	$53,430,285	1,980,462	$198	$3,071,369	$(64,595,921)	$(93,475)	$(61,617,829)
Balance at January 1, 2019	19,128,510	$38,257,039	1,971,987	$197	$2,773,356	$(49,775,915)	$(48,303)	$(47,050,665)
Conversion of bridge loan to Series B convertible preferred stock	3,045,240	2,609,321	—	—	—	—	—	—
Beneficial conversion feature related to convertible notes payable	—	1,078,769	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	12,134,806	11,485,156	—	—	—	—	—	—
Repurchase of common stock	—	—	(824)	—	—	—	—	—
Exercise of common stock options	—	—	9,299	1	3,532	—	—	3,533
Stock-based compensation expense	—	—	—	—	294,481	—	—	294,481
Foreign currency translation adjustment	—	—	—	—	—	—	(45,172)	(45,172)
Net loss	—	—	—	—	—	(14,820,006)	—	(14,820,006)
Balance at September 30, 2019	34,308,556	$53,430,285	1,980,462	$198	$3,071,369	$(64,595,921)	$(93,475)	$(61,617,829)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(11,813,555)	$(14,820,006)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	645,735	688,463
Stock-based compensation	491,085	294,481
Non-cash interest expense	246,543	1,324,122
Change in fair value of preferred stock warrant liability	766,005	745,557
Allowance for doubtful accounts	—	(1,280)
Deferred rent	(157,039)	(162,774)
Changes in operating assets and liabilities:
Accounts receivable	(270,816)	185,526
Prepaid expenses and other current assets	43,810	(78,635)
Deposits	—	(1,500)
Accounts payable	(361,416)	440,551
Accrued expenses and other current liabilities	454,233	191,889
Deferred revenue	(344,262)	1,102,403
Customer deposits	—	(108,750)
Net cash used in operating activities	(10,299,678)	(10,199,953)
Cash flows from investing activities:
Purchase of property and equipment	(427,026)	(482,581)
Net cash used in investing activities	(427,026)	(482,581)
Cash flows from financing activities:
Proceeds from notes payable	2,180,300	—
Repayment of notes payable	—	(1,357,837)
Proceeds from issuance of Series B Preferred Stock	—	14,696,464
Proceeds from issuance of convertible preferred stock	499,999	3,303,535
Payment of financing costs	(129,208)	(45,219)
Proceeds from exercise of stock options	2,062	3,532
Net cash provided by financing activities	2,553,153	16,600,475
Effect of exchange rate changes on cash and restricted cash	(757)	(10,724)
Net (decrease) increase in cash and restricted cash	(8,174,308)	5,907,217
Cash and restricted cash at beginning of period	11,603,385	9,914,454
Cash and restricted cash at end of period	$3,429,077	$15,821,671
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$942,433	$1,045,697
Supplemental schedule of non-cash investing and financing activities:
Deferred offering costs in accounts payable and accrued expenses	$809,501	$—
Issuance of convertible preferred stock in exchange for convertible notes payable and accrued interest	$—	$3,319,283
Beneficial conversion feature related to convertible notes payable	$—	$1,078,769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

1. Nature of business and Liquidity

Nature of Business

Augmedix, Inc. (Augmedix) was incorporated in the state of Delaware in April 2013 and is headquartered in San Francisco, California. Augmedix has two wholly-owned subsidiaries, Augmedix Bangladesh Limited, established in February 2015, and Augmedix Solutions Private Limited, established in February 2019, which are entities formed in Bangladesh and India, respectively (collectively, the Company). The Company provides real time medical documentation services utilizing a smart glass and phone platform to enable bi-directional communication between clinicians and scribes.

Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited interim consolidated financial statements are issued.

The Company has incurred recurring losses since its inception, including net losses of $11.8 million for the nine months ended September 30, 2020 and $18.5 million for year ended December 31, 2019. In addition, as of September 30, 2020, the Company had an accumulated deficit of $80.1 million. The Company has relied on debt and equity financing to fund operations to date and management expects losses and negative cash flows to continue, primarily as a result of continued research, development and marketing efforts. The Company believes its cash and restricted cash after taking into consideration the private placement offering that was completed on October 5, 2020 (Note 12) will provide sufficient resources to meet working capital needs through at least December 2021. Over the longer term, if the Company does not generate sufficient revenue from new and existing products, additional debt or equity financing may be required along with a reduction in expenditures. Additionally, there is no assurance if the Company requires additional future financing, that such financing will be available on terms which are acceptable to the Company, or at all.

Risks and Uncertainties

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from similar products and larger companies, volatility of the industry, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic conditions.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic which continues to spread throughout the United States and the world. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, in addition to the impact on its employees. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or mitigate its impact, and the economic impact on local, regional, national and international markets.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

2. Basis of presentation and summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited interim consolidated financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The accompanying unaudited interim consolidated financial statements include the accounts of Augmedix, Inc. and its wholly-owned subsidiaries, Augmedix Bangladesh Limited and Augmedix Solutions Private Limited. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of September 30, 2020 and its results of operations for the three and nine months ended September 30, 2020 and 2019, cash flows for the nine months ended September 30, 2020 and 2019, and convertible preferred stock and changes in stockholders’ deficit for the three and nine months ended September 30, 2020 and 2019. Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The consolidated balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to consolidated financial statements and footnotes included in Form 8-K filed on October 9, 2020 by Malo Holdings Corporation with the Securities and Exchange Commission.

Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates and judgments involve the identification of performance obligations in revenue recognition and the valuation of the warrant liability and stock-based compensation, including the underlying fair value of the preferred and common stock. Actual results could differ from those estimates.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Reverse Stock Split

In March 2019, the Board of Directors approved an amendment of the Company’s Certificate of Incorporation approving a 10:1 reverse stock split on all authorized and outstanding shares of common stock and preferred stock. All references to common stock share, preferred stock share and per share amounts in these consolidated financial statements have been retroactively adjusted to reflect, where applicable, the reverse stock split, as indicated.

Foreign Currency Transactions, Translations and Foreign Operations

The functional currency of the Bangladesh and India subsidiaries are the Bangladeshi Taka and Indian Rupee, respectively. All assets and liabilities denominated in each entity’s functional currency are translated into the United States Dollar using the exchange rate in effect as of the balance sheet dates. Expenses are translated using the average exchange rate for the reporting period. The resulting translation gains and losses are recorded within the consolidated statements of operations and comprehensive loss and as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are recorded within other income (expense) in the accompanying consolidated statements of operations and comprehensive loss. Transaction gains and losses were not material for the three and nine months ended September 30, 2020 and 2019, respectively.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Concentrations of Credit Risk and Major Customers

As of September 30, 2020 and December 31, 2019, financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable.

The Company’s cash is deposited with major financial institutions in the U.S., Bangladesh and India. At times, deposits in financial institutions located in the U.S. may be in excess of the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation (FDIC). Cash deposits at foreign financial institutions are not insured by the government agencies of Bangladesh and India. To date, the Company has not experienced any losses on its cash deposits.

The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. Major customers are defined as those generating revenue in excess of 10% of the Company’s annual revenue. The Company had three major customers during the three months ended September 30, 2020 and two major customers for the three months ended September 30, 2019. Revenues from the major customers accounted for 30%, 20% and 10% of revenue for the three months ended September 30, 2020, and 25% and 19% of revenue for the three months ended September 30, 2019. The Company had three major customers during the nine months ended September 30, 2020 and 2019. Revenues from the major customers accounted for 29%, 19% and 10% of revenue for the nine months ended September 30, 2020, and 24%, 18% and 10% of revenue for the nine months ended September 30, 2019. Accounts receivable from these customers totaled $925,105, $410,276 and $265,069 at September 30, 2020 and $793,316 and $235,264 at September 30, 2019.

Restricted Cash

Restricted cash represents amounts held on deposit at a commercial bank used to secure the Company’s Note Payable. The following table provides a reconciliation of the components of cash and restricted cash reported in the Company’s consolidated balance sheets to the total of the amount presented in the consolidated statements of cash flows:

	September 30,
	2020 (unaudited)	2019 (unaudited)
Cash	$1,428,888	$13,821,671
Restricted cash	2,000,189	2,000,000
Total cash and restricted cash presented in the consolidated statements of cash flows	$3,429,077	$15,821,671

Accounts receivable

Accounts receivable primarily relates to amounts due from customers, which are typically due within 30 to 60 days. The Company provides credit to its customers in the normal course of business and maintains allowances for potential credit losses.  The Company does not require collateral or other security for accounts receivable. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers’ financial condition.  Historically, such losses have been immaterial and within management’s expectations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company depreciates computer hardware, software and equipment using the straight-line method over their estimated useful lives, ranging from one to three years. The Company depreciates furniture and fixtures using the straight-line method over their estimated useful lives, ranging from five to seven years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term. Repairs and maintenance are expensed as incurred by the Company.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, less costs to sell. The Company did not record any expense related to asset impairment during the three and nine months ended September 30, 2020 and 2019, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process common equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of additional paid-in capital generated as a result of such offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. At September 30, 2020, deferred offering costs were $934,692. There were no deferred offering costs at December 31, 2019.

Fair Value of Financial Instruments

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. The Company uses a three-level hierarchy which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Convertible Preferred Stock Warrants

Accounting standards require that freestanding warrants and similar instruments, due to settlement features of the financial instruments, should be accounted for as a preferred stock warrant liability even though the underlying shares of capital stock may be classified as equity. Such warrants are measured and recognized at fair value, and subject to re-measurement at each balance sheet date. At the end of each reporting period, changes in fair value during the period are recognized as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss until the warrants are exercised or expire.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Revenue Recognition

On January 1, 2018, the Company early adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (ASC 606). ASC 606 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process, of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company derives its revenue through a recurring subscription model. The Company enters into contracts or agreements with its customers with a general initial term of one year. Customers are invoiced in advance and must generally pay an upfront implementation fee. The upfront implementation fee is deferred and recognized over the initial term of the contract and customer prepayments are deferred and included in the accompanying consolidated balance sheets in deferred revenues. Revenues are recognized when the professional services are provided to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. All of the Company’s revenues are earned from customers located in the U.S. After the initial term, contracts are cancellable by the customer at their discretion with a 90 day notice.

The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company also generates revenue from data service projects, which includes discrete projects to complete certain tasks or provide other services to customers. These services represent separate performance obligations which are recognized as revenue as the services are performed.

Contract Balances and Accounts Receivable

Changes in the contract liability deferred revenue account were as follows for the nine months ended September 30, 2020 and the year ended December 31, 2019:

	Nine Months Ended	Year Ended
	September 30, 2020	December 31, 2019
	(unaudited)	(audited)
Balance, beginning of period	$5,510,460	$4,865,499
Deferral of revenue	11,596,144	14,752,642
Recognition of unearned revenue	(11,940,406)	(14,107,681)
Balance, end of period	$5,166,198	$5,510,460

Accounts receivable from customers was $2,561,619 and $2,290,803 as of September 30, 2020 and December 31, 2019, respectively.

Deferred revenue consists of billings or payments received in advance of revenue recognized for the Company’s services, as described above, and is recognized as revenue is earned. As of September 30, 2020, the Company expects to recognize $5,166,198 from remaining performance obligations over the next 12 months.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Customer Deposits

Customer deposits consists of deposits received by the Company, as required on certain contracts and agreements, which are refundable at the termination of the contract.

Cost of Revenue

The Company’s cost of revenue consists primarily of salaries and related expenses, overhead, contract labor and third party services from remote documentation specialist vendors, depreciation expense related to the glass equipment and information technology costs incurred directly in the Company’s revenue-generating activities.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock options awarded to employees and nonemployees based on the estimated fair market value of the award on the grant date. The Company uses the Black-Scholes option pricing model to value its stock option awards. The Company recognizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company accounts for forfeitures of stock options as they occur. Stock-based awards issued to nonemployees were revalued at each reporting period until the award vests.

On January 1, 2019, the Company early adopted ASU 2018-7, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. As a result of the adoption, stock-based awards issued to nonemployees are no longer required to be revalued at each reporting period. The adoption of ASU No. 2018-7 did not have a material effect on the consolidated financial statements.

Estimating the fair market value of options requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company’s Black-Scholes option-pricing model represent management’s best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of personnel-related expenses, licensing costs and other direct expenses.

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company during the three months ended September 30, 2020 and 2019 were $39,218 and $12,730, respectively. Advertising expenses incurred by the Company during the nine months ended September 30, 2020 and 2019 were $77,182 and $29,181, respectively.

Comprehensive Loss

The Company reports comprehensive loss, which includes the Company’s net loss as well as changes in equity from non-stockholder sources, as a separate component of stockholders’ deficit. In the Company’s case, the change in equity included in comprehensive loss is the cumulative foreign currency translation adjustments.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes using the asset and liability method as set forth in ASC 740, Income Taxes. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future income tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred income tax assets and liabilities are recorded net and as noncurrent on the consolidated balance sheets. A valuation allowance is provided against the Company’s deferred income tax assets when their realization is not reasonably assured.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of common stock outstanding during each period. Diluted net loss per common stock includes the effect, if any, from the potential exercise or conversion of securities, such as options and warrants which would result in the issuance of incremental common stock. In computing basic and diluted net loss per share, the weighted average number of shares is the same for both calculations due to the fact that a net loss existed for the three and nine months ended September 30, 2020 and 2019, respectively.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Convertible preferred stock	35,196,158	34,308,556
Convertible preferred stock warrants	6,576,565	6,283,658
Common stock warrants	13,273	13,273
Stock options	10,623,489	6,627,025
	52,409,485	47,232,512

Recent Accounting Pronouncements

In February 2016, the FASB issued ASC Topic 842, Leases. This standard requires all entities that lease assets with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. In June 2020, the FASB issued ASU 2020-05, which amended the effective date of Topic 842 until January 1, 2022. Upon adoption, the standard requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect Topic 842 will have on its financial statements and related disclosures. Management expects the assets leased under operating leases, similar to the leases disclosed in Note 9 to the consolidated financial statements, will be capitalized together with the related lease obligations on the consolidated balance sheet upon the adoption of Topic 842.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 addresses eight specific cash flow issues with the objective of reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this standard on January 1, 2020 and it did not have a material impact to the consolidated statement of cash flows.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements, which changes the fair value measurement disclosure requirements of ASC 820. The goal of the ASU is to improve the effectiveness of ASC 820’s disclosure requirements. The Company adopted this standard on January 1, 2020 and it did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASC Update No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The goal of the ASC is to simplify the complexity associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. More specifically, the amendments focus on the guidance for convertible instruments and derivative scope exception for contracts in an entity’s own equity. The new standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The effect that the adoption will have on the consolidated financial position and results of operations is being evaluated.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

3. Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	September 30, 2020 (unaudited)
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$5,252,855

	December 31, 2019 (audited)
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Preferred stock warrant liability	$—	$—	$4,391,372

The fair value of the warrants was calculated using the Black-Scholes option pricing model and is revalued to fair value at the end of each reporting period until the earlier of the exercise or expiration of the warrants. The fair value of the preferred stock warrant liability is estimated using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2020	December 31, 2019
	(unaudited)	(audited)
Risk-free interest rate	0.6%	1.9%
Remaining contractual life of warrant	8.9	9.7
Expected volatility	58.0%	50.9%
Annual dividend yield	0%	0%
Fair value of Series B convertible preferred stock	$1.26	$1.14

The Company’s preferred stock warrant liability is classified within Level 3 of the fair value hierarchy at September 30, 2020 and December 31, 2019. The changes in value of the preferred stock warrant liability for the nine months ended September 30, 2020 are summarized below:

Balance, December 31, 2019 (audited)	$4,391,372
Issuance of Series B warrants	95,478
Change in fair value recorded as other expense	766,005
Balance, September 30, 2020 (unaudited)	$5,252,855

Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, accounts payable, and customer deposits approximate fair value due to their short-term nature. The carrying value of the Note Payable and the PPP Loan was determined to approximate fair value due to its variable interest rate that approximates prevailing interest rates as of each reporting period. As of September 30, 2020, the fair value of the Company’s Note Payable and the PPP Loan was $12,900,000. As of September 30, 2020 the carrying value of the Company’s Note Payable and the PPP Loan $12,148,451. The fair value and carrying value of the Company’s Note Payable at December 31, 2019 was $11,200,000 and $9,721,608, respectively. Fair value was determined using Level 3 inputs.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

4. Property and Equipment

Property and equipment consists of the following:

	September 30, 2020 (unaudited)	December 31, 2019 (audited)
Computer hardware, software and equipment	$5,356,659	$5,039,545
Leasehold improvements	2,174,392	2,072,006
Furniture and fixtures	270,986	262,865
	7,802,037	7,374,416
Less accumulated depreciation and amortization	(6,807,448)	(6,161,390)
	$994,589	$1,213,026

Depreciation and amortization expense was $213,302 and $234,020 for the three months ended September 30, 2020 and 2019, respectively, and $645,735 and $688,463 for the nine months ended September 30, 2020 and 2019, respectively.

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following:

	September 30, 2020 (unaudited)	December 31, 2019 (audited)
Accrued compensation	$1,200,070	$1,196,723
Accrued other	483,205	530,924
Accrued partner vendor liabilities	532,586	769,351
Deferred rent	73,848	210,010
Accrued professional fees	1,574,725	36,227
Accrued VAT and other taxes	23,534	23,013
	$3,887,968	$2,766,248

6. Debt

Note Payable

In June 2015, the Company entered into a loan and security agreement (the Agreement) with a commercial bank. The Agreement allowed for borrowings of up to $3,500,000. Outstanding borrowings under the Agreement bear interest at the prime rate of interest plus 0.5% (3.87% and 5.25% at September 30, 2020 and December 31, 2019). The Agreement initially required monthly interest-only payments through December 2016, followed by 30 equal payments of principal and interest beginning January 2017 through its maturity in June 2019. However, the Agreement was amended multiple times, most recently in August 2019 to extend the interest-only period through December 2020, increase the available borrowings to $5,000,000, add a compensating balance provision whereby the Company must maintain at least $2,000,000 in an account with and under the control of the commercial bank and extend the maturity to December 2020, at which point all outstanding principal and interest is due. As of September 30, 2020 and December 31, 2019, the outstanding balance due on the note payable is $2,893,667.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Outstanding borrowings under the Agreement are secured by substantially all assets of the Company, and the Company is required to maintain certain financial and non-financial covenants. The Company was in compliance with all covenants at September 30, 2020 and December 31, 2019.

In connection with the Agreement, in June 2015, the Company issued a warrant to purchase 555 shares of Series A-1 convertible preferred stock (Prior Series A-1) (First Comerica Warrant).

In connection with an amendment, in July 2017, the Company issued a warrant to purchase 156 shares of Series A-2 convertible preferred stock (Series A-2) (Second Comerica Warrant).

In October 2018, in connection with the issuance of Series A convertible preferred stock (Series A), the Company cancelled the First Comerica Warrant and the Second Comerica Warrant and issued in its place warrants to purchase 555 and 218 shares of common stock. The warrants have an exercise price of $40.500 per share and $44.679 per share, are immediately exercisable and expire in June 2025 and July 2027, respectively.

Subordinated Note Payable

In May 2017, the Company entered into a loan and security agreement (the Sub Agreement) with a lending institution for borrowings of up to $10,000,000. At September 30, 2020 and December 31, 2019, outstanding borrowings under the Sub Agreement bear interest at the rate of 12% per year.

Outstanding borrowings under the Sub Agreement are collateralized by substantially all assets of the Company and are subordinate to any outstanding borrowings under the Agreement. Borrowings under the Sub Agreement are subject to certain financial and non-financial covenants. The Company was in compliance with all covenants at September 30, 2020 and December 31, 2019.

In August 2019, the Company amended the Sub Agreement (the Amended Sub Agreement) to extend the interest-only period through December 2020 and the maturity date to April 2023. Following the interest-only period, the Amended Sub Agreement requires 27 equal payments of principal and interest through March 2023, and a final lump sum payment of outstanding principal and interest at maturity.

In connection with the Sub Agreement, the Company issued a warrant to purchase 8,022 shares of Series A-2. The warrant had an exercise price of $62.326 per share, was immediately exercisable and was to expire in July 2027. At issuance, the fair value of the warrant was determined to be $265,255, which was recorded as a discount to the Sub Agreement and as a preferred stock warrant liability on the accompanying consolidated balance sheets.

In connection with the Sub Agreement, a final payment of $600,000 is payable at the maturity date in April 2023. The Company recorded the final payment as both a discount and an increase to the principal amount of the debt. The Company also capitalized certain lender and legal costs associated with the Sub Agreement totaling $279,757, which were recorded as a discount to the Sub Agreement. The aggregate discount of $1,145,012 is being amortized to interest expense over the repayment term of the Sub Agreement. Debt discount amortized to interest expense was $82,974 and $81,784 for the three months ended September 30, 2020 and 2019, respectively, and $246,543 and $245,353 for the nine months ended September 30, 2020 and 2019, respectively. At September 30, 2020, the remaining unamortized discount was $54,012.

In connection with an amendment to the Sub Agreement in May 2018, the warrant to purchase 8,022 shares of Series A-2 was terminated and a new warrant to purchase 29,882 shares of Series B convertible preferred stock (Prior Series B Warrant) was issued. Then, in October 2018, in connection with the “Pay-to-Play” financing the Company cancelled the outstanding Prior Series B Warrant and in replacement issued a warrant to purchase 239,300 shares of Series A-1 convertible preferred stock (the Series A-1 warrant). The warrant had an exercise price of $2.00 per share, was immediately exercisable and was to expire in October 2028. In August 2019 in connection with the Amended Sub Agreement, the Company canceled the outstanding Series A-1 warrant and in replacement issued a warrant to purchase 1,379,028 shares of Series B convertible preferred stock. The warrant has an exercise price of $1.21 per share, is immediately exercisable and expires in September 2029.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

At September 30, 2020, the future minimum payments required under the Sub Agreement, including the final payment, are as follows as of:

Years ending December 31:
2020 (remaining three months)	$-
2021	3,719,265
2022	4,190,960
2023	1,511,938
9,422,163
End of term charge	600,000
10,022,163
Less unamortized debt discount	(54,012)

Sub agreement borrowings net of discount	9,968,151
Less: current portion	(2,747,409)

Sub agreement borrowings, non-current portion	$7,220,742

Convertible Promissory Notes

In August 2019, the Company issued convertible promissory notes and received cash proceeds of $3,303,535. The notes accrued simple interest of 6% per year and, if not converted, were to mature in January 2020. All principal and interest was due at maturity. The convertible promissory notes contained a contingent beneficial conversion feature whereby the convertible promissory notes automatically convert to capital stock that is sold in a qualified financing that raises aggregate gross proceeds in excess of $14,700,000. The conversion price was 90% of the lowest selling price per share in the qualified financing. In September 2019, the Company completed a qualified financing (Note 7) and the principal amount plus $15,748 of accrued interest converted into 3,045,240 shares of Series B convertible preferred stock. In addition, the Company issued warrants to purchase up to 900,145 shares of Series B convertible preferred stock at a price of $1.21 per share with an initial aggregate fair value of $709,962 which are immediately exercisable and expire in September 2029. As a result of the contingent beneficial conversion feature, the Company recognized interest expense of $1,078,769 at the date of conversion.

Paycheck Protection Program

On April 11, 2020, the Company entered into an original loan agreement with East West Bank as the lender (“Lender”) for a loan in an aggregate principal amount of $2,180,300 (the “Loan”) pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the U.S. Small Business Administration. The Loan matures in two years and bears interest at a rate of 1% per year, with all payments deferred through the six-month anniversary of the date of the Loan. Principal plus accrued unpaid interest is to be paid in one payment two years after the date of this note and may be prepaid by the Company at any time prior to maturity without penalty. The Company may apply for forgiveness of amounts due under the Loan, with the amount of potential loan forgiveness to be calculated in accordance with the requirements of the PPP based on payroll costs, any mortgage interest payments, any covered rent payments and any covered utilities payments during the 8-24 week period after the origination date of the Loan. The Company intends to use proceeds of the Loan for payroll and other qualifying expenses, but there can be no assurances that any portion of the Loan will be forgiven. The balance on this PPP loan was $2,180,300 as of September 30, 2020 and has been classified as a long-term liability in notes payable in the accompanying unaudited interim consolidated balance sheet at September 30, 2020.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

7. Common Stock and Convertible Preferred Stock

Common Stock

The Company is authorized to issue 65,189,974 shares of common stock with a par value of $0.0001 per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that the Company’s board of directors may declare out of funds legally available for that purpose on a non-cumulative basis. No dividends had been declared through September 30, 2020.

In October 2018 and August 2019, the Company issued warrants to nonemployees to purchase 2,500 and 10,000 shares of common stock, respectively. The warrants have an exercise price of $16.73 per share and $0.36 per share, are immediately exercisable and expire in August 2028 and August 2024, respectively. The Company determined the fair value of the warrants to be immaterial to the consolidated financial statements as a whole. At September 30, 2020 there were 13,273 common stock warrants outstanding with a weighted average exercise price of $5.85 per warrant.

Convertible Preferred Stock

The Company has Series A, Series A-1, and Series B convertible preferred stock, which are classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are contingent redemption features not solely within the control of the Company. As a result, all of the Company’s convertible preferred stock is classified as mezzanine equity. At September 30, 2020, the Company is authorized to issue 48,279,439 shares of convertible preferred stock with a par value of $0.0001 per share and the following shares of convertible preferred stock were authorized, issued and outstanding:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	6,376,169	6,376,169	$12,752,338
Series A-1	12,752,341	12,752,341	25,504,682
Series B	29,150,929	16,067,648	19,459,529
	48,279,439	35,196,158	$57,716,549

In September and October 2019, the Company raised $15,271,440 in cash proceeds through issuance of 12,609,561 shares of Series B convertible preferred stock (Series B) and warrants to purchase up to 4,161,153 shares of Series B at a price of $1.21 per share. The warrants are immediately exercisable and expire in September 2029. The proceeds were first allocated to the warrant liability based on an initial fair value of $3,281,216, with a corresponding amount recorded as a reduction in the carrying amount of the Series B. The Company incurred issuance costs of $52,893 which were recorded as a reduction of the proceeds. In addition, the Company also issued 3,045,240 shares of Series B in exchange for the conversion of convertible promissory notes and accrued interest.

In February 2020, the Company raised $499,999 in cash proceeds through issuance of 412,847 shares of Series B convertible preferred stock (Series B) and warrants to purchase up to 136,239 shares of Series B at a price of $1.21 per share, are immediately exercisable and expire in September 2029. The proceeds were first allocated to the warrant liability based on an initial fair value of $95,478 with a corresponding amount recorded as a reduction in the carrying amount of the Series B. The Company incurred issuance costs of $4,017 which were recorded as a reduction of the proceeds.

The rights, preferences, privileges and restrictions for the holders of Series A, Series A-1 and Series B (collectively, Preferred Stock) are as follows:

Dividends

The holders of Preferred Stock are entitled to receive non-cumulative dividends at an annual rate of 8% of the original issuance price per share, as adjusted for any stock dividends, combinations, splits or the like, prior to and in preference to any declaration or payment of dividends on common stock. At September 30, 2020, the original issuance price of Series A, Series A-1 and Series B, is $2.00, $2.00 and $1.2111 per share, respectively. Dividends are payable when and if declared by the Board of Directors. After payment of such dividends, any additional dividends or distributions will be distributed among holders of common stock and Preferred Stock on a pari passu basis. No dividends have been declared or paid through September 30, 2020.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series B are entitled to receive, prior to and in preference to holders of Series A, Series A-1 or Common Stock the greater of (i) amounts per share equal to $1.2111, respectively, as adjusted for stock splits, stock dividends, combinations, reclassifications or the like, plus all declared and unpaid dividends on each share of Series B , as applicable; or (ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation transaction. If, upon occurrence of such an event, the assets and funds to be distributed among the holders of Series B are insufficient to permit the above payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Series B in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of the distribution to the holders of Series B , all remaining proceeds, if any, will be distributed to the holders of shares of Series A and Series A-1 and then ratably distributed among the holders of common stock.

Voting

The holders of Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of Preferred Stock could be converted.

As long as at least 1,500,000 shares of Series A, Series A-1 and Series B, combined, remain outstanding, the holders of Series A, Series A-1 and Series B, voting as a separate class, are entitled to elect three members of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect the remaining members of the Board of Directors.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion ratio is determined by dividing the original issue price by the conversion price, and is subject to adjustment for any stock splits, dividends, reclassifications or the like and for dilutive issuances of new securities. At September 30, 2020, the conversion price for Series A, Series A-1 and Series B was equal to the original issuance price of $2.00, $2.00 and $1.2111, respectively.

Each share of Preferred Stock will automatically convert into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon (i) the closing of the sale of the Company’s common stock in a public offering where the public offering price is not less than $5.00 per share, as adjusted for stock splits, dividends, reclassifications or the like, with aggregate gross proceeds of at least $50,000,000 or (ii) the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class, on an as-converted basis.

Protective Provisions

As long as at least 1,500,000 shares of Preferred Stock remain outstanding, as adjusted for stock splits, dividends, reclassifications or the like, approval of at least a majority of the holders of the outstanding shares of Preferred Stock is necessary for consummation of certain transactions, including but not limited to: increasing or decreasing authorized capital stock; creating any senior or pari passu security, privileges, preferences or voting rights senior to or on parity with those granted to the Preferred Stock; redeeming or repurchasing the Company’s equity securities; declaring or paying any dividends; incurring indebtedness in excess of $500,000; entering into any transaction deemed to be a liquidation or dissolution of the Company; changing the authorized number of members of the Board of Directors; altering or changing any provision of the Restated Certificate of Incorporation or Bylaws; creating or holding stock in a subsidiary; entering into related party transactions; or acquiring through merger or purchase of substantially all of the assets or capital stock of another entity.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

Series B Convertible Preferred Stock Warrants

In August 2019, in connection with amending its Sub Agreement (Note 6), the Company issued a warrant to purchase 1,379,028 shares of Series B convertible preferred stock. In September and October 2019, in connection with the Series B financing and the conversion of convertible promissory notes, the Company issued warrants to purchase 5,061,298 shares of Series B convertible preferred stock. In February 2020, in connection with the Series B financing, the Company issued warrants to purchase 136,239 shares of Series B convertible preferred stock. There were no additional grants, exercises, or cancellations of Series B convertible preferred stock warrants during the nine months ended September 30, 2020, and total warrants of 6,576,565 were outstanding as of that date.

8. Equity Incentive Plan

In 2013, the Company adopted the 2013 Equity Incentive Plan (the Plan). Options granted under the Plan may be incentive stock options (ISOs), non-qualified stock options (NSOs), stock appreciation rights (SARs) and restricted stock awards (RSAs). ISOs may be granted only to Company employees and directors. NSOs, SARs and RSAs may be granted to employees, directors, advisors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of options, the term, and the exercise price. As of September 30, 2020, and December 31, 2019, the Company has reserved 11,832,515 shares of common stock for issuance under the Plan.

Options are to be granted at an exercise price not less than fair value. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of an option will not be less than 110% of fair value. Fair value is determined by the Company’s Board of Directors. The vesting period is normally monthly over a period of four years from the grant date.

The Company recorded share-based compensation expense in the following expense categories in the consolidated statements of operations and comprehensive loss for the period presented:

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
	2020	2019	2020	2019
General and administrative	$68,788	$68,621	$358,609	$184,796
Sales and marketing	17,943	17,786	69,614	52,098
Research and development	8,857	11,919	48,362	46,227
Cost of revenues	3,128	3,250	14,500	11,360
	$98,716	$101,576	$491,085	$294,481

No income tax benefits have been recognized in the consolidated statements of operations for stock-based compensation arrangements and no stock-based compensation costs have been capitalized as property and equipment through September 30, 2020.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

The fair value of options is estimated using the Black Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk free interest rate and dividend yield. The fair value of each grant of options during the nine months ended September 30, 2020 and 2019 was determined using the methods and assumptions discussed below.

●	The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.

●	The expected volatility is based on historical volatility of the publicly traded common stock of a peer group of companies.

●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

●	The expected dividend yield is none because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its ordinary shares.

For the nine months ended September 30, 2020 and 2019, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2020 (unaudited)	2019 (unaudited)
Expected term (in years)	5.0	6.4
Expected Volatility	38.1%	40.5%
Risk-free rate	0.5%	2.0%
Dividend Yield	—	—

The weighted average grant date fair value of stock option awards granted was $0.10 and $0.15 during the nine months ended September 30, 2020 and 2019, respectively.

The following table summarizes stock option activity under the Plan for the nine months ended September 30, 2020:

	Number of Shares under Option Plan	Weighted- Average Exercise Price per Option	Weighted- Average Remaining Contractual Life (in years)
Outstanding at December 31, 2019	6,533,394	$0.36	8.98
Granted	4,906,012	$0.24
Exercised	(6,013)	$0.34
Forfeited and expired	(809,904)	$0.34
Outstanding at September 30, 2020	10,623,489	$0.32	8.86
Exercisable at September 30, 2020	5,665,924	$0.33	8.72
Vested and expected to vest at September 30, 2020	10,623,489	$0.32	8.86

The options exercised during the nine months ended September 30, 2020 had no intrinsic value. The aggregate intrinsic value of options outstanding and options exercisable as of September 30, 2020 were both $591. At September 30, 2020, future stock-based compensation for options granted and outstanding of $563,729 will be recognized over a remaining weighted-average requisite service period of 1.0 years.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

9. Commitments and Contingencies

Operating Leases

The Company leases its office facilities in San Francisco, California under non-cancelable operating lease agreements that expire at various dates through February 2021. In addition, the Company’s subsidiary has several operating lease agreements for office space in Bangladesh, which expire at various dates through December 2028. The Bangladesh lease agreements allow for early cancellation without penalty upon providing the landlord advance notice of at least six months. Under the terms of the operating lease agreements, the Company is responsible for certain insurance and maintenance expenses. Certain of the lease agreements contain scheduled rent increases and provide for rent-free months over the term of the leases. The related rent expense for the leases is calculated on a straight-line basis with the difference between rent expense and scheduled rent payments recorded as deferred rent. Rent expense was $155,025 and $234,849 during the three months ended September 30, 2020 and 2019, respectively, and $490,282 and $687,866 during the nine months ended September 30, 2020 and 2019, respectively.

Future minimum rental payments under all non-cancelable operating leases are as follows:

Years ending December 31:
2020 (remaining three months)	$96,535
2021	64,357
Total	$160,892

Legal

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial position or results of operations. As a result, no liability related to such claims has been recorded at September 30, 2020 or December 31, 2019.

Indemnification Agreements

From time to time, in the normal course of business, the Company may indemnify other parties when it enters into contractual relationships, including members of the Board of Directors, employees, customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Management believes any liability arising from these agreements will not be material to the consolidated financial statements. As a result, no liability for these agreements has been recorded at September 30, 2020 or December 31, 2019.

10. Related Party Transactions

In 2015, the Bangladesh subsidiary entered into agreements to rent office facilities under 10-year operating lease agreements (Note 9), with a company owned by relatives of the Company’s Chief Strategy Officer. The Company paid $100,512 and $103,162 to the related party during the three months ended September 30, 2020 and 2019, respectively, and $307,036 and $293,950 during the nine months ended September 30, 2020 and 2019, respectively, which is included as rent expense. At September 30, 2020, there were no amounts owed to the related party.

11. Employee Benefit Plan

The Company has a 401(k) plan to provide defined contribution retirement benefits for all eligible employees. Participants may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company made $16,545 and $62,805 in contributions to the plan during the three and nine months ended September 30, 2020, respectively. There were no contributions made during the three and nine months ended September 30, 2019.

Augmedix, Inc. and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

12. Subsequent Events

Subsequent events have been evaluated through the date that the unaudited interim consolidated financial statements were approved by the Company and available to be issued. The following subsequent events have occurred during the period.

Merger

On October 5, 2020, Malo Holdings Corporation (“Malo Holdings”), a Delaware corporation, its wholly-owned subsidiary, August Acquisition Corp. (“Acquisition Sub”), and Augmedix entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 5, 2020, Acquisition Sub merged with and into Augmedix, with Augmedix continuing as a wholly owned subsidiary of Malo Holdings and the surviving corporation of the merger (the “Merger”). As a result of the Merger, Malo Holdings acquired the business of Augmedix and will continue the existing business operations of Augmedix as a public reporting company under the name “Augmedix, Inc.” Following the consummation of the Merger, Augmedix changed its name to “Augmedix Operating Corporation.”

Each share of the Company’s capital stock issued and outstanding immediately prior to the closing of the merger was converted into the right to receive (a) 0.420864013 shares of Malo Holdings common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of the Company’s capital stock). At the closing of the merger, Malo Holdings issued 15,458,133 shares of common stock to the former holders of the Company’s capital stock.

In addition, pursuant to the Merger Agreement, options and warrants to purchase the Company’s common stock and warrants to purchase the Company’s Series B convertible preferred stock that were issued and outstanding immediately prior to the closing were assumed and converted into options and warrants to purchase common stock of Malo Holdings.

The merger will be treated as a recapitalization and reverse acquisition for Malo Holdings for financial reporting purposes. The Company is considered the acquirer for accounting purposes as the former shareholders of the Company own approximately 88% of Malo Holdings post-merger, among other factors, and Malo Holdings’ historical financial statements before the merger will be replaced with the historical financial statements of the Company before the merger in future filings with the Securities Exchange Commission. The merger is intended to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Private Placement Offering

Following the effective time of the Merger, the Company sold 8,472,186 shares of common stock pursuant to an initial closing of a private placement offering for up to 10,000,000 shares of common stock (plus up to an additional 1,666,667 shares of common stock to cover over-subscriptions in the event the private placement offering is over-subscribed) at a purchase price of $3.00 per share (the “Offering”) for aggregate gross proceeds of $25.4 million. Also, the private placement agents received warrants to purchase up to 164,745 shares of the Company’s common stock with a term of five years and an exercise price of $3.00 per share.

In November 2020, the Company sold 666,667 additional shares of common stock pursuant to an additional closing of the Offering (the “Additional Closing”) for aggregate gross proceeds of $2.0 million (before deducting placement agent fees and expenses which are estimated at $0.16 million). In connection with the Additional Closing, the placement agents will also receive warrants to purchase up to 53,333 shares of the Company’s common stock with a term of five years and an exercise price of $3.00 per share.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses payable by us in connection with the offering of the securities being registered.

SEC registration fee	$9,483
Accounting fees and expenses	$15,000
Legal fees and expenses	*
Printing and miscellaneous expenses	$7,500

Total	*

*	To be provided in an amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (DGCL), authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the Securities Act).

As permitted by the DGCL, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

●	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

●	any transaction from which the director derived an improper personal benefit.

The Company has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s restated certificate of incorporation and restated bylaws, and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Company for which indemnification is sought. The indemnification provisions in the Company’s restated certificate of incorporation, restated bylaws, and the indemnification agreements entered into between the Company and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Company’s directors and executive officers for liabilities arising under the Securities Act.

The Company currently carries liability insurance for its directors and officers.

Certain of the Company’s directors are also indemnified by their employers with regard to service on the Company’s board of directors.

Item 15. Recent Sales of Unregistered Securities

Sales of Unregistered Securities of Augmedix

The following list sets forth information as to all securities Augmedix sold from January 1, 2017 through immediately prior to the filing of this Registration Statement, which were not registered under the Securities Act.

1.	In March 2018, Augmedix sold an aggregate of $2.65 million of our 2018 Convertible Securities, which granted the holders of the 2018 Convertible Securities the right to convert those 2018 Convertible Securities into shares of the Company’s Preferred Stock at a discount upon the closing of a preferred stock financing with an aggregate gross purchase price paid to Augmedix of no less than $7 million.

2.	Between May 2018 and September 2018, Augmedix sold an aggregate of 4,821,014 shares of our 2018 Series B convertible preferred stock at a cash purchase price of approximately $1.6732 per share (before giving effect to a 10-for-1 reverse stock split in March 2019) for an aggregate purchase price of approximately $8.1 million. The holders of the 2018 Convertible Securities received an aggregate of 1,769,288 shares of our 2018 Series B convertible preferred stock at a conversion price per share of $1.5059 for the cancellation of approximately $2.7 million in indebtedness of 2018 Convertible Securities.

3.	Between October 2018 and December 2018, Augmedix sold an aggregate of 63,761,732 shares of our Series A convertible preferred stock at a purchase price of approximately $0.20 per share (before giving effect to a 10-for-1 reverse stock split in March 2019) for an aggregate purchase price of approximately $12.8 million.

4.	In August 2019, Augmedix sold an aggregate of approximately $3.3 million of our 2019 Convertible Securities, which granted the holders of the 2019 Convertible Securities the right to convert those 2019 Convertible Securities into shares of the Company’s Preferred Stock at a discount upon the closing of a financing with an aggregate gross purchase price paid to the Company of no less than $14.7 million.

5.	Between September 2019 and March 2020, Augmedix sold an aggregate of 16,067,648 shares of our 2019 Series B convertible preferred stock at a cash purchase price of approximately $1.2111 per share for an aggregate purchase price of approximately $15.8 million and a conversion price of approximately $1.08999 per share for the cancellation of approximately $3.3 million in indebtedness of 2019 Convertible Securities.

6.	Augmedix issued an aggregate of 10,011,161 stock options to directors, officers, employees and consultants in connection with the provision of services to Augmedix.

7.	On October 5, 2020, pursuant to the terms of the Merger Agreement, all of the common stock of Augmedix (including common stock issued upon the conversion of preferred stock) held by accredited investors were converted into an aggregate of 15,458,133 shares of our common stock. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act as not involving any public offering or Regulation D promulgated thereunder. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

8.	We sold an aggregate 9,138,853 shares of common stock issued in the initial closing of the Offering on October 5, 2020 and in subsequent additional closings thereafter through November 13, 2020 at a price of $3.00 per share for aggregate gross consideration of approximately $27.4 million (before deducting placement agent fees and total expenses of approximately $2.2 million).

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is included in our financial statements or notes to those financial statements.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Merger and Reorganization among Malo Holdings Corporation, a Delaware corporation, August Acquisition Corp, a Delaware corporation, and Augmedix, Inc., a Delaware corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
3.1	Certificate of Merger relating to the merger of Acquisition Sub with and into Augmedix, Inc., filed with the Secretary of State of the State of Delaware on , 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
3.2	Restated certificate of incorporation, filed with the Secretary of State of the State of Delaware on October 5, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
3.3	Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
4.1	Warrant Agreement dated June 11, 2015, by and between Augmedix, Inc. and Comerica Bank (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.2	Warrant Agreement dated July 28, 2017, by and between Augmedix, Inc. and Comerica Bank (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.3	Warrant Agreement dated August 28, 2018, by and between Augmedix, Inc. and Dignity Health (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.4	Form of 2019 Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.5	Warrant Agreement dated August 7, 2019, by and between Augmedix, Inc. and Partap Krishan Aggarwal (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.6	Warrant Agreement dated September 3, 2019, by and between Augmedix, Inc. and Trinity Capital Fund III, L.P. (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
4.7	Form of Placement Agent Warrant Agreement (incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
5.1†	Opinion of Fenwick & West LLP
10.1*	2013 Equity Incentive Plan and form of award agreements (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
10.2*	2020 Equity Incentive Plan and form of award agreements (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
10.3*	Offer letter, dated October 12, 2018, by and between Emmanuel Krakaris and Augmedix, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
10.4*	Offer letter, dated March 7, 2019, by and between Sandra Breber and Augmedix, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
10.5*	Offer letter, dated August 9, 2017, by and between Matteo Marchetta and Augmedix, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on October 9, 2020).
10.6*	Form of Indemnity Agreement (directors and executive officers). (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.7	Form of Pre-Merger Indemnification Agreement (directors and executive officers). (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.8	Registration Rights Agreement, dated October 5, 2020, by and between Augmedix, Inc. and the parties thereto (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)

Exhibit	Description
10.9	Subscription Agreement, dated October 5, 2020, by and between Augmedix, Inc. and the parties thereto.(incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.10**	Master Services Agreement, dated October 1, 2019, by and between Augmedix, Inc. and IDS Infotech Limited, an Indian limited company, as amended (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.11**	Master Services Agreement, dated February 1, 2018, by and between Augmedix, Inc. and Infosense Technologies, Pvt. Ltd. (dba OG Healthcare), an Indian limited company, as amended (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.12**	Master Services Agreement, dated April 15, 2015, by and between Augmedix, Inc. and Sutter Health, a California nonprofit public benefit corporation, as amended (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.13**	Services Agreement, dated September 1, 2015, by and between Augmedix, Inc. and Dignity Health, a California nonprofit public benefit corporation, as amended. (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.14	Loan and Security Agreement, dated June 11, 2015, by and between Comerica Bank, Inc. and Augmedix, Inc., as amended (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.15	Loan and Security Agreement, dated May 31, 2017, by and between Trinity Capital Fund III, L.P. a Delaware limited partnership and Augmedix, Inc. (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.16	Promissory Note, dated April 5, 2020, by and between East West Bank, Inc. and Augmedix, Inc. (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
10.17	Lease, dated February 5, 2014, by and between Augmedix, Inc. and DP Mission Street, LLC. (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
16.1	Letter from Raich Ende Malter& Co. LLP as to the change in certifying accountant, dated as of October 8, 2020
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Current Report on Form 8-K filed with the SEC on October 9, 2020)
23.1†	Consent of Frank, Rimerman & Co. LLP, independent registered public accounting firm
23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page hereto)

*	Indicates a management contract or any compensatory plan, contract or arrangement.
**	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.
***	To be filed by amendment.
†	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 11th day of December, 2020.

Augmedix, Inc.

By:	/s/ Emmanuel Krakaris
Emmanuel Krakaris
President, Chief Executive Officer and Secretary (principal executive officer)

We, the undersigned directors and officers of the Company, hereby severally constitute and appoint Emmanuel Krakaris and Paul Ginocchio as our true and lawful attorneys, with full power to him to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act in connection with the registration under the Securities Act of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this power of attorney. This power of attorney does not revoke any power of attorney previously granted by the undersigned, or any of them.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/s/ Emmanuel Krakaris	President, Chief Executive Officer,	December 11, 2020
Emmanuel Krakaris	Secretary and Director
(principal executive officer)

/s/ Paul Ginocchio	Chief Financial Officer	December 11, 2020
Paul Ginocchio	(principal financial and accounting officer)

/s/ Jennifer Carter	Director	December 11, 2020
Jennifer Carter

/s/ Jason Krikorian	Director	December 11, 2020
Jason Krikorian

/s/ Joseph Marks	Director	December 11, 2020
Joseph Marks

/s/ Ian Shakil	Director	December 11, 2020
Ian Shakil

/s/ Gerard van Hamel Platerink	Director and Chairman of the Board of Directors	December 11, 2020
Gerard van Hamel Platerink